As filed with the Securities and Exchange Commission on June 20, 2014
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Fox Factory Holding Corp.
(Exact name of Registrant as Specified in its Charter)

Delaware	3751	26-1647258
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
915 Disc Drive
Scotts Valley, California 95066
(831) 274-6500
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Larry L. Enterline
Chief Executive Officer
Fox Factory Holding Corp.
915 Disc Drive
Scotts Valley, California 95066
(831) 274-6500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Stephen C. Mahon, Esq.	David Haugen, Esq.	Kevin P. Kennedy, Esq.
Toby D. Merchant, Esq.	Fox Factory Holding Corp.	Simpson Thacher & Bartlett LLP
Squire Patton Boggs (US) LLP	915 Disc Drive	2475 Hanover Street
221 E. Fourth Street, Suite 2900	Scotts Valley, California 95066	Palo Alto, California 94304
Cincinnati, Ohio 45202	(831) 274-6500	(650) 251-5000
(513) 361-1200

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

☐	Large accelerated filer
☐	Accelerated filer
☑	Non-accelerated filer (do not check if a smaller reporting company)
☐	Smaller reporting company

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum aggregate offering price per share(2)	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Common Stock, $0.001 par value per share	6,513,735	$17.655	$115,000,000	$14,812

(1)	Includes shares or offering price of shares that the underwriters have the option to purchase. See “Underwriting”.

(2)
Estimated solely for the purpose of calculating the registration fee based on the average of the high and low prices for the registrant’s common stock on the NASDAQ Global Select Market on June 19, 2014, pursuant to Rule 457(c) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and neither we nor the selling stockholders are soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated June 20, 2014

Prospectus
shares

Fox Factory Holding Corp.
Common stock
The selling stockholders identified in this prospectus are selling shares of common stock. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.
Our common stock is listed on the NASDAQ Global Select Market under the symbol “FOXF.” On June 19, 2014, the last sale price of our common stock as reported on the Nasdaq Global Select Market was $17.52 per share.
We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and, as such, are subject to reduced public company reporting requirements.

	Per share	Total

Public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds to selling stockholders, before expenses	$	$

(1)	We have agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriting”.
Delivery of the shares of common stock is expected to be made on or about , 2014. The selling stockholders identified in this prospectus have granted the underwriters an option for a period of 30 days to purchase, on the same terms and conditions as set forth above, up to an additional shares of our common stock. We will not receive any of the proceeds from the sale of shares by these selling stockholders if the underwriters exercise their option to purchase additional shares of common stock.
Investing in our common stock involves substantial risk. Please read “Risk factors” beginning on page 12.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

BofA Merrill Lynch		Baird
William Blair	Piper Jaffray	SunTrust Robinson Humphrey
CJS Securities
The date of this prospectus is , 2014

108
2
120
JESSE JONES
76
FOX

FOX suspension products are used on mountain bikes, side-by-sides, off-road vehicles, trucks, ATVs, snowmobiles and motorcycles.

Neither we, the selling stockholders, nor any of the underwriters have authorized anyone to provide any information or to make any representations other than as contained or incorporated by reference in this prospectus or in any free writing prospectuses we have prepared. We do not, and the selling stockholders and underwriters do not, take responsibility for, and provide no assurance as to, the reliability of any information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of the common stock.

This prospectus incorporates by reference important information. You should read this prospectus and the information incorporated by reference before deciding to invest in shares of our common stock. You may obtain this information without charge by following the instructions under “Additional Information” and “Incorporation by Reference.” To the extent there is a conflict between the information contained in this prospectus and the information contained in any document incorporated by reference herein filed prior to the date of this prospectus, you should rely on the information in this prospectus; provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date - for example, a document incorporated by reference in the prospectus - the statement in the document having the later date modifies or supersedes the earlier statement.

Prospectus summary
This summary highlights selected information that is presented in greater detail elsewhere in this prospectus or incorporated by reference into this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including our consolidated financial statements and the related notes incorporated by reference in this prospectus and the information set forth under the sections entitled “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and “Business” in this prospectus, before deciding whether to purchase shares of our common stock. Unless the context otherwise requires, the terms “FOX,” the “Company” or “company,” “we,” “us,” and “our” in this prospectus refer to Fox Factory Holding Corp. and its subsidiaries, on a consolidated basis, and this “offering” refers to the offering contemplated in this prospectus.
Our company
We are a designer, manufacturer and marketer of high-performance suspension products used primarily on mountain bikes, side-by-side vehicles ("Side-by-Sides"), on-road vehicles with off-road capabilities, off-road vehicles and trucks, all-terrain vehicles ("ATVs"), snowmobiles, specialty vehicles and applications, and motorcycles. We believe our products offer innovative design, performance, durability and reliability. Through our products we enhance ride dynamics, which we define as the interplay between the rider, the vehicle and the terrain, by improving performance and control. Our brand is associated with high-performance and technologically advanced products, by which we generally mean products that provide users with improved control and a smoother ride while riding over rough terrain in varied environments. We believe that the performance of our products has been demonstrated by, and our brand benefits from, the success of professional athletes who use our products in elite competitive events, such as the Union Cycliste Internationale Mountain Bike World Cup and the X Games. We believe the exposure our products receive when used by successful professional athletes positively influences the purchasing habits of enthusiasts and other consumers seeking high-performance products. We believe that our strategic focus on the performance and racing segments in our markets influences many aspiring and enthusiast consumers who we believe seek to emulate the performance of professional and other elite athletes. We believe our products are generally sold at premium prices, which to us means manufacturer suggested retail sale prices that are generally in the upper quartile of their respective product categories.
We design our products for, and market our products to, some of the world’s leading original equipment manufacturers, or OEMs, in our markets, and to consumers through the aftermarket channel. Many of our OEM customers, including Giant, Scott, Specialized and Trek in mountain bikes and BRP, Ford and Polaris in powered vehicles, are among the market leaders in their respective product categories, and help shape, as well as respond to, consumer trends in their respective categories. We believe that OEMs often prominently display and incorporate our products to improve the marketability and consumer demand for their high-performance models, which reinforces our brand image. In addition, consumers select our products in the aftermarket channel where we market through a global network of dealers and distributors. We currently sell to more than 150 OEMs and distribute our products to more than 2,500 retail dealers and distributors worldwide. In 2013, 81% of our sales resulted from sales to OEM customers and 19% resulted from sales to dealers and distributors for resale in the aftermarket channel.
We have experienced strong sales and profit growth over the past several years. Our sales increased from approximately $121.5 million in 2009 to $272.7 million in 2013. Over the same period, our net income increased from approximately $5.0 million to $24.1 million. Our Adjusted EBITDA increased from approximately $30.7 million in 2011 to $49.6 million in 2013. See “Summary consolidated financial data-Non-GAAP financial measures” for the definition of Adjusted EBITDA and the reconciliation from net income to Adjusted EBITDA.
Market opportunity
We participate in the large global markets for mountain bikes and powered vehicles used by recreational and professional users. Today, our products for powered vehicles are used primarily on Side-by-Sides, on-road vehicles with off-road capabilities, off-road vehicles and trucks, ATVs, snowmobiles, specialty vehicles and applications, and motorcycles.
We focus on premium priced products within each of these categories, which we consider to be the high-end segment because of their higher retail sale prices, where we believe consumers have a preference for well-designed, performance-oriented equipment. We believe that suspension systems are critical to the performance of the mountain bikes and powered vehicles in the product categories in which we focus and that technical features, component performance, product design, durability, reliability and brand recognition strongly influence the purchasing decisions of consumers. Over the past decade, there have been significant technological advances in materials and features that have increased product functionality and performance, allowing high-end suspension products to be adapted for use in additional end-markets and in the mountain bike and powered vehicle categories.
We believe the high-end segments in which we participate are well positioned for growth due to several factors, including:

•	increasing average retail sales prices, which we believe are driven by differentiated and feature-rich products with advanced technologies;

•	continuing product cycle innovation, which we have observed often motivates consumers to upgrade and purchase new products for enhanced performance; and

•	increased sales opportunities for high-end mountain bikes and powered vehicles in international markets.
As vehicles in our end-markets evolve and grow more capable, suspension products and components have become, and we believe will continue to become, increasingly more important for improved performance and control. Additionally, we believe there are opportunities to continue to leverage our technical know-how in suspension products to provide solutions beyond our current end-markets.
Our competitive strengths
Broad offering of high-performance products across multiple consumer markets
Our suspension products enhance ride dynamics across multiple consumer markets. Through the use of adjustable suspension, position sensitive damping, multiple air spring technologies, lightweight and rigid materials, and other technologies and methods, our products improve the performance and control of the vehicles used by our consumers. We believe our reputation for high-performance products is reinforced by the successful finishes in world class competitive events by athletes incorporating our products in their vehicles.
Premium brand with strong consumer loyalty
We believe that we have developed a reputation for high-performance products and that we have established trademarks, such as FOX, and FOX RACING SHOX, as premium brands, as our high-performance suspension products are generally sold at premium prices. Our FOX logo is prominently displayed on our products used on mountain bikes and powered vehicles sold by our OEM customers, which helps further reinforce our brand image. We believe that our brand has achieved strong loyalty from our consumers. To support our brand, we introduce new products that we believe feature innovative technologies designed to improve vehicle performance and enhance our brand loyalty with consumers. For instance, according to a 2013 independent survey conducted by Bike Germany Magazine, a leading European mountain bike magazine, 79% of consumers surveyed who purchased a FOX suspension fork stated that they would buy a FOX suspension fork again, and in a 2013 Audience Survey by Vital MTB, a popular mountain bike website: (i) of the 38.8% of survey respondents that stated they would buy a mountain bike suspension fork within 12 months, 36.7% of these respondents, the highest percentage of all brands included, stated that they would buy a FOX suspension fork; and (ii) of the 20.6% of survey respondents that stated they would buy a rear mountain bike shock within 12 months, 39.6% of these respondents, the highest percentage of all brands included, stated that they would buy a FOX rear shock.
Track record of innovation and new product introductions
Innovation, including new product development, is a key component of our growth strategy. Due to our experience in suspension engineering and design in multiple markets and with a variety of vehicles, we are able to bring unique ride dynamics solutions to our customers, often developed for use in one market and ultimately deployed across multiple markets. For example, our success in the high-end ATV category led to the widespread adoption of our suspension technology in the Side-by-Side market, which was our second largest product category by sales in 2013. Our innovative product development and speed to market are supported by:

•
our racing culture, including on-site technical race support of professional athletes, which provides us with unique real-time insights as to the evolving ride dynamic needs of those participating in world-class events;

•
ongoing research and development through a team of full-time engineers and numerous other technicians and employees who spend at least part of their time testing and using our products and helping develop engineering-based solutions to enhance our product offerings;

•	feedback from professional athletes, race teams, enthusiasts and other consumers seeking to improve the performance and control of their vehicles through our products;

•	strategic and collaborative relationships with OEM customers, which furthers our ability to extend technologies and applications across end-markets; and

•	our integrated manufacturing facilities and performance testing center, which allow us to quickly move from concept to product.
Over the last year we have developed multiple new products and generated more than 70% of our sales from products introduced by us during the last three years, such as the:

•	Podium RC3, which provides external adjustment that allows the shock to easily be tuned for different rider skill, terrain, and racing type without having to be disassembled;

•	Float X Evol, which allows the rider to tune the spring characteristics of the shock via an air pump without having to remove the shock;

•
ECS Shock, which has an external cooling system that significantly lowers shock temperatures, allowing powered vehicles to operate at higher speeds for extended periods without sacrificing driver control, particularly in extreme environments; and

•
Float iCD, which provides riders the ability to adjust modes for different skills, terrains and activity levels on mountain bikes, resulting in increased utilization of the modes and an overall more efficient ride dynamics experience.

Strategic brand for OEMs, dealers and distributors
Through our strategic relationships, we are often sought out by our OEM customers and work closely with them to develop and design new products and product enhancements. We believe our collaborative approach and product development processes strengthen our relationships with our OEM customers. We believe consumers value our branded suspension products when selecting high-performance mountain bikes and powered vehicles, and as a result, OEMs purchase and incorporate our products in their mountain bikes and powered vehicles in order to increase the sales of their premium priced products. In addition, we believe the inclusion of our products on high-end mountain bikes and powered vehicles reinforces our premium brand image which helps to drive our sales in the aftermarket channel where dealers and distributors sell our products to consumers.
Experienced management team
We have an experienced senior management team led by Larry L. Enterline, our Chief Executive Officer. Collectively, our eleven-member senior management team has an average tenure at FOX of approximately 9.6 years per person. In addition, many members of our management team and many of our employees are avid users of our products, which further extends their knowledge of, and expertise in, our products and end-markets. We are able to attract and retain highly trained and specialized employees who enhance our company culture and serve as strong brand advocates.
Our strategy
Our goal is to expand our leadership position as a designer, manufacturer and marketer of high-performance products designed to enhance ride dynamics. We intend to focus on the following key strategies in pursuit of this goal:
Continue to develop new and innovative products in current end-markets
We intend to continue to develop and introduce new and innovative products in our current end-markets to improve ride dynamics for our consumers. For example, our patented position-sensitive damping systems provide terrain optimized ride characteristics across many of our product lines. We believe that high-performance and control are important to a large portion of our consumer base, and that our frequent introduction of products with innovative and improved technologies increases both OEM and aftermarket demand as consumers seek out components for their vehicles that can deliver these characteristics. We also believe evolving market trends, such as changing mountain bike wheel sizes and increasing adoption rates of Side-by-Side vehicles, should increase demand for vehicles in our end-markets, which, in turn, should increase demand for our suspension products.
Leverage technology and brand to expand into new categories and end-markets
We believe that we have developed a reputation as a leader in ride dynamics, and that our reputation combined with our ability to improve the performance of vehicles by incorporating high-performance suspension products, results in us frequently being approached by OEM product development teams, athletes and others looking to improve the performance of their vehicles, including in end-markets in which we have not previously offered products. We believe that our ride dynamics technologies have applications in end-markets in which we do not currently participate in a meaningful way, and we intend to selectively develop products for and forge relationships with customers in additional markets. These markets may include military, recreational vehicles (RVs), on-road motorcycles, commercial trucks and “performance street” cars.
Opportunistically expand our ride dynamics platform through acquisitions
We intend to continue to expand and strengthen our position in the marketplace. For example, we have recently completed two acquisitions. In the fourth quarter of 2013, we acquired the business of Toxoholics GmbH, our third party Germany-based distributor and service center, for approximately $2.3 million. In the first quarter of 2014, we also acquired the business of Sport Truck USA, Inc., or Sport Truck, a full service distributor of aftermarket suspension solutions, for approximately $40.9 million plus any amounts that may be earned pursuant to an earn-out, as further described in footnote 2 in "Summary consolidated financial data" on page 9. Sport Truck designs, markets, and distributes lift kit solutions primarily through its brands, BDS Suspension and Zone Offroad Products. A lift kit solution is an aftermarket vehicle modification that lifts the vehicle to raise the ride height. Lift kits are commonly installed to allow for the installation of larger tires and new suspension systems. To facilitate these and similar transactions, we have created a business development group, which is responsible for identifying and assessing inorganic and organic potential growth opportunities of our ride dynamics platform. Specifically, our business development group: (i) identifies and assesses potential acquisition opportunities; (ii) aids the business in analyzing growth alternatives; and (iii) manages critical projects and programs as determined by senior management.
Increase our aftermarket penetration
We currently have a broad aftermarket distribution network of more than 2,500 retail dealers and distributors worldwide. We intend to further penetrate the aftermarket channel by selectively adding dealers and distributors in certain geographic markets, increasing our internal sales force and strategically expanding aftermarket-specific products and services to existing vehicle platforms.
Accelerate international growth
While a significant percentage of our current sales are to OEMs and dealers and distributors located outside the United States, we believe international expansion represents a significant opportunity for us and we intend to selectively increase infrastructure investments and focus on identified geographic regions. We believe that rising consumer discretionary income in a number of developing markets and increasing consumer preferences for premium, high-performance mountain bikes and powered vehicles, should contribute to increasing demand for our products. In addition, we believe increasing international viewership of racing and extreme sports and other outdoor events, such as the X Games, is contributing to growing international participation in activities in which our products are used. We intend to leverage our brand recognition to capitalize on these trends by increasing our sales to both OEMs and dealers and distributors globally, particularly in markets where we perceive significant opportunities. Our areas of greatest interest include Asia-Pacific (particularly China, South Korea and Australia) and South America (particularly Brazil, Argentina and Chile).
Improve operating and supply chain efficiencies
We intend to improve operating margins in the medium term by enhancing our design and production processes to increase efficiencies, reducing new product time to market and lowering production costs. Specifically, since we began the process of moving a majority of the manufacturing of our mountain bike products to Taiwan through May 31, 2014, we have manufactured approximately 1.2 million subassemblies and other components and approximately 38,000 completed forks at our new facility in Taiwan. We expect to complete the process of transitioning our mountain bike product manufacturing to our Taiwan facility in 2015. We believe this transition, once completed, will shorten production lead times to our mountain bike OEM customers, improve supply chain efficiencies and reduce manufacturing costs.
Risks related to our business
Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk factors,” which you should read carefully before making a decision to invest in our common stock. Some of these risks include:

•	we may not be able to continue to enhance existing products and develop and market new products that respond to consumer needs and preferences and achieve market acceptance;

•	we face intense competition across all product lines and may be unable to effectively compete against our competitors, which would harm our business and operating results;

•
our suspension products, and the products into which they are incorporated, are discretionary purchases and may be adversely impacted by changes in the economy and economic conditions that impact consumer spending;

•	if we are unable to maintain our premium brand image, our business may suffer;

•	our dependence on the demand for high-end mountain bikes and their suspension components to maintain and foster sales;

•	our dependence upon the expansion of the market for powered vehicles that require high-performance suspension systems to continue our growth in this product category;

•
a disruption in our operations or manufacturing facilities, including any disruption in connection with the transition of a majority of the manufacturing of our mountain bike products to Taiwan, would adversely affect our business, financial condition and results of operations;

•	we depend on the continuing efforts of our senior management and skilled engineers, and our business may be severely disrupted and adversely impacted if we lose their services; and

•	we depend on a relatively small number of customers for a substantial portion of our sales.
Our history
Robert C. Fox, Jr. began developing suspension products in 1974 when, having participated in motocross racing, he sought to create a racing suspension shock that performed better than existing coil spring shocks. Working in a friend’s garage, Mr. Fox created the “Fox AirShox.” The product was successful, and went into production in 1975. The next year, in 1976, Fox AirShox was used by the rider who won the AMA 500cc National Motocross Championship.
Sales of Fox AirShox grew rapidly and, in 1978, our operating subsidiary, Fox Factory, Inc., was incorporated in California. From 1978 to 1983, FOX suspension users won numerous major races including 500cc Grand Prix races (motocross), Baja 1000 races (off-road), AMA SuperBike races (motorcycle road racing), and the Indianapolis 500 race (auto racing), generating greater market awareness of the FOX brand among enthusiasts.
As FOX grew, we applied many of the same core suspension technologies developed for motocross racing to other categories. For example, in 1987 we started selling high-performance suspension products for snowmobiles. By 1991, we began supplying the mountain bike industry with rear shocks and we entered the ATV and other off-road vehicle markets in the mid-1990s. Starting in 2001, we began offering front fork suspension products for mountain bikes.
Fox Factory Holding Corp., the registrant of this offering, is the holding company of Fox Factory, Inc. Fox Factory Holding Corp. was incorporated in Delaware on December 28, 2007 by Compass Group Diversified Holdings LLC, or our Sponsor. Our Sponsor purchased a controlling interest in us on January 4, 2008.
In August 2013, we completed an initial public offering, or IPO, after which our common stock has been listed on the NASDAQ Global Select Market under the symbol “FOXF.” As of May 31, 2014, our Sponsor beneficially owned approximately 53.4% of our outstanding common stock.

For clarification, we are not affiliated with Fox Head, Inc., or Fox Head, an action sports apparel company, although we have entered into an agreement with Fox Head clarifying the parties’ respective use of ”Fox” tradenames and service marks.
Corporate information
Our principal executive offices are located at 915 Disc Drive, Scotts Valley, CA 95066, and our telephone number is (831) 274-6500. Our website address is www.ridefox.com. In addition, we maintain a Facebook page at www.facebook.com/fox, a YouTube channel at www.youtube.com/foxracingshox1, a Vimeo page at www.vimeo.com/foxracingshox and a Twitter feed at www.twitter.com/foxracingshox. Information contained on, or that can be accessed through, our website, Facebook page, YouTube channel, Vimeo page or Twitter feed does not constitute part of this prospectus and inclusions of our website address, Facebook page address, YouTube channel address, Vimeo page address and Twitter feed address in this prospectus are inactive textual references only.
We have a number of registered marks, including, without limitation, FOX, FOX RACING SHOX, and REDEFINE YOUR LIMITS in several jurisdictions, including the United States, and we have also applied to register a number of other marks in various jurisdictions. This prospectus includes trademarks and trade names of other companies. All trademarks and trade names appearing in this prospectus are the property of their respective holders. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or any endorsement or sponsorship of us by, these other companies.
Emerging growth company status
We are an “emerging growth company,” as that term is defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we qualify as an emerging growth company, we have taken, and may continue to take, advantage of certain exemptions from various reporting requirements that are applicable to other public companies that do not qualify as emerging growth companies, including, without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations relating to executive compensation and exemptions from the requirements of holding advisory “say-on-pay,” “say-when-on-pay” and “golden parachute” executive compensation votes.
Under the JOBS Act, we will remain an emerging growth company until the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more;

•	the last day of the fiscal year following the fifth anniversary of our IPO in August 2013;

•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or

•
the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act (i.e., the first day of the fiscal year after we have (i) more than $700 million in outstanding common equity held by our non-affiliates, measured each year on the last day of our second fiscal quarter, and (ii) been public for at least 12 months).

The JOBS Act also provides that an emerging growth company can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. However, we have chosen to “opt out” of such extended transition period, and, as a result, we have been complying, and will continue to comply, with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

The offering

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after this offering	36,657,826 shares. This offering will have no effect on the number of share of our common stock outstanding

Underwriters option to purchase additional shares	The underwriters have an option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional shares from the selling stockholders.

Use of proceeds	We will not receive any proceeds from the sale of shares by the selling stockholders.

Concentration of ownership
Upon completion of this offering, our executive officers and directors, and their affiliates, will beneficially own, in the aggregate, approximately % of our outstanding shares of common stock, and our Sponsor will own approximately % of our outstanding shares of common stock.

Dividend policy	Currently, we do not anticipate paying cash dividends.

NASDAQ Global Select Market symbol	“FOXF”
The number of shares of common stock that will be outstanding after this offering is based on 36,657,826 shares outstanding as of May 31, 2014, and excludes:

•2,129,986 shares of common stock issuable upon the exercise of options to purchase common stock that were outstanding as of May 31, 2014, with a weighted average exercise price of $4.98 per share; and

•3,650,289 shares of common stock issuable under our 2013 Omnibus Plan, which include (i) 3,631,709 shares initially reserved for issuance under our 2013 Omnibus Plan, and (ii) an additional 18,580 shares that may be granted under our 2013 Omnibus Plan as a result of the forfeiture of options previously granted under our 2008 Stock Option Plan and 2008 Non-Statutory Stock Option Plan. Of these shares of common stock, 895,019 shares were issuable upon the vesting of restricted stock units granted to our directors, officers and other employees as of May 31, 2014.

Summary consolidated financial data

The following table sets forth our summary consolidated financial data as of the dates and for the periods indicated. We have derived the summary statements of income data for the years ended December 31, 2011, 2012 and 2013 from our audited consolidated financial statements included in our 2013 Form 10-K, which is incorporated by reference in this prospectus. The summary statements of income for the three months ended March 31, 2013 and 2014, and the selected consolidated balance sheet data as of March 31, 2014 are derived from our unaudited consolidated financial statements included in our 2014 first quarter Form 10-Q, which is incorporated by reference into this prospectus. The unaudited consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in the opinion of management, all adjustments necessary for the fair presentation of the financial information set forth in those statements.
The historical results presented below are not necessarily indicative of the results to be expected for any future period, and the results for any interim period may not necessarily be indicative of the results for the full year. The following summaries of our consolidated financial data for the periods presented should be read in conjunction with “Risk factors,” “Selected consolidated financial data,” “Capitalization” and “Management’s discussion and analysis of financial condition and results of operations,” which are included elsewhere in this prospectus, and our consolidated financial statements and the related notes included in our 2013 Form 10-K and 2014 first quarter Form 10-Q, which are incorporated by reference in this prospectus.

	For the years ended December 31,			For the three months ended March 31,

(in thousands, except shares and per share data)	2011	2012	2013	2013	2014
				(unaudited)

Sales	$197,739	$235,869	$272,746	$54,878	$56,108
Cost of sales(1)	140,849	173,040	192,617	39,163	39,091
Gross profit	56,890	62,829	80,129	15,715	17,017
Operating expenses:
Sales and marketing(1)	11,748	12,570	14,153	3,284	3,844
Research and development(1)	9,750	9,727	10,409	2,355	3,135
General and administrative(1)(2)	7,588	9,063	11,408	2,673	3,930
Amortization of purchased intangibles	5,217	5,315	5,378	1,341	1,361
Total operating expenses	34,303	36,675	41,348	9,653	12,270
Income from operations	22,587	26,154	38,781	6,062	4,747
Other expense, net:
Interest expense	1,982	3,486	4,125	957	110
Other expense (income), net	13	277	(12)	(34)	(32)
Total other expense, net	1,995	3,763	4,113	923	78
Income before income taxes	20,592	22,391	34,668	5,139	4,669
Provision for income taxes	7,054	8,181	10,566	1,590	1,728
Net income	$13,538	$14,210	$24,102	$3,549	$2,941
Earnings per share:
Basic	$0.45	$0.44	$0.70	$0.11	$0.08
Diluted	$0.42	$0.44	$0.68	$0.10	$0.08

Weighted average common shares used to compute net income per share:
Basic	30,030	32,059	34,571	33,460	36,419
Diluted	32,295	32,515	35,705	34,149	37,566
Dividends per share	$—	$2.00	$—	$—	$—

(1)	Includes stock-based compensation (excluding tax effect) as follows:

		For the years ended December 31,			For the three months ended March 31,

	(in thousands)	2011	2012	2013	2013	2014
					(unaudited)

	Cost of sales	$—	$—	$23	$—	$8
	Sales and marketing	78	160	158	33	35
	Research and development	12	29	53	17	12
	General and administrative	940	1,959	2,266	652	766
	Total	$1,030	$2,148	$2,500	$702	$821

(2)
As of March 31, 2014, our contingent consideration liability arising from our acquisition of the business of Sport Truck, which is associated with the potential earnout payments based on achievement of EBITDA (as defined in the acquisition agreement) targets of the acquired business, was approximately $19.0 million. Under the acquisition agreement, if the EBITDA of the acquired business for the fiscal years ending December 31, 2014, 2015 and 2016 exceeds approximately $8.4 million, $10.8 million and $13.5 million, respectively, we will be obligated to make earnout payments up to a maximum amount of approximately $8.1 million, $9.9 million and $11.3 million for each respective year, with an aggregate of approximately $29.3 million. The contingent consideration liability was estimated by applying a Black-Scholes model to our financial projection. If, in the future, management's estimation techniques indicate an increase or decrease of the earnout liability, or if lower or higher EBITDA for any period is actually achieved, we will need to adjust the contingent consideration liability. Such adjustment will be reflected in the general and administrative expenses.

The following table presents our summary unaudited consolidated balance sheet data as of March 31, 2014.

As of March 31, 2014 (in thousands)

Consolidated balance sheet data:
Cash and cash equivalents	$2,002
Inventory	58,387
Working capital	52,736
Property and equipment, net	18,135
Total assets	223,775
Total debt, including current portion	50,000
Total stockholders’ equity	$98,277

Non-GAAP financial measures
Adjusted EBITDA is a financial measure that is not calculated in accordance with GAAP. We define Adjusted EBITDA as net income adjusted for interest expense, other (income) expense, net, provision for income taxes, depreciation and amortization, stock-based compensation, acquisition related expenses and the management fee payable to an affiliate of our Sponsor (which fee was discontinued upon completion of our IPO). Below, we have provided a reconciliation of Adjusted EBITDA to our net income, the most directly comparable financial measure calculated and presented in accordance with GAAP. Adjusted EBITDA should not be considered as an alternative to net income or any other measure of financial performance calculated and presented in accordance with GAAP. We include Adjusted EBITDA in this prospectus because we believe it allows investors to understand and evaluate our core operating performance and trends. In particular, the exclusion of certain expenses in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business.
Our use of Adjusted EBITDA has limitations as an analytical tool. Some of these limitations are:

•	Adjusted EBITDA does not include the impact of equity-based compensation;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect capital expenditure requirements for such replacements;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our indebtedness;

•	Adjusted EBITDA does not include other income or expense such as gain or loss on the disposal of fixed assets, foreign currency transaction gain or loss and other miscellaneous items;

•	Adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us;

•	Adjusted EBITDA does not reflect costs incurred in connection with our business acquisitions;

•	Adjusted EBITDA does not reflect the cash fees which we paid to our Sponsor and;

•	other companies, including companies in our industry, may calculate Adjusted EBITDA measures differently, which reduces its usefulness as a comparative measure.
In evaluating Adjusted EBITDA, you should be aware that in the future we will incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these expenses or any unusual or non-recurring items. When evaluating our performance, you should consider Adjusted EBITDA alongside other financial performance measures, including our net income and other GAAP results.

The following table presents a reconciliation of Adjusted EBITDA to our net income, the most comparable GAAP measure, for each of the periods indicated:

	For the years ended December 31,			For the three months ended March 31,

(in thousands)	2011	2012	2013	2013	2014

Reconciliation of net income to Adjusted EBITDA
Net income	$13,538	$14,210	$24,102	$3,549	$2,941
Interest expense	1,982	3,486	4,125	957	110
Other (income) expense, net(1)	13	277	(12)	(34)	(32)
Provision for income taxes	7,054	8,181	10,566	1,590	1,728
Depreciation and amortization	6,598	7,204	7,759	1,885	2,038
Stock-based compensation(2)	1,030	2,148	2,500	702	821
Acquisition related expenses (3)	—	—	297	—	1,025
Management fee paid(4)	500	500	308	125	—
Adjusted EBITDA	$30,715	$36,006	$49,645	$8,774	$8,631

(1)	Other (income) expense, net includes gain or loss on the disposal of fixed assets, foreign currency transaction gain or loss, and other miscellaneous items.

(2)	Represents non-cash, stock-based compensation.

(3)	Represents costs incurred in connection with the acquisition of certain assets of Toxoholics GmbH and Sport Truck.

(4)
Represents management fees paid to an affiliate of our Sponsor pursuant to a management services agreement that terminated in August 2013 upon the consummation of our IPO. We have not paid any management fees since the termination of the management services agreement and the consummation of our IPO.

Risk factors
Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained or incorporated by reference in this prospectus, before making a decision to invest in our common stock. If any of the risks actually occur, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the trading price of our common stock could decline, and you could lose part or all of your investment.
Risks related to our business
If we are unable to continue to enhance existing products and develop and market new products that respond to consumer needs and preferences and achieve market acceptance, we may experience a decrease in demand for our products, and our business and financial results could suffer.
Our growth strategy involves the continuous development of innovative high-performance products. For instance, during 2013, we generated more than 70% of our sales from products that we introduced during the last three years. We may not be able to compete as effectively with our competitors, and ultimately satisfy the needs and preferences of our customers and the end users of our products, unless we can continue to enhance existing products and develop new, innovative products in the global markets in which we compete. In addition, we must continuously compete not only for end users who purchase our products through the dealers and distributors who are our customers, but also for the OEMs, which incorporate our products into their mountain bikes and powered vehicles. These OEMs regularly evaluate our products against those of our competitors to determine if they are allowing the OEMs to achieve higher sales and market share on a cost-effective basis. Should one or more of our OEM customers determine that they could achieve overall better financial results by incorporating a competitor’s new or existing product, they would likely do so, which could harm our business, financial condition or results of operations.
Product development requires significant financial, technological and other resources. While we expended approximately $10.4 million, $9.7 million and $9.8 million for our research and development efforts in 2013, 2012 and 2011, respectively, there can be no assurance that this level of investment in research and development will be sufficient in the future to maintain our competitive advantage in product innovation, which could cause our business, financial condition or results of operations to suffer.
Product improvements and new product introductions require significant planning, design, development and testing at the technological, product and manufacturing process levels, and we may experience unanticipated delays in our introduction of product improvements or new products. Our competitors’ new products may beat our products to market, be more effective and/or less expensive than our products, obtain better market acceptance or render our products obsolete. Any new products that we develop may not receive market acceptance or otherwise generate any meaningful sales or profits for us relative to our expectations. In addition, one of our competitors could develop an unforeseen and entirely new product or technology that renders our products less desirable or obsolete, which could negatively affect our business, financial condition or results of operations.
We face intense competition in all product lines, including from some competitors that may have greater financial and marketing resources. Failure to compete effectively against competitors would negatively impact our business and operating results.
The suspension industry is highly competitive. We compete with a number of other manufacturers that produce and sell suspension products to OEMs and aftermarket dealers and distributors, including OEMs that produce their own line of suspension products for their own use. Our continued success depends on our ability to continue to compete effectively against our competitors, some of which have significantly greater financial, marketing and other resources than we have. Also, several of our competitors offer broader product lines to OEMs, which they may sell in connection with suspension products as part of a package offering. In the future, our competitors may be able to maintain and grow brand strength and market share more effectively or quickly than we do by anticipating the course of market developments more accurately than we do, developing products that are superior to our products, creating manufacturing or distribution capabilities that are superior to ours, producing similar products at a lower cost than we can or adapting more quickly than we do to new technologies or evolving regulatory, industry or customer requirements, among other possibilities. In addition, we may encounter increased competition if our current competitors broaden their product offerings by beginning to produce additional types of suspension products or through competitor consolidations. We could also face competition from well-capitalized entrants into the high-

performance suspension product market, as well as aggressive pricing tactics by other manufacturers trying to gain market share. As a result, our products may not be able to compete successfully with our competitors’ products, which could negatively affect our business, financial condition or results of operations.
Our business is sensitive to economic conditions that impact consumer spending. Our suspension products, and the mountain bikes and powered vehicles into which they are incorporated, are discretionary purchases and may be adversely impacted by changes in the economy.
Our business depends substantially on global economic and market conditions. In particular, we believe that currently a significant majority of the end users of our products live in the United States and countries in Europe. These areas are either in the process of recovering from recession or, in some cases, are still struggling with recession, disruption in banking and/or financial systems, economic weakness and uncertainty. In addition, our products are recreational in nature and are generally discretionary purchases by consumers. Consumers are usually more willing to make discretionary purchases during periods of favorable general economic conditions and high consumer confidence. Discretionary spending may also be affected by many other factors, including interest rates, the availability of consumer credit, taxes and consumer confidence in future economic conditions. During periods of unfavorable economic conditions, or periods when other negative market factors exist, consumer discretionary spending is typically reduced, which in turn could reduce our product sales and have a negative effect on our business, financial condition or results of operations.
There could also be a number of secondary effects resulting from an economic downturn, such as insolvency of our suppliers resulting in product delays, an inability of our OEM and distributor and dealer customers to obtain credit to finance purchases of our products, customers delaying payment to us for the purchase of our products due to financial hardship or an increase in bad debt expense. Any of these effects could negatively affect our business, financial condition or results of operations.
If we are unable to maintain our premium brand image, our business may suffer.
Our products are selected by both OEMs and dealers and distributors in part because of the premium brand reputation we hold with them and our end users. Therefore, our success depends on our ability to maintain and build our brand image. We have focused on building our brand through producing products that we believe are innovative, high in performance and highly reliable. In addition, our brand benefits from our strong relationships with our OEM customers and dealers and distributors and through marketing programs aimed at mountain bike and powered vehicle enthusiasts in various media and other channels. For example, we sponsor a number of professional athletes and professional race teams. In order to continue to enhance our brand image, we will need to maintain our position in the suspension products industry and continue to provide high quality products and services. Also, we will need to continue to invest in sponsorships, marketing and public relations.
There can be no assurance, however, that we will be able to maintain or enhance the strength of our brand in the future. Our brand could be adversely impacted by, among other things:

•	failure to develop new products that are innovative, high-performance and reliable;

•	internal product quality control issues;

•	product quality issues on the mountain bikes and powered vehicles on which our products are installed;

•	product recalls;

•	high profile component failures (such as a component failure during a race on a mountain bike ridden by an athlete that we sponsor);

•	negative publicity regarding our sponsored athletes;

•	high profile injury or death to one of our sponsored athletes;

•	inconsistent uses of our brand and our other intellectual property assets, as well as failure to protect our intellectual property; and

•	changes in consumer trends and perceptions.
Any adverse impact on our brand could in turn negatively affect our business, financial condition or results of operations.

A significant portion of our sales are highly dependent on the demand for high-end mountain bikes and their suspension components and a material decline in the demand for these bikes or their suspension components could have a material adverse effect on our business or results of operations.
During 2013, approximately 66% of our sales were generated from the sale of suspension products for high-end mountain bikes. Part of our success has been attributable to the growth in the high-end mountain bike industry, including increases in average retail sales prices, as better-performing product designs and technologies have been incorporated into these products. If the popularity of high-end or premium-priced mountain bikes does not increase or declines, the number of mountain bike enthusiasts seeking such mountain bikes or premium priced suspension products for their mountain bikes does not increase or declines, or the average price point of these bikes declines, we may fail to achieve future growth or our sales could decrease, and our business, financial condition or results of operations could be negatively affected. In addition, if current mountain bike enthusiasts stop purchasing our products due to changes in preferences, we may fail to achieve future growth or our sales could be decreased, and our business, financial condition or results of operations could be negatively affected.
Our growth in the powered vehicle category is dependent upon our continued ability to expand our product sales into powered vehicles that require high-performance suspension and the continued expansion of the market for these powered vehicles.
Our growth in the powered vehicle category is in part attributable to the expansion of the market for powered vehicles that require high-performance suspension products. Such market growth includes the creation of new classes of vehicles that need our products, such as Side-by-Sides, and our ability to create products for these vehicles. In the event these markets stopped expanding or contracted, or we are unsuccessful in creating new products for these markets or other competitors successfully enter into these markets, we may fail to achieve future growth or our sales could decrease, and our business, financial condition or results of operations could be negatively affected.
A disruption in the operations of our manufacturing facilities, including any disruption in connection with moving a majority of the manufacturing of our mountain bike products to our new facility in Taiwan, could have a negative effect on our business, financial condition or results of operations.
During 2013, the sale of mountain bike suspension products accounted for approximately 66% of our sales. We are in the process of transitioning the majority of our mountain bike products manufacturing operations to our new facility in Taichung, Taiwan. We contemplate that this transition will continue through 2015, at which time we anticipate that the majority of the manufacturing of our mountain bike products will be completed in Taiwan. During our transition process, we will incur some duplication of facilities, equipment and personnel, the amount of which could vary materially from our projections. Also, the transition process could cause manufacturing problems and give rise to execution risks, including disruptions to employees, negative impact on employee morale and retention, delays in recognizing efficiencies or increased costs of manufacturing, and adverse impacts on our product quality and delivery times. In addition, we could encounter unforeseen difficulties resulting from the distance and time zone differences between our main operations in California and our new Taiwan manufacturing facility. Should any of these problems occur, our business, financial condition or results of operations could be negatively affected.
Equipment failures, delays in deliveries or catastrophic loss at any of our facilities could lead to production or service disruptions, curtailments or shutdowns. In the event of a stoppage in production or a slowdown in production due to high employee turnover or a labor dispute at any of our facilities, even if only temporary, or if we experience delays as a result of events that are beyond our control, delivery times to our customers could be severely affected. If there was a manufacturing disruption in any of our manufacturing facilities, we might be unable to meet product delivery requirements and our business, financial condition or results of operations could be negatively affected, even if the disruption was covered in whole or in part by our business interruption insurance. Any significant delay in deliveries to our customers could lead to increased returns or cancellations, expose us to damage claims from our customers or damage our brand and, in turn, negatively affect our business, financial condition or results of operations.

Our business depends substantially on the continuing efforts of our senior management, and our business may be severely disrupted if we lose their services.
We are heavily dependent upon the contributions, talent and leadership of our senior management team, particularly our Chief Executive Officer, Larry L. Enterline. We do not have a “key person” life insurance policy on Mr. Enterline or any other key employees. We believe that the top nine members of our senior management team are key to establishing our focus and executing our corporate strategies as they have extensive knowledge of our systems and processes. Given our senior management team’s knowledge of the suspension products industry and the limited number of direct competitors in the industry, we believe that it could be difficult to find replacements should any of the members of our senior management team leave. Our inability to find suitable replacements for any of the members of our senior management team could negatively affect our business, financial condition or results of operations.
We depend on skilled engineers to develop and create our products, and the failure to attract and retain such individuals could adversely affect our business.
We rely on skilled and well-trained engineers for the design and production of our products, as well as in our research and development functions. Competition for such individuals is intense, particularly in Silicon Valley near where our headquarters are located. Our inability to attract or retain qualified employees in our design, production or research and development functions or elsewhere in our company could result in diminished quality of our products and delinquent production schedules, impede our ability to develop new products and harm our business, financial condition or results of operations.
We may not be able to sustain our past growth or successfully implement our growth strategy, which may have a negative effect on our business, financial condition or results of operations.
We grew our sales from approximately $197.7 million in 2011 to approximately $272.7 million in 2013. This growth rate may be unsustainable. Our future growth will depend upon various factors, including the strength of our brand image, our ability to continue to produce innovative suspension products, consumer acceptance of our products, competitive conditions in the marketplace, the growth in emerging markets for products requiring high-end suspension products and, in general, the continued growth of the high-end mountain bike and powered vehicle markets into which we sell our products. Our beliefs regarding the future growth of markets for high-end suspension products are based largely on qualitative judgments and limited sources and may not be reliable. If we are unable to sustain our past growth or successfully implement our growth strategy, our business, financial condition or results of operations could be negatively affected.
The professional athletes and race teams who use our products are an important aspect of our brand image. The loss of the support of professional athletes for our products or the inability to attract new professional athletes may harm our business.
If our products are not used by current or future professional athletes and race teams, our brand could lose value and our sales could decline. While our sponsorship agreements typically restrict our sponsored athletes and race teams from promoting, endorsing or using competitors’ products that compete directly within our product categories during the term of the sponsorship agreements, we do not typically have long-term contracts with any of the athletes or race teams whom we sponsor.
If we are unable to maintain our current relationships with these professional athletes and race teams, if these professional athletes and race teams are no longer popular, if our sponsored athletes and race teams fail to have success or if we are unable to continue to attract the endorsement of new professional athletes and race teams in the future, the value of our brand and our sales could decline.
We depend on our relationships with dealers and distributors and their ability to sell and service our products. Any disruption in these relationships could harm our sales.
We sell our aftermarket products to dealers and distributors, and we depend on their willingness and ability to market and sell our products to consumers and provide customer and product service as needed. We also rely on our dealers and distributors to be knowledgeable about our products and their features. If we are not able to educate our dealers and distributors so that they may effectively sell our products as part of a positive buying experience, or if they fail to implement effective retail sales initiatives, focus selling efforts on our competitors’

products, reduce the quantity of our products that they sell or reduce their operations due to financial difficulties or otherwise, our brand and business could suffer.
We do not control our dealers or distributors and many of our contracts allow these entities to offer our competitors’ products. Our competitors may incentivize our dealers and distributors to favor their products. In addition, we do not have long-term contracts with a majority of our dealers and distributors, and our dealers and distributors are not obligated to purchase specified amounts of our products. In fact, the majority of our dealers and distributors buy from us on a purchase order basis. Consequently, with little or no notice, many of these dealers and distributors may terminate their relationships with us or materially reduce their purchases of our products. If we were to lose one or more of our dealers or distributors, we would need to obtain a new dealer or distributor to cover the particular location or product line, which may not be possible on favorable terms or at all. Alternatively, we could use our own sales force to replace such a dealer or distributor, but expanding our sales force into new locations takes a significant amount of time and resources and may not be successful. Further, many of our international distribution contracts contain exclusivity arrangements, which may prevent us from replacing or supplementing our current distributors under certain circumstances.
We are a supplier in the high-end mountain bike and powered vehicles markets, and our business is dependent in large part on the orders we receive from our OEM customers and from their success.
As a supplier to OEM customers, we are dependent in large part on the success of the business of our OEM customers. Model year changes by our OEM customers may adversely impact our sales or cause our sales to vary from quarter to quarter. In addition, losses in market share individually or a decline in the overall market of our OEM customers or the discontinuance by our OEM customers of their products which incorporate our products could negatively impact our business, financial condition or results of operations. For example, if our mountain bike producing OEM customers reduce production of their high-end mountain bikes, their orders to us for our products would in turn be reduced, which could negatively affect our business, financial condition or results of operations.
A relatively small number of customers account for a substantial portion of our sales. The loss of all or a substantial portion of our sales to any of these customers, whether through the temporary or permanent discontinuation of their products which incorporate our products or otherwise, or the loss of market share by these customers could have a material adverse impact on us and our results of operations.
Sales attributable to our five largest OEM customers, which can vary from year to year, collectively accounted for approximately 42%, 40% and 39% of our sales in 2013, 2012 and 2011, respectively. The loss of all or a substantial portion of our sales to any of these OEM customers, whether through the temporary or permanent discontinuation of their products which incorporate our products or otherwise, or the loss of market share by these customers could have a material adverse impact on our business, financial condition or results of operations. For example, our fourth largest OEM customer based upon our sales in 2013 has notified us that it will temporarily suspend purchases of our products in the second half of 2014 due to a planned changeover in its product models. While we expect that an updated model incorporating our suspension products will eventually be re-launched there is no assurance when, or if, that will occur. A longer than anticipated loss of sales to this customer or any similar issues with our other OEM customers could negatively impact our business and results of operations.
Although we refer to the branded mountain bike OEMs that use our products throughout this document as “our customers,” “our OEM customers” or “our mountain bike OEM customers,” branded mountain bike OEMs often use contract manufacturers to manufacture and assemble their bikes. As a result, even though we typically negotiate price and volume requirements directly with our mountain bike OEM customers, it is the contract manufacturers that frequently place the purchase orders with us and are responsible for paying us (rather than the branded mountain bike OEMs). Giant is an OEM and contract manufacturer used by certain of our mountain bike OEM customers. Sales to Giant accounted for approximately 17%, 13% and 12% of our sales in 2013, 2012 and 2011, respectively. In the event Giant were to experience manufacturing or other problems, or were to fail to pay us, it could have a material adverse impact on our business, financial condition or results of operations.
Currency exchange rate fluctuations could result in decreased gross margins.
Foreign currency fluctuations could in the future have an adverse effect on our business, financial condition or results of operations. We sell our products inside and outside of the United States in U.S. Dollars. As the majority of our expenses are also in U.S. Dollars, we are somewhat insulated from currency fluctuations. However, some of the OEMs purchasing products from us sell their products in Europe and other foreign markets using the Euro and other foreign currencies. As a result, as the U.S. Dollar appreciates against these foreign currencies, our products will become relatively more expensive for these OEMs. Accordingly, competitive products that our OEM customers can purchase in other currencies may become more attractive and we could lose sales as these OEMs seek to replace our products with cheaper alternatives. In addition, should the U.S. Dollar depreciate significantly, this could have the effect of decreasing our gross margins and adversely impact our business, financial condition or results of operations. Furthermore, as we transfer a majority of our manufacturing operations for our mountain bike products to our new facility in Taiwan, we anticipate that a growing percentage of our expenses will be denominated in the New Taiwan Dollar. Should the New Taiwan Dollar appreciate against the U.S. Dollar, this could have the effect of decreasing our gross margins.
Our international operations are exposed to risks associated with conducting business globally.
As a result of our international presence, we are exposed to increased risks inherent in conducting business outside of the United States. In addition to foreign currency risks, these risks include:

•	increased difficulty in protecting our intellectual property rights and trade secrets;

•	changes in tax laws and the interpretation of those laws;

•	exposure to local economic conditions;

•	unexpected government action or changes in legal or regulatory requirements;

•	geopolitical regional conflicts, terrorist activity, political unrest, civil strife, acts of war and other political uncertainty;

•	changes in tariffs, quotas, trade barriers and other similar restrictions on sales;

•	the effects of any anti-American sentiments on our brands or sales of our products;

•
increased difficulty in ensuring compliance by employees, agents and contractors with our policies as well as with the laws of multiple jurisdictions, including but not limited to the U.S. Foreign Corrupt Practices Act, local international environmental, health and safety laws, and increasingly complex regulations relating to the conduct of international commerce;

•
increased difficulty in controlling and monitoring foreign operations from the United States, including increased difficulty in identifying and recruiting qualified personnel for our foreign operations; and

•	increased difficulty in staffing and managing foreign operations or international sales.
An adverse change in any of these conditions could have a negative effect upon our business, financial condition or results of operations.
Our sales could be adversely impacted by the disruption or cessation of sales by other bike component manufacturers or if other mountain bike component manufacturers enter into the suspension market.
Most of the mountain bikes incorporating our suspension products also utilize products and components manufactured by other mountain bike component manufacturers. If such component manufacturers were to cease selling their products and components on a stand-alone basis, their sales are disrupted, or their competitive market position or reputation is diminished, customers could migrate to competitors that sell both suspension and other complementary mountain bike products which we do not sell. Moreover, such mountain bike component manufacturers could begin manufacturing mountain bike suspension products or bundle their bike components with suspension products manufactured by competitors. If any of the foregoing were to occur, our sales could decrease and our business, financial condition or results of operations could suffer.
We have been and may become subject to intellectual property disputes that could cause us to incur significant costs or pay significant damages or that could prohibit us from selling our products.
As we develop new products or attempt to utilize our brands in connection with new products, we seek to avoid infringing the valid patents and other intellectual property rights of our competitors. However, from time to time, third parties have alleged, or may allege in the future, that our products and/or trademarks infringe upon their proprietary rights. We will evaluate any such claims and, where appropriate, may obtain or seek to obtain licenses or other business arrangements. To date, there have been no significant interruptions in our business as a result of any claims of infringement, and we do not hold patent infringement insurance. Any claim, regardless of its merit, could be expensive, time consuming to defend and distract management from our business. Moreover, if our products or brands are found to infringe third-party intellectual property rights, we may be unable to obtain a license to use such technology or associated intellectual property rights on acceptable terms. A court determination that our brands, products or manufacturing processes infringe the intellectual property rights of others could result in significant liability and/or require us to make material changes to our products and/or manufacturing processes or preclude our ability to use certain brands. In most circumstances, we are not indemnified for our use of a licensor’s intellectual property, if such intellectual property is found to be infringing. Any of the foregoing results could cause us to, and we could incur substantial costs to, redesign our products or defend legal actions, and such costs could negatively affect our business, financial condition or results of operations.
If we are unable to enforce our intellectual property rights, our reputation and sales could be adversely affected.
Intellectual property is an important component of our business. As of June 5, 2014, we had 50 patents and had approximately 94 patents pending on file in the U.S. and various foreign patent offices. Additionally, we have registered or have applied for trademarks and service marks with the United States Patent and Trademark Office and a number of foreign countries, including the marks FOX, FOX RACING SHOX, and REDEFINE YOUR LIMITS, to be utilized with certain goods and services. When appropriate, we may from time to time assert our rights against those who infringe on our patents, trademarks, trade dress, or other intellectual property. We may not, however, be successful in enforcing our patents or asserting trademark, trade name or trade dress protection with respect to our brand names and our product designs, and third parties may seek to oppose or challenge our patents or trademark registrations. Further, these legal efforts may not be successful in reducing sales of suspension products by those infringing. In addition, our pending patent applications may not result in the issuance of patents, and even issued patents may be contested, circumvented or invalidated and may not provide us with proprietary protection or competitive advantages. If our efforts to develop and enforce our intellectual property are unsuccessful, or if a third party misappropriates our rights, this may adversely affect our business, financial condition or results of operations. Additionally, intellectual property protection may be unavailable or limited in some foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States, and it may be more difficult for us to successfully challenge the use of our proprietary rights by other parties in these countries. Furthermore, other competitors may be able to successfully produce products which imitate certain of our products without infringing upon any of our patents, trademarks or trade dress. The failure to prevent or limit infringements and imitations, could have a permanent negative impact on the pricing of our products or reduce our product sales and product margins, even if we are ultimately successful in limiting the distribution of a product that infringes our rights, which in turn may affect our business, financial condition or results of operations.
Although we enter into non-disclosure agreements with employees, OEMs, distributors and others to protect our confidential information and trade secrets, we may be unable to prevent such parties from breaching these agreements with us and using our intellectual property in an unauthorized manner. If our efforts to protect our intellectual property are unsuccessful, or if a third party misappropriates our rights this may adversely affect our business. Defending our intellectual property rights can be very expensive and time consuming, and there is no assurance that we will be successful.
If we inaccurately forecast demand for our products, we may manufacture insufficient or excess quantities or our manufacturing costs could increase, which could adversely affect our business.
We plan our manufacturing capacity based upon the forecasted demand for our products. In the OEM channel, our forecasts are based in large part on the number of our product specifications for new mountain bikes and powered vehicles and on projections from our OEM customers. In the aftermarket channel, our forecasts are based partially on discussions with our dealers and distributors as well as our own assessment of markets. If we incorrectly forecast demand we may incur capacity issues in our manufacturing plant and supply chain, increased material costs, increased freight costs and additional overtime, all of which in turn adversely impact our cost of sales and our gross margin. For example, due to increased demand for our products beyond what was forecasted, our 2012 production exceeded our budgeted production, which resulted in increased expedited freight costs. The current continuing economic weakness and uncertainty in the United States, Europe and other countries has made, and may continue to make, accurate forecasting particularly challenging.
In the future, if actual demand for our products exceeds forecasted demand, the margins on our incremental sales in excess of anticipated sales may be lower due to temporary higher costs, which could result in a decrease in our overall margins. While we generally manufacture our products upon receipt of customer orders, if actual demand is less than the forecasted demand for our products and we have already manufactured the products or committed to purchase materials in support of forecasted demand, we could be forced to hold excess inventories. In short, either excess or insufficient production due to inaccurate forecasting could have a negative effect on our business, financial condition or results of operations.

Product recalls, and significant product repair and/or replacement due to product warranty costs and claims have had, and in the future could have, a material adverse impact on our business.
Unless otherwise required by law, we generally provide a limited warranty for our products for a one or two year period beginning on: (i) in the case of OEM sales, the date the mountain bike or powered vehicle is purchased from an authorized OEM where our product is incorporated as original equipment on the purchased mountain bike or powered vehicle; or (ii) in the case of aftermarket sales, the date the product is originally purchased from an authorized dealer. From time to time, our customers may negotiate for longer or different warranty coverage. In the ordinary course of business, we incur warranty costs and reserve against such costs in our financial statements. However, there is a risk that we could experience higher than expected warranty costs if we become aware of an underperforming product. For example, in 2012 we increased our reserve and included additional costs of approximately $1.8 million to reflect the costs of repairing or replacing certain dampers in our suspension products and experienced other related costs of approximately $1.0 million. We may in the future encounter similar situations and be forced to make other adjustments to our warranty reserves or incur costs in excess of these reserves which could adversely affect our results of operations.
We may also be required to or voluntarily participate in recalls involving our products or components if any prove to be defective. For example, during calendar year 2013, we initiated a voluntary recall of certain model year 2013 32 and 34 Evolution Series suspension forks having 120 mm - 160 mm of travel with certain dampers manufactured by us between March 1, 2012 and November 30, 2012. In addition to the direct costs related to this or other recalls we may be forced to undertake in the future, such events could adversely affect our brand image and have a negative effect on our relationships with our OEMs, sponsored athletes and race teams, or otherwise have a negative effect on our business, financial condition and results of operations
An adverse determination in any material product liability claim against us could adversely affect our operating results or financial condition.
The use of our products by consumers, often under extreme conditions, exposes us to risks associated with product liability claims. If our products are defective or used incorrectly by our customers, bodily injury, property damage or other injury, including death, may result and could give rise to product liability claims against us, which could adversely affect our brand image or reputation. We have encountered product liability claims in the past and carry product liability insurance to help protect us against the costs of such claims, although our insurance may not be sufficient to cover all losses. Any losses that we may suffer from any liability claims, and the effect that any product liability litigation may have upon the reputation and marketability of our products, may have a negative impact on our business, financial condition or results of operations.
Our Amended and Restated 2013 Credit Facility places operating restrictions on us and creates default risks.
We entered into a credit facility with a third-party lender in connection with our IPO, which we refer to as the 2013 Credit Facility. In connection with our purchase of the business of Sport Truck in March 2014, the 2013 Credit Facility was amended and restated and is referred to herein as the Amended and Restated 2013 Credit Facility. The Amended and Restated 2013 Credit Facility contains covenants that place restrictions on our operating activities. These covenants, among other things, limit our ability to:

•	pay dividends or make distributions to our stockholders or redeem our stock;

•	incur additional indebtedness or permit additional encumbrances on our assets; and

•	make acquisitions or complete mergers or sales of assets, or engage in new businesses.
These restrictions may interfere with our ability to obtain financing or to engage in other business activities, which may have a material adverse effect on our business, financial condition or results of operations.
If we are unable to comply with the covenants contained in our Amended and Restated 2013 Credit Facility, it could constitute an event of default and our lenders could declare all borrowings outstanding, together with accrued and unpaid interest, to be immediately due and payable. If we are unable to repay or otherwise refinance these borrowings when due, our lenders could sell the collateral securing our credit facilities, which constitutes substantially all of our assets.

Our outstanding indebtedness under our secured credit facility bears interest at a variable rate, which makes us more vulnerable to increases in interest rates and could cause our interest expense to increase and decrease cash available for operations and other purposes.
In connection with our purchase of the business of Sport Truck in March 2014, we entered into the Amended and Restated 2013 Credit Facility, which provides a maturing secured term loan in the principal amount of $50.0 million, subject to quarterly amortization payments, and extended the term of the 2013 Credit Facility through March 31, 2019. Borrowings under our Amended and Restated 2013 Credit Facility bear interest on a variable rate which increases and decreases based upon changes in the underlying interest rate and/or our leverage ratio. Any such increases in the interest rate or increases of our borrowings under the Amended and Restated 2013 Credit Facility will increase our interest expense.
As of March 31, 2014, we had $50.0 million of indebtedness, bearing interest at a variable rate, outstanding under the Amended and Restated 2013 Credit Facility. Recent interest rates in the United States have been at historically low levels, and any increase in these rates would increase our interest expense and reduce our funds available for operations and other purposes. Although from time to time we may enter into agreements to hedge a portion of our interest rate exposure, these agreements may be costly and may not protect against all interest rate fluctuations. Accordingly, we may experience material increases in our interest expense as a result of increases in interest rate levels generally. Based on the $50.0 million of variable interest rate indebtedness that was outstanding as of March 31, 2014, a hypothetical 100 basis point increase or decrease in the interest rate on our variable rate debt would have resulted in an approximately $0.5 million change to our interest expense for fiscal 2013.
We are subject to certain risks in our manufacturing and in the testing of our products.
As of March 31, 2014, we employed approximately 815 full-time employees worldwide, a large percentage of which work at our manufacturing facilities. Our business involves complex manufacturing processes that can be inherently dangerous. Although we employ safety procedures in the design and operation of our facilities, there is a risk that an accident or death could occur in one of our facilities. Also, prior to the introduction of new products, our employees test the products under rigorous conditions, which involve the risk of injury or death. Any accident could result in manufacturing or product delays, which could negatively affect our business, financial condition or results of operations. The outcome of litigation is difficult to assess or quantify and the cost to defend litigation can be significant. As a result, the costs to defend any action or the potential liability resulting from any such accident or death or arising out of any other litigation, and any negative publicity associated therewith, could have a negative effect on our business, financial condition or results of operations.
We are subject to extensive United States federal and state, foreign and international safety, environmental, employment practices and other government regulations that may require us to incur expenses or modify product offerings in order to maintain compliance with such regulation, which could have a negative effect on our business and results of operations.
We are subject to extensive laws and regulations relating to safety, environmental, and other laws and regulations promulgated by the United States federal and state governments, as well as foreign and international regulatory authorities. Although we believe that our products, policies and processes comply with applicable safety, environmental, and other standards and related regulations, future regulations may require additional safety standards that would require additional expenses and/or modification of product offerings in order to maintain such compliance. Failure to comply with applicable regulations could result in fines, increased expenses to modify our products and harm to our reputation, all of which could have an adverse effect on our business, financial condition or results of operations.
Moreover, certain of our customer contracts require us to comply with the standards of voluntary standard-setting organizations, such as the United States Consumer Product Safety Commission and European Committee for Standardization (CEN). Failure to comply with the voluntary requirements of such organizations could result in the loss of certain customer contracts, which could have an adverse effect on our business, financial condition or results of operations.

We are subject to employment practice laws and regulations and as such are exposed to litigation risks.
We are subject to extensive laws and regulations relating employment practices, including wage and hour, wrongful termination and discrimination. Complying with such laws and regulations, and defending against allegations of our failure to comply (including meritless allegations), can be expensive and time consuming. We believe that our policies and processes comply with applicable employment standards and related regulations, however, we are subject to risks of litigation by employees and others which might involve allegations of illegal, unfair or inconsistent employment practices, including wage and hour violations and employment discrimination, misclassification of independent contractors as employees, wrongful termination and other concerns, which could require additional expenditures.
We are subject to environmental laws and regulation and potential exposure for environmental costs and liabilities.
Our operations, facilities and properties are subject to a variety of foreign, federal, state and local laws and regulations relating to health, safety and the protection of the environment. These environmental laws and regulations include those relating to the use, generation, storage, handling, transportation, treatment and disposal of solid and hazardous materials and wastes, emissions to air, discharges to waters and the investigation and remediation of contamination. Many of these laws impose strict, retroactive, joint and several liability upon owners and operators of properties, including with respect to environmental matters that occurred prior to the time the party became an owner or operator. In addition, we may have liability with respect to third party sites to which we send waste for disposal. Failure to comply with such laws and regulations can result in significant fines, penalties, costs, liabilities or restrictions on operations that could negatively affect our business, financial condition or results of operations. From time to time, we have been involved in administrative or legal proceedings relating to environmental, health or safety matters and have in the past incurred expenditures relating to such matters.
We believe that our operations are in substantial compliance with applicable environmental laws and regulations. However, additional environmental issues relating to presently known or unknown matters could give rise to currently unanticipated investigation, assessment or expenditures. Compliance with more stringent laws or regulations, as well as different interpretations of existing laws, more vigorous enforcement by regulators or unanticipated events, could require additional expenditures that may materially affect our business, financial condition or results of operations.
Federal, state, local, foreign and international laws and regulations relating to land-use, noise and air pollution may have a negative impact on our future sales and results of operations.
The products in our powered vehicles line are used in vehicles which are subject to numerous federal, state, local, foreign and international laws and regulations relating to noise and air-pollution. Powered vehicles, and even mountain bikes, have also become subject to laws and regulations prohibiting their use on certain lands and trails. For example, in San Mateo County, California, mountain bikes are not allowed on county trails, and ATV and Side-by-Side riding is not allowed in Zion National Park, among many other national and state parks. In addition, recreational snowmobiling has been restricted in some national parks and federal lands in Canada, the United States and other countries. If more of these laws and regulations are passed and the users of our products lose convenient locations to ride their mountain bikes and powered vehicles, our sales could decrease and our business, financial condition or results of operations could suffer.
Fuel shortages, or high prices for fuel, could have a negative effect on the use of powered vehicles that use our products.
Gasoline or diesel fuel is required for the operation of the powered vehicles that use our products. There can be no assurance that the supply of these fuels will continue uninterrupted, that rationing will not be imposed or that the price of or tax on these petroleum products will not significantly increase in the future. Shortages of gasoline and diesel fuel and substantial increases in the price of fuel could have a material adverse effect on our powered vehicle product category in the future, which could have a negative effect on our business, financial condition or results of operations.

We do not control our suppliers or OEMs, or require them to comply with a formal code of conduct, and actions that they might take could harm our reputation and sales.
We do not control our suppliers or OEMs or their labor, environmental or other practices. A violation of labor, environmental, intellectual property or other laws by our suppliers or OEMs, or a failure of these parties to follow generally accepted ethical business practices, could create negative publicity and harm our reputation. In addition, we may be required to seek alternative suppliers or OEMs if these violations or failures were to occur. We do not inspect or audit compliance by our suppliers or OEMs with these laws or practices, and we do not require our suppliers or OEMs or licensees to comply with a formal code of conduct. Any conduct or actions that our suppliers could take could reduce demand for our products, harm our ability to meet demand or harm our reputation, brand image, business, financial condition or results of operations.
We depend on a limited number of suppliers for our materials and component parts for some of our products, and the loss of any of these suppliers or an increase in cost of raw materials could harm our business.
We depend on a limited number of suppliers for certain components. If our current suppliers, in particular the minority of those which are “single-source” suppliers, are unable to timely fulfill orders, or if we are required to transition to other suppliers, we could experience significant production delays or disruption to our business. We define a single-source supplier as a supplier from which we purchase all of a particular raw material or input used in our manufacturing operations, although other suppliers are available from which to purchase the same raw material or input or an equivalent substitute. We do not maintain long term supply contracts with any of our suppliers and instead purchase these components on a purchase order basis. As a result, we cannot force any supplier to sell us the necessary components we use in creating our products and we could face significant supply disruptions should they refuse to do so. In connection with the transfer of a majority of the manufacturing of our mountain bike products to Taiwan, we could experience difficulties locating new qualified suppliers geographically located closer to these facilities. Furthermore, such new suppliers could experience difficulties in providing us with some or all of the materials we require, which could result in disruptions in our manufacturing operations. If we experience difficulties with our suppliers or manufacturing delays caused by our suppliers, whether in connection with our manufacturing operations in the United States or in Taiwan, our business, financial condition and results of operations could be materially and adversely impacted.
In addition, we purchase various raw materials in order to manufacture our products. The main commodity items purchased for production include aluminum, magnesium and steel. Historically, price fluctuations for these components and raw materials have not had a material impact on our business. In the future, however, if we experience material increases in the price of components or raw materials and are unable to pass on those increases to our customers, or there are shortages in the availability of such component parts or raw materials, it could negatively affect our business, financial condition or results of operations.
In addition to our various single-source suppliers, we also rely on one “sole-source” supplier, Miyaki Corporation, or Miyaki. We define a sole-source supplier as a supplier of a raw material or input for which there is no other supplier of the same product or an equivalent substitute. Miyaki is the exclusive producer of the Kashima coating for our suspension component tubes. As part of our agreement with Miyaki, we have been granted the exclusive right to use the trademark “KASHIMACOAT” on products comprising the aluminum finished parts for suspension components (e.g., tubes) and on related sales and marketing material worldwide, subject to certain exclusions. Although we believe we could obtain other coatings of comparable utility from other sources if necessary, we could no longer obtain this specific Kashima coating or use the trademark “KASHIMACOAT” if Miyaki were to stop supplying us with this coating. The need to replace the Kashima coating could temporarily disrupt our business and harm our business, financial condition or results of operations.
New regulations related to conflict minerals may force us to incur additional expenses and otherwise adversely impact our business.
The U.S. Securities and Exchange Commission, or the SEC, has promulgated final rules mandated by the Dodd-Frank Act regarding disclosure of the use of tin, tantalum, tungsten and gold, known as conflict minerals, in products manufactured by public companies. These new rules require ongoing due diligence to determine whether such minerals originated from the Democratic Republic of Congo, or the DRC, or an adjoining country and whether such minerals helped finance the armed conflict in the DRC. Reporting obligations for the rule begin May 31, 2014 and are required annually thereafter. As a new public company, we will be required to comply with the reporting obligations beginning with our fiscal year ended December 31, 2015. There will be costs associated with complying with these disclosure requirements, including costs to determine the origin of conflict minerals in our products. The implementation of these rules and their effect on customer, supplier and/or consumer behavior could adversely affect the sourcing, supply and pricing of materials used in our products. As a result, we may also incur costs with respect to potential changes to products, processes or sources of supply. We may face disqualification as a supplier for customers and reputational challenges if the due diligence procedures we implement do not enable us to verify the origins for all conflict minerals used in our products or to determine if such conflict minerals are conflict-free. Accordingly, the implementation of these rules could have a material adverse effect on our business, results of operations and/or financial condition.
The transition of a majority of the manufacturing of our mountain bike products to our new facility in Taiwan may negatively impact our brand image and consumer loyalty, which in turn could have a material adverse impact on our business and results of operations.
As we transition the majority of the manufacturing of our mountain bike products to our new facility in Taiwan, no assurances can be given that consumers may not be adversely influenced by the fact that such products will no longer be manufactured in the United States or that consumers and OEM customers may not otherwise perceive that the quality of our products is lowered as a result of the fact that they will be manufactured overseas. Such perceptions could adversely impact our business, financial condition or results of operations.
Federal health care reform legislation could increase our expenses and adversely impact our results of operations.
In March 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 were signed into law in the United States. These health care reform laws require employers such as us to provide health insurance for all qualifying employees or pay penalties for not providing coverage. We are unable at this time to accurately predict the impact that these laws will have on our future health care benefit and insurance premium costs and our costs for temporary employees that we obtain through agencies. If these costs increase and we are unable to raise the prices we charge our customers to cover these increased expenses, such increases in costs could adversely impact our business, financial condition or results of operations.
We rely on increasingly complex information systems for management of our manufacturing, distribution, sales and other functions. If our information systems fail to perform these functions adequately or if we experience an interruption in our operations, our business could suffer.
All of our major operations, including manufacturing, distribution, sales and accounting, are dependent upon our complex information systems. Our information systems are vulnerable to damage or interruption from, among other things:

•	earthquake, fire, flood, hurricane and other natural disasters;

•	power loss, computer systems failure, internet and telecommunications or data network failure; and

•	hackers, computer viruses, software bugs or glitches.
Any damage or significant disruption in the operation of such systems or the failure of our information systems to perform as expected could disrupt our operations, reduce our efficiency, delay our fulfillment of customer orders or require significant unanticipated expenditures to correct, and thereby have a negative effect on our business, financial condition or results of operations.
We may grow in the future through acquisitions. Growth by acquisitions involves risks and we may not be able to effectively integrate businesses we acquire or we may not be able to identify or consummate any future acquisitions on favorable terms, or at all.
In the first quarter of 2014, we acquired certain assets of Sport Truck, a full service distributor of aftermarket suspension solutions, and, in the fourth quarter of 2013, we acquired certain assets of Toxoholics GmbH, our third party Germany-based distributor and service center. We intend to selectively evaluate additional acquisitions in the future. Any acquisitions that we might make are subject to various risks and uncertainties and could have a negative impact on our business, financial condition or results of operations. These risks include the inability to integrate effectively the operations, products, technologies and personnel of the acquired companies (some of which may be spread out in different geographic regions), the inability to achieve anticipated cost savings or operating synergies, the earnouts we may contractually obligate ourselves to pay, and the risk we may not be able to effectively manage our operations at an increased scale of operations resulting from such acquisitions. In the event we do complete acquisitions in the future, such acquisitions could affect our cash flows and net income as we expend funds, increase indebtedness and incur additional expenses in connection with pursuing acquisitions. We may also issue shares of our common stock or other securities from time to time as consideration for future acquisitions and investments. We may not be able to identify or consummate any future acquisitions on favorable terms, or at all.
We have a significant contingent earnout liability relating to the acquisition of the business of Sport Truck, which may adversely affect our liquidity and financial condition and results of operations.
On March 31, 2014, we acquired the business of Sport Truck for approximately $40.9 million. Under the terms of the asset purchase agreement for the acquisition, we will be obligated to make additional earnout payments up to an aggregate of approximately $29.3 million if the EBITDA of the acquired business for the fiscal years ending December 31, 2014, 2015 and 2016 exceeds approximately $8.4 million, $10.8 million and $13.5 million, respectively, subject to a maximum amount of approximately $8.1 million, $9.9 million and $11.3 million for each respective year. As of March 31, 2013, we had accrued approximately $19.0 million for such potential earnout payments based on the application of the Black-Scholes model to management’s financial projections. If, in the future, management's estimation techniques indicate an increase to the earnout liability or if higher EBITDA (as defined in the acquisition agreement) for any period is actually achieved, we will need to accrue additional amounts. Such additional accrual could adversely impact our liquidity, financial condition and results of operations.
Our operating results are subject to quarterly variations in our sales, which could make our operating results difficult to predict and could adversely affect the price of our common stock.
We have experienced, and expect to continue to experience, substantial quarterly variations in our sales and net income. Our quarterly results of operations fluctuate, in some cases significantly, as a result of a variety of other factors, including, among other things:

•	the timing of new product releases or other significant announcements by us or our competitors;

•	new advertising initiatives;

•	fluctuations in raw materials and component costs; and

•	changes in our practices with respect to building inventory.
As a result of these quarterly fluctuations, comparisons of our operating results between different quarters within a single year are not necessarily meaningful and may not be accurate indicators of our future performance. Any quarterly fluctuations that we report in the future may differ from the expectations of market analysts and investors, which could cause the price of our common stock to fluctuate significantly. We also believe that the seasonal nature of our business may have been overshadowed over each of the past few years due to the rapid growth in sales we have experienced during the same period.
Our beliefs regarding the future growth of the high-performance suspension product market are supported by qualitative data and limited sources and may not be reliable. A reduction or lack of continued growth in the popularity of high-end mountain bikes or powered vehicles or in the number of consumers who are willing to pay premium prices for well-designed performance-oriented equipment in the markets in which we sell our products could adversely affect our product sales and profits, financial condition or results of operations.
We generate virtually all of our revenues from sales of high-performance suspension products. Our beliefs regarding the outlook of the high-performance suspension product market come from qualitative data and limited sources, which may not be reliable. If our beliefs regarding the opportunities in the market for our products are incorrect or the number of consumers who we believe are willing to pay premium prices for well-designed performance-oriented equipment in the markets in which we sell our products does not increase, or declines, we may fail to achieve future growth and our business, financial condition or results of operations could be negatively affected.

Risks related to this offering and ownership of our common stock
The trading price of our common stock may be volatile, and you might not be able to sell your shares at or above the price you pay for the shares.
The trading price of our common stock could be volatile, and you could lose all or part of your investment in our common stock. Since our IPO in 2013, our stock price has fluctuated between $20.75 and $14.33 per share and such volatility may continue in the future. Factors affecting the trading price of our common stock could include:

•	variations in our operating results or those of our competitors;

•	new product or other significant announcements by us or our competitors;

•	changes in our product mix;

•	changes in consumer preferences;

•	fluctuations in currency exchange rates;

•	the gain or loss of significant customers;

•	recruitment or departure of key personnel;

•	changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow our common stock;

•	changes in general economic conditions as well as conditions affecting our industry in particular;

•	sales of our common stock by us, our significant stockholders or our directors or executive officers; and

•	the expiration of contractual lock-up agreements.
In addition, in recent years, the stock market has experienced significant price fluctuations. Fluctuations in the stock market generally or with respect to companies in our industry could cause the trading price of our common stock to fluctuate for reasons unrelated to our business, operating results or financial condition. Some companies that have had volatile market prices for their securities have had securities class actions filed against them. A suit filed against us, regardless of its merits or outcome, could cause us to incur substantial costs and could divert management’s attention.
Future sales of our shares, or the perception that such sales may occur, could cause our stock price to decline.
If our existing stockholders sell substantial amounts of our common stock in the public market, or are perceived by the public market as intending to sell, the trading price of our common stock could decline. As of May 31, 2014, we had 36,657,826 shares of common stock outstanding, 12,531,143 of which are freely tradable, without restriction, in the public market. Our executive officers, directors and the selling stockholders have entered into contractual lock-up agreements with the underwriters pursuant to which they have agreed, subject to certain exceptions, not to sell or otherwise transfer any of their common stock or securities convertible into or exchangeable for shares of common stock for a period through the date 90 days after the date of the final prospectus for this offering. As of May 31, 2014, 24,126,683 shares of common stock outstanding were held by directors, executive officers and other affiliates and are subject to volume and manner of sale limitations under Rule 144 under the Securities Act. Certain of our existing stockholders have demand and piggyback rights to require us to register with the SEC up to approximately shares of our common stock, excluding the shares of our common stock being offering in this prospectus. See “Description of Capital Stock - Registration Rights” for more information. If we register any of these shares of common stock, those stockholders would be able to sell those shares freely in the public market.
After our IPO, we filed a registration statement under the Securities Act to register shares of our common stock that we may issue under our equity plans. As a result, all such shares can be freely sold in the public market upon issuance, subject to any vesting or contractual lock-up agreements.
In addition, our Amended and Restated Certificate of Incorporation authorizes us to issue 90,000,000 shares of common stock, of which 36,657,826 shares were outstanding as of May 31, 2014. In the future, we may issue additional shares of common stock or other equity or debt securities convertible into common stock in connection with a financing, acquisition or otherwise.
If any of these additional shares described are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline. For additional information, see “Shares eligible for future sale.”

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act. For as long as we are an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding advisory “say-on-pay” and “say-when-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the completion of our IPO; (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.
We cannot predict if investors will find our common stock less attractive to the extent we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.
If securities or industry analysts do not publish research or publish unfavorable research about our business, our stock price and trading volume could decline.
The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who covers us downgrades our stock or publishes unfavorable research about our business or our industry, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.
Our Sponsor and our directors and officers and insiders will continue to have substantial control over us after this offering and will be able to influence corporate matters.
Upon completion of this offering, our Sponsor will beneficially own approximately % of our outstanding common stock (or approximately % if the underwriters exercise their option to purchase additional shares from the selling stockholders in full), and our other directors and executive officers and their affiliates will beneficially own, in the aggregate, approximately % of our outstanding common stock (or approximately % if the underwriters exercise their option to purchase additional shares from the selling stockholders in full). As a result, these stockholders will continue to be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors, amendment of our Amended and Restated Certificate of Incorporation, and approval of any merger, consolidation, or sale of all, or substantially all, of our assets or other significant corporate transactions. In addition, our Sponsor will continue to have input on all matters before our board of directors because our director Elias Sabo is affiliated with our Sponsor. Our Sponsor may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit our other stockholders. So long as our Sponsor or any of its affiliates continue to indirectly own a significant amount of our outstanding common stock, they will continue to be able to significantly influence our decisions.
In addition, our Sponsor is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that may compete directly or indirectly with us. Our Sponsor may also pursue acquisition opportunities that are complementary to our business and, as a result, those acquisition opportunities may not be available to us. For information regarding the ownership of our outstanding stock by our Sponsor and our executive officers and directors and their affiliates, see “Principal and selling stockholders.”
Anti-takeover provisions in our charter documents and Delaware law could discourage, delay or prevent a change in control of our company.
Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, or our Charter Documents, as well as Delaware law, contain provisions that may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. Among other things, these provisions:

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to discourage a takeover attempt;

•
establish a classified board of directors, as a result of which the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following their election;

•	require that directors be removed from office only for cause;

•	provide that vacancies on our board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office;

•
from and after the date that our Sponsor and its affiliates no longer collectively beneficially own (as determined pursuant to Rule 13d-3 under the Exchange Act), directly or indirectly, at least a majority of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, or the Trigger Date, prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders;

•
provide that special meetings of our stockholders may be called only by our board of directors, our Chairperson of the board of directors, our Lead Director (if we do not have a Chairperson or the Chairperson is disabled), our Chief Executive Officer or our President (in the absence of a Chief Executive Officer) or, until the Trigger Date, our Sponsor;

•	from and after the Trigger Date, require supermajority stockholder voting for our stockholders to effect certain amendments to our Charter Documents; and

•	establish advance notice requirements for nominations for elections to our board of directors or for proposing other matters that can be acted upon by stockholders at stockholder meetings.
In addition, we are subject to Section 203 of the General Corporation Law of the State of Delaware, or DGCL, which generally prohibits a Delaware corporation from engaging in any broad range of business combinations with a stockholder owning 15% or more of such corporation’s outstanding voting stock for a period of three years following the date on which such stockholder became an “interested” stockholder. In order for us to consummate a business combination with an interested stockholder within three years of the date on which the stockholder became interested, either (i) the business combination or the transaction that resulted in the stockholder becoming interested must be approved by our board of directors prior to the date the stockholder became interested, (ii) the interested stockholder must own at least 85% of our outstanding voting stock at the time the transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans) or (iii) the business combination must be approved by our board of directors and authorized by at least two-thirds of our stockholders (excluding the interested stockholder) at a special or annual meeting (not by written consent). This provision could have the effect of delaying or preventing a change in control, whether or not it is desired by or beneficial to our stockholders. Any delay or prevention of a change in control transaction or changes in our board of directors and management could deter potential acquirers or prevent the completion of a transaction in which our stockholders could receive a substantial premium over the then-current market price for their shares of our common stock. For more information regarding these and other provisions, see “Description of capital stock-Anti-takeover provisions.”
Our Amended and Restated Certificate of Incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.
Our Amended and Restated Certificate of Incorporation provides that, with certain limited exceptions, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of our company owed to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our Charter Documents, (iv) any action to interpret, apply, enforce or determine the validity of our Charter Documents, or (v) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have received notice of and consented to the foregoing provisions. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find this choice of forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Special note regarding forward-looking statements
This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “might,” “will,” “would,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “likely,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our ability to develop new and innovative products in our current end-markets;

•	our ability to leverage our technologies and brand to expand into new categories and end-markets;

•	our ability to increase our aftermarket penetration;

•	our ability to accelerate international growth;

•	our ability to improve operating and supply chain efficiencies;

•
our future financial performance, including our sales, cost of sales, gross profit or gross margins, operating expenses, ability to generate positive cash flow and ability to maintain our profitability;

•	our ability to maintain our premium brand image and high-performance products;

•	our ability to maintain relationships with the professional athletes and race teams we sponsor;

•	our transition of the majority of our mountain bike manufacturing operations to Taiwan and our expectations related to such transition;

•	our ability to selectively add additional dealers and distributors in certain geographic markets;

•	the growth of the markets in which we compete, our expectations regarding consumer preferences and our ability to respond to changes in consumer preferences;

•	changes in demand for high-end suspension and ride dynamics products;

•	our ability to successfully identify, evaluate and manage potential acquisitions and to benefit from such acquisitions; and

•	future economic or market conditions.
We caution you that the forward-looking statements highlighted above do not encompass all of the forward-looking statements made in this prospectus.
You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section entitled “Risk factors” and elsewhere in this prospectus and the documents incorporated by reference in this prospectus. Moreover, we operate in a very competitive and challenging environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.
The forward-looking statements made in this prospectus or the documents incorporated by reference in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus or the documents incorporated by reference in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

This prospectus and the documents incorporated by reference in this prospectus also contain statistical data, estimates, and forecasts that are based on independent industry publications or other publicly available information, as well as other information based on our internal sources. Although we believe that the third-party sources referred to in this prospectus are reliable, neither we nor the underwriters have independently verified the information provided by these third parties. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed under the section entitled “Risk factors” and elsewhere in this prospectus and the documents incorporated by reference in this prospectus.

Use of proceeds
All of the shares of our common stock offered by this prospectus will be sold by the selling stockholders. We will not receive any proceeds from the sale of shares by the selling stockholders.

Market price of our common stock
Our common stock has been listed on the NASDAQ Global Select Market under the symbol “FOXF” since August 8, 2013. Our IPO was priced at $15.00 per share on August 8, 2013. Prior to that date, there was no public trading market for our common stock.
The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on the NASDAQ Global Select Market.

	High	Low
Fiscal Year Ended December 31, 2013
Quarter ended September 30, 2013 (beginning August 8, 2013)	$20.75	$16.36
Quarter ended December 31, 2013	$20.17	$15.65
Fiscal Year Ending December 31, 2014
Quarter ended March 31, 2014	$19.05	$14.33
Quarter ended June 30, 2014 (through June 19, 2014)	$18.98	$16.19
On June 19, 2014, the closing price per share of our common stock as reported on the NASDAQ Global Select Market was $17.52 per share.
As of May 31, 2014, there were approximately 13 holders of record of our common stock, which does not reflect holders who beneficially own our common stock held in nominee or street name or stockholders whose shares may be held in trust by other entities.
Dividend policy
In June 2012, in connection with our recapitalization, we paid a cash dividend to our stockholders equal to an aggregate of $67.0 million. See “Certain relationships and related party transactions-Recapitalization” for additional information. We did not declare or pay any dividends in the years ended December 31, 2011 and 2013. Although we declared a cash dividend on our common stock in June 2012 in connection with our recapitalization, we intend to retain any future earnings upon completion of this offering and do not expect to pay any dividends in the foreseeable future. In addition, our Amended and Restated Credit Facility contains covenants limiting our ability to pay dividends to our stockholders. See “Management’s discussion and analysis of financial condition and results of operations-Credit facility.” Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and any other factors that our board of directors may deem relevant.

Capitalization
The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2014. The information in this table should be read in conjunction with “Selected consolidated financial data” and “Management’s discussion and analysis of financial condition and results of operations” in this prospectus and our consolidated financial statements and related notes included in our 2013 Form 10-K and 2014 first quarter Form 10-Q, which are incorporated by reference in this prospectus.

As of March 31, 2014 (in thousands, except share and per share data)
Cash and cash equivalents	$2,002

Long-term debt, less current portion	$47,500

Stockholders’ equity:
Preferred stock, $0.001 par value per share, 10,000,000 shares authorized, no shares issued and outstanding	—
Common stock, $0.001 par value per share, 90,000,000 shares authorized, 36,582,581 shares issued and outstanding	36
Additional paid-in capital	90,826
Accumulated other comprehensive income	(9)
Retained earnings	7,424

Total stockholders’ equity	98,277

Total capitalization	$145,777

The number of shares of common stock that will be outstanding after this offering is based on 36,657,826 shares outstanding as of May 31, 2014, and excludes:

•	2,129,986 shares of common stock issuable upon the exercise of options to purchase common stock that were outstanding as of May 31, 2014, with a weighted average exercise price of $4.98 per share; and

•
3,650,289 shares of common stock issuable under our 2013 Omnibus Plan, which include (i) 3,631,709 shares initially reserved for issuance under our 2013 Omnibus Plan, and (ii) an additional 18,580 shares that may be granted under our 2013 Omnibus Plan as a result of the forfeiture of options previously granted under our 2008 Stock Option Plan and 2008 Non-Statutory Stock Option Plan. Of these shares of common stock, 895,019 shares were issuable upon the vesting of restricted stock units granted to our directors, officers and other employees as of May 31, 2014.

Selected consolidated financial data
The following selected consolidated statements of income data for each of the years ended December 31, 2011, 2012 and 2013, and the consolidated balance sheet data as of December 31, 2012 and 2013, have been derived from our audited consolidated financial statements included in our 2013 Form 10-K, which is incorporated by reference in this prospectus. The selected consolidated statement of income data for each of the years ended December 31, 2009 and 2010, and the selected consolidated balance sheet data as of December 31, 2009, 2010 and 2011, have been derived from our audited consolidated financial statements which are not included in this prospectus. The selected consolidated statements of income for the three months ended March 31, 2013 and 2014 and the selected consolidated balance sheet data as of March 31, 2014, are derived from our unaudited consolidated financial statements included in our 2014 first quarter Form 10-Q, which is incorporated by reference in this prospectus. The unaudited consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in the opinion of management, all adjustments necessary for the fair presentation of the financial information set forth in those statements.
The historical results presented below are not necessarily indicative of the results to be expected for any future period, and the results for any interim period may not necessarily be indicative of the results for the full year.
You should read the selected consolidated financial and operating data for the periods presented in conjunction with “Risk factors,” “Capitalization” and “Management’s discussion and analysis of financial condition and results of operations,” which are included elsewhere in this prospectus, and our consolidated financial statements and the related notes included in our 2013 Form 10-K and 2014 first quarter Form 10-Q, which are incorporated by reference in this prospectus.

	For the years ended December 31,					For the three months ended March 31,

(in thousands, except shares and per share data)	2009	2010	2011	2012	2013	2013	2014
						(unaudited)

Sales	$121,519	$170,983	$197,739	$235,869	$272,746	$54,878	$56,108
Cost of sales(1)	87,038	122,373	140,849	173,040	192,617	39,163	39,091
Gross profit	34,481	48,610	56,890	62,829	80,129	15,715	17,017
Operating expenses:
Sales and marketing(1)	8,269	10,293	11,748	12,570	14,153	3,284	3,844
Research and development(1)	5,545	7,321	9,750	9,727	10,409	2,355	3,135
General and administrative(1)(2)	4,792	6,202	7,588	9,063	11,408	2,673	3,930
Amortization of purchased intangibles	5,217	5,217	5,217	5,315	5,378	1,341	1,361
Total operating expenses	23,823	29,033	34,303	36,675	41,348	9,653	12,270
Income from operations	10,658	19,577	22,587	26,154	38,781	6,062	4,747
Other expense, net:
Interest expense	3,089	2,637	1,982	3,486	4,125	957	110
Other expense (income), net	(44)	(39)	13	277	(12)	(34)	(32)
Total other expense, net	3,045	2,598	1,995	3,763	4,113	923	78
Income before income taxes	7,613	16,979	20,592	22,391	34,668	5,139	4,669
Provision for income taxes	2,585	6,210	7,054	8,181	10,566	1,590	1,728
Net income	$5,028	$10,769	$13,538	$14,210	$24,102	$3,549	$2,941
Earnings per share:
Basic	$0.17	$0.36	$0.45	$0.44	$0.70	$0.11	$0.08
Diluted	$0.16	$0.34	$0.42	$0.44	$0.68	$0.10	$0.08
Weighted average common shares used to compute net income per share:
Basic	30,123	30,118	30,030	32,059	34,571	33,460	36,419
Diluted	31,286	31,828	32,295	32,515	35,705	34,149	37,566
Dividends per share	$—	$—	$—	$2.00	$—	$—	$—

(1)	Includes stock-based compensation (excluding tax effect) as follows:

	For the years ended December 31,					For the three months ended March 31,

(in thousands)	2009	2010	2011	2012	2013	2013	2014
						(unaudited)

Cost of sales	$—	$—	$—	$—	$23	$—	$8
Sales and marketing	27	40	78	160	158	33	35
Research and development	12	12	12	29	53	17	12
General and administrative	385	472	940	1,959	2,266	652	766
Total	$424	$524	$1,030	$2,148	$2,500	$702	$821

(2)
As of March 31, 2014, our contingent consideration liability arising from our acquisition of the business of Sport Truck, which is associated with the potential earnout payments based on achievement of EBITDA (as defined in the acquisition agreement) targets of the acquired business, was approximately $19.0 million. Under the acquisition agreement, if the EBITDA of the acquired business for the fiscal years ending December 31, 2014, 2015 and 2016 exceeds approximately $8.4 million, $10.8 million and $13.5 million, respectively, we will be obligated to make earnout payments up to a maximum amount of approximately $8.1 million, $9.9 million and $11.3 million for each respective year, with an aggregate of approximately $29.3 million. The contingent consideration liability was estimated by applying a Black-Scholes model to our financial projection. If, in the future, management's estimation techniques indicate an increase or decrease of the earnout liability, or if lower or higher EBITDA for any period is actually achieved, we will need to adjust the contingent consideration liability. Such adjustment will be reflected in the general and administrative expenses.

Our consolidated balance sheet data is as follows:

	As of December 31,			As of March 31,
	2012		2013	2014
(in thousands)				(unaudited)

Consolidated balance sheet data:
Cash and cash equivalents	$15		$1,683	$2,002
Inventory	34,255		42,783	58,387
Working capital	25,142		39,884	52,736
Property and equipment, net	11,789		13,418	18,135
Total assets	142,120		157,729	223,775
Total debt, including current portion (1)	59,250		8,000	50,000
Total stockholders’ equity	$29,584	(2)	$92,292	$98,277

(1)
Concurrently with the closing of our IPO in August 2013, we used the net proceeds that we received from the IPO to repay a portion of our then outstanding indebtedness. On March 31, 2014, in connection with our acquisition of the business of Sport Truck, we amended and restated our 2013 Credit Facility. The Amended and Restated 2013 Credit Facility provides a secured term loan in the principal amount of $50.0 million.

(2)	In June 2012, we paid a $67.0 million cash dividend as part of our recapitalization. See “Related party transactions-Recapitalization.”

Management’s discussion and analysis of financial condition and results of operations
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section entitled “Selected consolidated financial data” included elsewhere in this prospectus and the consolidated financial statements and related notes included in our 2013 Form 10-K and 2014 first quarter Form 10-Q, which are incorporated by reference in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. You should review the “Risk factors” and “Special note regarding forwarding-looking statements” sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
Overview
We are a designer, manufacturer and marketer of high-performance suspension products used primarily on mountain bikes, side-by-side vehicles, or Side-by-Sides, on-road vehicles with off-road capabilities, off-road vehicles and trucks, all-terrain vehicles, or ATVs, snowmobiles, specialty vehicles and applications, and motorcycles. We currently sell to over 150 OEMs and distribute our products to more than 2,500 retail dealers and distributors worldwide. In each of the years ended December 31, 2013, 2012 and 2011, approximately 81%, 81% and 80%, respectively, of our sales were attributable to sales made to our OEM customers. The remaining sales were to our aftermarket customers. Virtually all of our revenues were from our product sales; miscellaneous sources of revenue such as royalty income and service related repair work and the associated sale of components represented less than 1% of our sales in each of the years ended December 31, 2013, 2012 and 2011.
We have determined that we operate in one reportable segment, which is the manufacturing, sale and service of ride dynamics products. Our products fall into the following two categories:

•	mountain bikes; and

•	powered vehicles, including Side-by-Sides, on-road vehicles with off-road capabilities, off-road vehicles and trucks, ATVs, snowmobiles, specialty vehicles and applications, and motorcycles.
A significant portion of our sales are dependent on the demand for high-end or premium-priced mountain bikes and their suspension components. In each of the years ended December 31, 2013, 2012 and 2011, approximately 66%, 67% and 69%, respectively, of our sales were attributable to sales of suspension products for mountain bikes and approximately 34%, 33% and 31%, respectively, of our sales were attributable to sales of suspension products for powered vehicles.
Our domestic sales totaled $96.1 million, $84.3 million and $65.8 million, or 35%, 36% and 33% of our total sales in 2013, 2012 and 2011, respectively. Our international sales totaled $176.6 million, $151.6 million and $132.0 million, or 65%, 64% and 67% of our total sales in each of the years ended December 31, 2013, 2012 and 2011, respectively. Sales attributable to countries outside the United States are based on shipment location. Our international sales, however, do not necessarily reflect the location of the end users of our products as many of our products are incorporated into mountain bikes that are assembled at international locations and then shipped back to the United States. We estimate, based on our internal projections, that approximately one-third of the end users of our products are located outside the United States.
Opportunities, challenges and risks
We intend to focus on generating sales of our high-performance suspension products through OEMs and in the aftermarket channel. To do this, we intend to continue to develop and introduce new and innovative products in our current end-markets and we intend to selectively develop products for applications and end-markets in which we do not currently participate. Currently, virtually all of our sales are dependent on the demand for high-performance suspension products. While we have recently introduced a new non-suspension product (our adjustable seat post for mountain bikes), this product comprised less than 1% of our sales in 2013. We may not achieve the desired level of sales for this product or for other new products that we introduce in the future.
Our aftermarket distribution network currently consists of more than 2,500 retail dealers and distributors worldwide. To further penetrate the aftermarket channel, we intend to selectively add additional dealers and distributors in certain geographic markets, expand our internal sales force and strategically increase the number of aftermarket specific products and services which we offer for existing vehicle platforms. In addition, we believe international expansion represents a significant opportunity for us and we intend to selectively increase infrastructure investments and focus on identified geographic regions.
As a supplier to OEM customers, we are largely dependent on the success of the business of our OEM customers. Model year changes by our OEM customers may adversely impact our sales or cause our sales to vary from quarter to quarter. Losses in market share or a decline in the overall market of our OEM customers or the discontinuance by our OEM customers of their products which incorporate our products could negatively impact our business and our results of operations.
We have begun the process of transitioning a majority of the manufacturing of our mountain bike products to our facility in Taiwan and we contemplate that this transition will continue through 2015. We anticipate that this transition, when completed, will enable us to shorten production lead times to our mountain bike OEM customers, improve supply chain efficiencies and reduce our manufacturing costs. We also believe that this transition, once completed, will improve operating margins in the medium to long term. However, in the short term during this transition process we expect to incur some duplication of facilities, equipment and personnel which will increase our costs and could vary materially from our projections. In addition, this transition process could cause manufacturing problems and give rise to execution risks which could negatively impact our business, financial condition or results of operations.
From time to time we have experienced, and may continue to experience, warranty costs and claims relating to our products. In the ordinary course of business we reserve against such costs and claims in our financial statements. There is a risk, however, that in the future we will experience higher than expected warranty costs and claims, as well as other related costs.
We intend to evaluate selective potential acquisition opportunities for high-performance products and technologies that we believe will help us extend our ride dynamics product platform. Any acquisitions that we might make are subject to various risks and uncertainties and could have a negative impact on our results of operations. In addition, we may contractually obligate ourselves to earnouts in conjunction with such acquisitions, which could have a negative impact on our cash flow and results of operations. See “Management’s discussion and analysis of financial condition and results of operations-Contractual obligations and Commitments.”

Basis of presentation
Sales are comprised of:
Sales from:

•
Product sales: consists of sales of products sold primarily to our OEM and aftermarket customers. We recognize revenue when products are shipped, title has transferred, collection of the receivable is probable, persuasive evidence of an arrangement exists, and the sales price to our customers is fixed or determinable;

•
Service sales: consists of sales of service related repair work and the associated sale of products. We recognize revenue when service products are shipped, title has transferred, collection of the receivable is probable, persuasive evidence of an arrangement exists, and the sales price to our customers is fixed or determinable;

•
Royalty income: consists of licensing fees and royalties earned by us from contractual relationships we have with third parties that allow them to use our intellectual property in return for fees. We recognize royalty income when collection of the receivable is probable, persuasive evidence of an arrangement exists, and generally upon the reporting of royalties by the licensee; and

•	Shipping and handling fees: we include shipping and handling fees billed to customers in sales.
Net of:

•
Sales returns allowances: consists of an estimate of our sales returns. This allowance is based upon estimates of the projected returns in future periods based on our experience with returns recorded in previous periods; and

•	Rebates: consists of incentives we provide to customers based on sales of eligible products.
We attribute our past growth in sales predominantly to increases in the number of units sold to our OEM customers in both our mountain bike and powered vehicle product categories. To a lesser degree, increases in our average sales prices have also contributed to our past sales growth, as we have introduced innovations to and improved the functionality of many of our products, which enabled us, in many cases, to increase our sale prices for such products.

Cost of sales
The cost of sales includes the cost of manufactured products (raw materials consumed, the cost to procure materials, labor costs, including wages, and employee benefits, and factory overhead to produce finished good products), including:

•	the cost to inspect and repair products;

•	shipping costs associated with inbound freight. These costs are capitalized as part of inventory and included in cost of sales as the inventory is sold;

•	royalty expenses, including payments to certain parties for our use of licensed technology incorporated into our products;

•	freight expense incurred for certain shipments to customers, excluding customers who pay for their own freight;

•	warranty costs associated with the repair or replacement of products under warranty; and

•	reductions in the cost of inventory to its net realizable value, if required, for estimated excess, obsolescence or impaired balances.
Gross profit/gross margin
Our gross profit equals our sales minus cost of sales. Our gross margin measures our gross profit as a percentage of sales.
Our gross margins fluctuate based on product, customer and channel mix as certain of our products are sold at higher gross margins than others. Generally, we earn higher gross margins on our products sold to the aftermarket channel and we typically earn lower gross margins on the products we sell to OEMs. In the near term, we anticipate our gross margins will be generally in line with our historical results. We anticipate that the improvements we are pursuing from our cost initiatives, which are designed to improve our operating efficiencies, will be offset in the short term by duplicative costs we expect to incur as a result of our planned transition of a majority of the manufacturing of our mountain bike products to our operations in Taiwan. In the medium to long term, we anticipate that this transition should benefit our gross margins.
Operating expenses
Our operating expenses consist of the following:

•	sales and marketing;

•	research and development;

•	general and administrative; and

•	amortization of purchased intangibles.
Our sales and marketing expenses include costs related to our sales, customer service and marketing personnel, including their wages, employee benefits and related stock-based compensation, and occupancy related expenses. Other significant sales and marketing expenses include race support and sponsorships of events and athletes, advertising and promotions related to trade shows, travel and entertainment, and promotional materials, products and our sales offices costs.
Our research and development expenses consist primarily of salaries and personnel costs, including wages, employee benefits and related stock-based compensation for our engineering, research and development teams, occupancy related expenses, fees for third party consultants, service fees, and expenses for prototype tooling and materials, travel, and supplies. We expense research and development costs as incurred and such costs are included as research and development expenses on our consolidated statements of income.

Our general and administrative expenses include costs related to our executive, finance, information technology, human resources and administrative personnel, including wages, employee benefits and related stock-based compensation expenses. We record professional and contract service expenses, occupancy related expenses associated with corporate locations and equipment, and legal expenses in general and administrative expenses. Prior to our IPO, we paid annual management fees of $0.5 million to Compass Group Management LLC, or CGM, which were paid quarterly in arrears and were included as part of general and administrative expenses. These fees discontinued upon the closing of the IPO. The elimination of these management fees following the IPO offsets a portion of the additional legal, insurance, and accounting costs we are incurring related to compliance and other public company expenses.

Our amortization of intangibles includes amortization over their respective useful lives of our purchased intangible assets, such as customer lists and our core technology. Our intangible assets, the substantial majority of which were established as a result of our Sponsor’s acquisition of us in 2008, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be fully recoverable. No impairments of intangible assets were identified in the years ended December 31, 2013, 2012 and 2011, respectively.
In the near term, we anticipate that our sales and marketing and general and administrative expenses will increase, both in terms of absolute dollars and when expressed as a percentage of sales as we incur additional expenses including those associated with being a public company and those added from our recent acquisitions. We generally anticipate research and development expenses will increase in terms of absolute dollars, but we anticipate these expenses, excluding stock-based compensation expenses, should remain relatively constant when expressed as a percentage of our sales. In the long term we anticipate our operating expenses, in aggregate, to increase in terms of absolute dollars, but remain relatively constant when expressed as a percent of sales. We can give no assurance that these expectations will be realized.
Income from operations
We define income from operations as gross profit less our operating expenses. We use income from operations as an indicator of the profitability of our business and our ability to manage costs.
Other expense, net
Other expense, net consists of interest expense and other expense (income), net. Interest expense consists of interest charged to us under our credit facilities.
Other expense (income), net consists of gains and losses on the disposal of fixed assets, foreign currency transaction gains and losses, forgiveness of indebtedness under our loan with the Redevelopment Agency of the City of Watsonville, and other miscellaneous items.

Income taxes
We are subject to income taxes in the United States and various other foreign jurisdictions in which we do business. Some of these foreign jurisdictions have higher statutory tax rates than those in the United States, and certain of our international earnings are also taxable in the United States. Accordingly, our effective tax rates will vary depending on the relative proportion of foreign to U.S. income and absorption of foreign tax credits, changes in the valuation of our deferred tax assets and liabilities and changes in tax laws. In addition, we are subject to examination of our income tax returns by the U.S. Internal Revenue Service, or IRS, and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our income tax liabilities and expense. Should actual events or results differ from our current expectations, charges or credits to our income tax liabilities and income tax expense may become necessary. Any such adjustments could have a significant impact on our results of operations.
Under U.S. generally accepted accounting principles, or GAAP, an uncertain income tax position will not be recognized unless it has a greater than 50% likelihood (i.e., more-likely-than-not) of being sustained and then, measured only to the largest amount of benefit that is greater than 50% likely to be realized upon ultimate settlement. We established liabilities for uncertain tax positions and deferred taxes associated with the deductibility of certain amortization and depreciation expenses. The liability for uncertain income tax positions represents the amount of tax we would be required to pay if certain tax deductions previously claimed on tax returns were not allowed upon examination by the taxing authorities. The liability for deferred taxes represents additional taxes that would be payable in future periods because of the potential non-deductibility of future amortization and depreciation expenses.
As of March 31, 2014, our balance sheet reflected a liability for unrecognized tax benefits of $7.8 million. The unrecognized tax benefits are primarily due to the uncertainty of the deductibility of amortization and depreciation expenses which were incurred as a result of our Sponsor’s acquisition of us in 2008. In addition, as of March 31, 2014, our balance sheet reflected a related deferred tax liability of $10.3 million based on the difference between the financial statement and tax basis of certain assets, which represents the amount of tax we would be required to pay in the future based on the current enacted tax rates if the tax deductions associated with this amortization and depreciation were not claimed and allowed on our income tax returns. This deferred tax liability will decrease each year we expense the associated amortization and depreciation for accounting purposes. However, this reduction is not anticipated to be associated with actual cash payments. We expect to decrease our liability for unrecognized tax benefits and recognize a reduction in income tax expense (and an increase in net income) because of the expiration of statutes of limitations in the amount of approximately $1.6 million in the third quarter of 2014. However, reductions in the related deferred tax liability will over time be associated with offsetting increases to our liability for unrecognized tax benefits. We generally expect to recognize a reduction in income tax expense (and an increase in net income) through the expiration of statutes of limitations in the amount of approximately $1.4 to $1.5 million in each third quarter from 2014 through 2027 and approximately $0.1 to $0.3 million in each fourth quarter from 2014 through 2028. These annual reductions in our income tax expense will cease if it is determined upon examination of the tax authorities that the deductions are not valid and the liabilities for the uncertain income tax position and the associated deferred tax liability will have to be settled for cash. If we subsequently determine that we have met the more-likely-than-not threshold that these deductions will be sustained, the balance of the liability for unrecognized tax benefits that would be recognized as a reduction of income tax expense, except for approximately $1.0 million, which would increase the deferred tax liability to the extent of taxes associated with tax amortization of intangibles with indeterminate lives, and the related unamortized deferred tax liabilities will be recognized as a one-time income tax benefit.
Income taxes are computed using the asset and liability method, under which deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. As of March 31, 2014, we did not have any valuation allowances recorded as we expect to fully utilize all of our deferred tax assets and we did not have any net operating loss or tax credit carry-forwards. For the years ended December 31, 2013, 2012 and 2011, we had effective tax rates of 30.5%, 36.5% and 34.3%, respectively. We anticipate that our effective tax rate in 2014 will be slightly more than our effective tax rate for 2013 and that in the medium term our effective annual tax rates should be approximately 34% to 36%, however our actual effective annual tax rates will vary based on several factors, including the geographic mix of our sales, changes in future tax rates, and the treatment of the unrecognized tax benefits mentioned above.

Results of operations
The table below summarizes our results of operations for the fiscal years ended December 31, 2011, 2012 and 2013 and for the three months ended March 31, 2013 and 2014.

	Years Ended December 31,			For the three months ended March 31,

(in thousands)	2011	2012	2013	2013	2014
				(unaudited)

Sales	$197,739	$235,869	$272,746	$54,878	$56,108
Cost of sales	140,849	173,040	192,617	39,163	39,091
Gross profit	56,890	62,829	80,129	15,715	17,017
Operating expenses:
Sales and marketing	11,748	12,570	14,153	3,284	3,844
Research and development	9,750	9,727	10,409	2,355	3,135
General and administrative	7,588	9,063	11,408	2,673	3,930
Amortization of purchased intangibles	5,217	5,315	5,378	1,341	1,361
Total operating expenses	34,303	36,675	41,348	9,653	12,270
Income from operations	22,587	26,154	38,781	6,062	4,747
Other expense, net:
Interest expense	1,982	3,486	4,125	957	110
Other expense (income), net	13	277	(12)	(34)	(32)
Total other expense, net	1,995	3,763	4,113	923	78
Income before income taxes	20,592	22,391	34,668	5,139	4,669
Provision for income taxes	7,054	8,181	10,566	1,590	1,728
Net income	$13,538	$14,210	$24,102	$3,549	$2,941

The following table sets forth our gross profit as well as our operating and other income and expenses and other information for the periods presented, expressed as a percentage of total revenues.

	Years Ended December 31,			For the three months ended March 31,
(as a percentage of revenue)	2011	2012	2013	2013	2014
				(unaudited)
Sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	71.2	73.4	70.6	71.4	69.7
Gross profit	28.8	26.6	29.4	28.6	30.3
Operating expenses:
Sales and marketing	6.0	5.3	5.2	6.0	6.9
Research and development	4.9	4.1	3.8	4.3	5.6
General and administrative	3.8	3.8	4.2	4.9	7.0
Amortization of purchased intangibles	2.6	2.3	2.0	2.4	2.4
Total operating expenses	17.3	15.5	15.2	17.6	21.9
Income from operations	11.5	11.1	14.2	11.0	8.4
Other expense, net:
Interest expense	1.0	1.6	1.5	1.7	0.2
Other expense (income), net	*	*	*	(0.1)	(0.1)
Total other expense, net	1.0	1.6	1.5	1.6	0.1
Income before income taxes	10.5	9.5	12.7	9.4	8.3
Provision for income taxes	3.6	3.5	3.9	2.9	3.1
Net income	6.9%	6.0%	8.8%	6.5%	5.2%

*Represents less than 0.1%

Three months ended March 31, 2014 compared to three months ended March 31, 2013
Sales
Sales for the three months ended March 31, 2014 increased approximately $1.2 million, or 2.2%, compared to the same period in 2013. Sales of mountain bike products decreased 4.4%, while sales of powered vehicle products increased 14.1% for the three months ended March 31, 2014 compared to the same prior year period. The decline in sales from our mountain bike products was primarily driven by a planned shutdown of our factory in early January 2014 which caused some sales, which were previously planned for the first quarter of 2014, to be shipped in the fourth quarter of 2013. We did not have a similar shutdown in the first quarter of 2013. Sales growth was primarily driven by an increase of $2.1 million in sales to aftermarket customers in the three months ended March 31, 2014 compared to the same period in 2013. The increase in sales to aftermarket customers was primarily due to higher end user demand for our products. Partially offsetting this growth was a decline in sales to our OEMs of $0.9 million to $42.8 million during the three months ended March 31, 2014 compared to $43.7 million for the same period in 2013. The decrease in sales to OEMs was largely driven by the aforementioned planned factory shutdown.
Cost of sales
Cost of sales for the three months ended March 31, 2014 remained essentially flat at $39.1 million as compared to the same period in 2013. Our ability to maintain flat costs on higher sales reflects the company’s continued focus on cost initiatives which are targeted at improving factory and supply chain efficiencies, as well as continued execution of our overall product design for manufacturability program. For the three months ended March 31, 2014, our gross margin was 30.3% compared to 28.6% for the same period in 2013. The 1.7% improvement in our gross profit margin was due to the continued execution of these cost initiatives.
Operating expenses
Operating expenses for the three months ended March 31, 2014 increased approximately $2.6 million, or 27.1%, over the same period in 2013. Approximately $1.0 million of the increase was due to transaction-related expenses incurred in connection with the acquisition of the business of Sport Truck, and approximately $0.5 million of the increase was due to the additional costs of being a public company, with the balance of the increase due to additional investments in infrastructure, brand, and technology.
When expressed as a percentage of sales, operating expenses increased to 21.9% of sales for the three months ended March 31, 2014 compared to 17.6% of sales in the same period in 2013.
Within operating expenses, our sales and marketing expenses increased in the three months ended March 31, 2014 by approximately $0.5 million to $3.8 million from $3.3 million in the same period in 2013 primarily due to increases in personnel related expenditures of approximately $0.1 million and an increase of approximately $0.2 million in outside services and promotional expenses as we continue to promote our company and brand along with public company costs.
Our research and development expenses increased in the three months ended March 31, 2014 by approximately $0.7 million to $3.1 million from $2.4 million in the same period in 2013. The increase was primarily due to an increase of approximately $0.2 million for personnel related expenditures and an additional $0.2 million of proto-type products as we continue to invest in new and innovative technology.
Our general and administrative expenses increased in the three months ended March 31, 2014 by approximately $1.2 million to $3.9 million from $2.7 million in the same period in 2013. The increase was primarily due to transaction-related expenditures of approximately $1.0 million resulting from the acquisition of the business of Sport Truck and $0.4 million of public company costs which were partially offset by decreases in other miscellaneous areas of general and administrative expenses.
Amortization of purchased intangible assets in the three months ended March 31, 2014 was consistent with the same period in 2013.
Income from operations
Income from operations for the three months ended March 31, 2014 decreased approximately $1.3 million, or 21.7%, compared to income from operations in the same period in 2013. The decrease in income from operations was the result of higher operating expenses primarily driven by expenditures relating to the acquisition of the business of Sport Truck along with the additional costs of being a public company, which exceeded the increase in gross profit derived from operations.
Other expense, net
Other expense, net for the three months ended March 31, 2014 decreased by approximately $0.8 million to $0.1 million in the three months ended March 31, 2014 compared to $0.9 million in the same period in 2013 due to decreased interest expense. Within other expense, net, interest expense decreased in the three months ended March 31, 2014 by $0.8 million due to a decrease in average borrowings and a more favorable borrowing rate under our 2013 Credit Facility. Other expense (income), net for the three months ended March 31, 2014 was consistent with the same period in 2013.
Provision from income taxes
Income tax expense for the three months ended March 31, 2014 remained relatively flat, increasing by approximately $0.1 million to $1.7 million compared to income tax expense of $1.6 million in the same period in 2013. Effective tax rates were 37.0% and 30.9% for the three months ended March 31, 2014 and 2013, respectively. On January 3, 2013, the American Taxpayer Relief Act of 2012 was signed into law reinstating the federal research and development credit for the 2012 and 2013 years. Accordingly, the benefit related to the 2012 federal research and development credit of approximately $0.4 million was recorded in the first quarter of 2013 as a discrete item. The benefit related to 2013 research activities was included in the full year effective tax rate. There was no such federal research and development credit for the three months ended March 31, 2014.
As of March 31, 2014, we had $7.8 million of unrecognized tax benefits, of which approximately $5 million, if recognized, would favorably impact the effective tax rate. We regularly engage in discussions and negotiations with tax authorities regarding tax matters in various jurisdictions. We believe it is reasonably possible that certain federal, foreign, and state tax matters may be concluded in the next 12 months. Specific positions that may be resolved include issues involving the deductibility of amortization and depreciation deductions which were incurred as a result of the acquisition of us by our Sponsor in 2008. We estimate that it is reasonably possible that the unrecognized tax benefits at March 31, 2014 could be reduced by approximately $1.6 million in the remaining nine months of 2014.
Net income
As a result of the factors described above, our net income decreased $0.6 million, or 17.1%, to $2.9 million in the three months ended March 31, 2014 from $3.5 million for the same period in 2013.

Year ended December 31, 2013 compared to year ended December 31, 2012
Sales
Sales for 2013 increased approximately $36.9 million, or 15.6%, compared to 2012. Sales of mountain bike and powered vehicle products increased 14.4% and 18.2%, respectively, for 2013 compared to 2012. Sales growth was primarily driven by sales to OEMs which increased $30.0 million to $219.9 million for 2013 compared to $189.9 million for 2012. The increase in sales to OEMs was largely driven by increased specification, or spec, positions with our OEM customers. The remaining increase in sales totaling $6.9 million reflects increased sales to aftermarket customers in 2013 compared to 2012. The increase in sales to aftermarket customers was primarily due to higher end user demand for our products.
Cost of sales
Cost of sales for 2013 increased by $19.6 million, or 11.3% compared to the same period in 2012. The increase in cost of sales was primarily due to increased sales in 2013 when compared to 2012. For 2013 our gross margin was 29.4% compared to 26.6% for the same period in 2012. We attributed 1.6% of the improvement in our gross profit margin to our cost initiatives designed to improve our operating efficiencies. The remaining 1.2% of the improvement was largely due to additional warranty and other related costs in 2012 to upgrade certain dampers contained in our suspension products which costs did not recur in 2013.
Operating expenses
Operating expenses for 2013 increased by $4.7 million, or 12.7%, compared to 2012. When expressed as a percentage of sales, operating expenses declined to 15.2% of sales for 2013 compared to 15.5 % of sales in 2012.
Within operating expenses, our sales and marketing expenses increased by $1.6 million from $12.6 million in 2012 to $14.2 million in 2013 primarily due to increases of personnel related expenditures of $1.0 million and other marketing related expenses of $0.6 million. Our sales and marketing goal is to expand our brand image which largely focuses on additional race sponsorships and corporate media.
Our research and development expenses increased by $0.7 million from $9.7 million in 2012 to $10.4 million in 2013. This is primarily the result of an increase of $0.6 million due to bringing on board talented and innovative personnel and other expenses of $0.2 million, partially offset by a decrease in other product development expenses of $0.1 million.
Our general and administrative expenses increased by $2.3 million from $9.1 million in 2012 to $11.4 million in 2013. The increase was primarily related to employee compensation of $1.1 million due to an increase in personnel and the additional costs we incurred as a result of being a public company. Stock compensation expenses increased by $0.4 million, $0.3 million of additional expenses related to the acquisition and integration of our third party Germany-based distributor and service center and an increase of $0.5 million of other general and administrative expenses.
Amortization of purchased intangible assets increased by $0.1 million in 2013 compared to 2012 due to the intangible assets from recently acquired intellectual property.
Income from operations
Income from operations for 2013 increased $12.6 million, or 48.3%, compared to income from operations in 2012. The increase in income from operations was primarily the result of our increase in gross profit of $17.3 million, partially offset by our increases in operating expenses of $4.7 million.
Other expense, net
Other expense, net for 2013 increased by $0.3 million to $4.1 million in 2013 compared to $3.8 million in 2012. Within Other expense, net, interest expense increased in 2013 by $0.6 million primarily due to a $1.4 million non-cash charge for unamortized loan origination costs in connection with the termination of our Prior Credit Facility, offset by decreased average borrowings under our credit facilities. Other expense (income), net for 2013 decreased approximately $0.3 million from 2012 due to the loss on the disposition of fixed assets in 2012, which did not recur in 2013.

Income tax expense
Income tax expense for 2013 increased by $2.4 million to $10.6 million compared to income tax expense of $8.2 million in 2012. Effective tax rates were 30.5% and 36.5% for 2013 and 2012, respectively. The decrease in the effective tax rates for 2013 was caused by the expiration of the statute of limitations that allowed us to release a liability for unrecognized tax benefits relating to the uncertainty of amortization and depreciation expenses which were a result of our Sponsor’s acquisition of us in 2008 and also was a result of a reinstatement of the federal research and development credit that had lapsed in 2012.
Net income
As a result of the factors discussed above, our net income increased $9.9 million, or 69.6%, to $24.1 million in 2013 from $14.2 million in 2012.
Year ended December 31, 2012 compared to year ended December 31, 2011
Sales
Sales for the year ended December 31, 2012 increased approximately $38.1 million, or 19.3%, compared to 2011. Sales of mountain bike and powered vehicle products increased 16.2% and 26.1%, respectively, in 2012 compared to 2011. Sales growth was primarily driven by sales to OEMs which increased $32.0 million to $189.9 million during the year ended December 31, 2012 compared to $157.9 million for the same period in 2011. The increase in sales to OEMs was largely driven by increased specification, or spec, positions with our OEM customers and, to a lesser degree, by increased sales on vehicle models where our products had previously been specified in prior years. The remaining increase in sales totaling $6.1 million reflects increased sales to aftermarket customers in the year ended December 31, 2012 compared to 2011. The increase in sales to aftermarket customers is due to higher end user demand for our products.
Cost of sales
Cost of sales for the year ended December 31, 2012 increased approximately $32.2 million, or 22.9% compared to 2011. The increase in cost of sales in absolute dollars was primarily due to increased sales during 2012 when compared to the prior year. For the year ended December 31, 2012 our gross margin was 26.6% compared to 28.8% for the same period in 2011. Several factors contributed to the 2.2% decrease in gross margin in 2012, including an aggregate of $2.8 million in the year for higher warranty related costs for upgrades to our dampers contained in our suspension products, which costs included a $1.8 million increase in our warranty reserve to replace these dampers and approximately $1.0 million in other warranty related costs. In addition, due to increases in customer orders above the amounts forecasted, we incurred $1.7 million of incremental expedited in-bound freight costs related to products sold to customers. The other material factors contributing to the margin decrease in 2012 included increased overhead costs of approximately $0.9 million associated with consolidating our Watsonville operations and increased costs of approximately $1.1 million associated with expanding our operations in Taiwan.
Operating expenses
Operating expenses for the year ended December 31, 2012 increased approximately $2.4 million, or 6.9%, over 2011. When expressed as a percentage of sales, operating expenses declined to 15.5% of sales for the year ended December 31, 2012 compared to 17.3% of sales in 2011.
Within operating expenses, our sales and marketing expenses increased in 2012 by $0.8 million to $12.6 million from $11.7 million in 2011 primarily due to increases of personnel related expenditures for new hires of approximately $0.6 million, and increased expenditures for marketing and business travel and supplies, equipment and services of approximately $0.2 million.
Our research and development expenses were essentially unchanged in 2012 compared to 2011 as increases in personnel related expenses for additional employees of approximately $0.2 million and additional expenses for projects and prototypes and other expenses of approximately $0.3 million were offset by a reduction of approximately $0.5 million in third party consulting fees.
Our general and administrative expenses increased in 2012 by $1.5 million to $9.1 million from $7.6 million in 2011, primarily due to increased levels of personnel related expenses of approximately $1.4 million, which was primarily due to stock compensation expenses of approximately $1.0 million. In addition, there were increases in general corporate overhead in 2012 of approximately $0.1 million.
Amortization of purchased intangible assets increased by $0.1 million due to the acquisition of intellectual property.
Income from operations
Income from operations for the year ended December 31, 2012 increased approximately $3.6 million, or 15.8%, compared to income from operations in 2011. The increase in income from operations was primarily the result of our increased sales in 2012 compared to 2011, which was partially offset by the increases in cost of sales and operating expenses described above.
Other expense, net
Other expense, net for the year ended December 31, 2012 increased by approximately $1.8 million to $3.8 million in 2012 compared to $2.0 million of other expense, net in 2011. Within other expense, net, interest expense increased in 2012 by $1.5 million due primarily to increased average borrowings under our Existing Credit Facility. In addition, other expenses (income), net increased in 2012 by $0.3 million primarily due to a loss on the disposal of assets which were no longer needed.
Income tax expense
Income tax expense for the year ended December 31, 2012 increased by approximately $1.1 million to $8.2 million compared to income tax expense of $7.1 million in 2011. Effective tax rates were 36.5% and 34.3% for 2012 and 2011, respectively. The increase in the effective tax rates for 2012 was primarily caused by the December 31, 2011 expiration of the ability to generate additional federal research and development credit. As of December 31, 2012, this credit had lapsed, although it has been subsequently extended.
Net income
As a result of the factors discussed above, our net income increased $0.7 million, or 5.2%, to $14.2 million in 2012 from $13.5 million for 2011.

Quarterly Results of Operations
The following tables set forth our unaudited quarterly consolidated statements of operations data and our unaudited statement of operations data as a percentage of total revenue for each of the nine quarters in the period ended March 31, 2014. The unaudited quarterly consolidated statements of operation data were prepared on a basis consistent with the audited consolidated financial statements included in our 2013 Form 10-K, which is incorporated by reference in this prospectus. In the opinion of management, the quarterly financial information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data. This information should be read in conjunction with our consolidated financial statements and related notes included in our 2013 Form 10-K and 2014 first quarter Form 10-Q, which are incorporated by reference in this prospectus. The historical results presented below are not necessarily indicative of the results to be expected for any future period, and the results for any interim period may not necessarily indicative of the results of operations for a full year.

	Three Months Ended
(in thousands, except shares and per share data)	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,
	2012	2012	2012	2012	2013	2013	2013	2013	2014
Sales	$45,671	$60,721	$72,864	$56,613	$54,878	$70,316	$82,293	$65,259	$56,108
Cost of sales	32,572	44,275	52,745	43,448	39,163	49,951	56,960	46,543	39,091
Gross profit	13,099	16,446	20,119	13,165	15,715	20,365	25,333	18,716	17,017
Operating expenses:
Sales and marketing	3,177	2,961	3,150	3,282	3,284	3,478	3,621	3,771	3,844
Research and development	2,376	2,393	2,427	2,531	2,355	2,588	2,500	2,967	3,135
General and administrative	1,951	2,895	2,223	1,994	2,673	2,815	3,098	2,820	3,930
Amortization of purchased intangibles	1,304	1,329	1,341	1,341	1,341	1,341	1,341	1,355	1,361
Total operating expenses	8,808	9,578	9,141	9,148	9,653	10,222	10,560	10,913	12,270
Income from operations	4,291	6,868	10,978	4,017	6,062	10,143	14,773	7,803	4,747
Other expense, net:
Interest expense	233	637	1,424	1,192	957	997	2,015	157	110
Other expense (income), net	46	255	(14)	(10)	(34)	52	(38)	7	(32)
Total other expense, net	279	892	1,410	1,182	923	1,049	1,977	164	78
Income before income taxes	4,012	5,976	9,568	2,835	5,139	9,094	12,796	7,639	4,669
Provision for income taxes	1,373	1,659	4,099	1,050	1,590	3,373	2,872	2,732	1,728
Net income	$2,639	$4,317	$5,469	$1,785	$3,549	$5,721	$9,924	$4,907	$2,941
Earnings per share:
Basic	$0.09	$0.14	$0.16	$0.05	$0.11	$0.17	$0.28	$0.14	$0.08
Diluted	$0.08	$0.14	$0.16	$0.05	$0.10	$0.17	$0.27	$0.13	$0.08

Weighted average common shares used to compute net income per share:
Basic	30,334	30,946	33,465	33,463	33,460	33,460	35,013	36,317	36,419
Diluted	32,562	31,153	33,718	33,962	34,149	34,667	36,423	37,612	37,566

	Three Months Ended
	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,
(as a percentage of revenue)	2012	2012	2012	2012	2013	2013	2013	2013	2014
Sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	71.3	72.9	72.4	76.7	71.4	71.0	69.2	71.3	69.7
Gross profit	28.7	27.1	27.6	23.3	28.6	29.0	30.8	28.7	30.3
Operating expenses:
Sales and marketing	7.0	4.9	4.3	5.8	6.0	4.9	4.4	5.8	6.9
Research and development	5.2	3.9	3.3	4.5	4.3	3.7	3.0	4.5	5.6
General and administrative	4.3	4.8	3.1	3.5	4.9	4.0	3.8	4.3	7.0
Amortization of purchased intangibles	2.9	2.2	1.8	2.4	2.4	1.9	1.6	2.1	2.4
Total operating expenses	19.4	15.8	12.5	16.2	17.6	14.5	12.8	16.7	21.9
Income from operations	9.3	11.3	15.1	7.1	11.0	14.5	18.0	12.0	8.4
Other expense, net:
Interest expense	0.5	1.0	2.0	2.1	1.7	1.4	2.4	0.2	0.2
Other expense (income), net	0.1	0.4	*	*	(0.1)	0.1	*	*	(0.1)
Total other expense, net	0.6	1.4	2.0	2.1	1.6	1.5	2.4	0.2	0.1
Income before income taxes	8.7	9.9	13.1	5.0	9.4	13.0	15.6	11.8	8.3
Provision for income taxes	3.0	2.7	5.6	1.9	2.9	4.8	3.5	4.2	3.1
Net income	5.7%	7.2%	7.5%	3.1%	6.5%	8.2%	12.1%	7.6%	5.2%

*Represents less than 0.1%
Liquidity and capital resources
Our primary cash needs are to support working capital and capital expenditures. We have generally financed our historical needs with operating cash flows and borrowings under our credit facilities. These sources of liquidity may be impacted by fluctuations in various matters, including demand for our products, investments made by us in our plant and equipment and other capital expenditures, and expenditures on general infrastructure and intellectual technology. A summary of our operating, investing and financing activities are shown in the following table:

	For the year ended December 31,			For the three months ended March 31,
(in thousands)	2011	2012	2013	2013	2014
Net cash (used in) provided by operating activities	$21,038	$17,367	$22,619	$7,376	$(396)
Net cash used in investing activities	(3,056)	(5,761)	(5,042)	(854)	(43,230)
Net cash provided by (used in) financing activities	(18,370)	(11,705)	(15,907)	(6,400)	43,939
Effect of exchange rate changes on cash	—		(2)	(4)	6
Increase (decrease) in cash and cash equivalents	$(388)	$(99)	$1,668	$118	$319
We expect that cash on hand, cash flow from operations and availability under our credit facilities will be sufficient to fund our operations for at least the next 18 months from the date of this prospectus.

Net cash provided by operating activities
Cash provided by operating activities primarily consists of net income, adjusted for certain non-cash items including provision for doubtful accounts receivable (including product returns and cash discounts), depreciation and amortization, stock-based compensation, deferred income taxes, amortization of loan costs and the effect of changes in working capital and other activities.
In the three months ended March 31, 2014, cash used in operating activities was $0.4 million and consisted of net income of $2.9 million plus non-cash items totaling $1.3 million less changes in operating assets and liabilities and other adjustments totaling $4.6 million. Non-cash items and other adjustments consisted primarily of depreciation and amortization of $2.0 million, stock-based compensation of $0.8 million, offset by an excess tax benefit from the exercise of stock options of $1.1 million and a $0.5 million change in deferred taxes. Cash used related to operating assets and liabilities consisted primarily of an increase in inventory of $7.0 million, and a decrease in accrued expenses of $3.4 million, partially offset by a decrease in accounts receivable of $5.1 million and an increase in accounts payable of $2.4 million, primarily driven by normal growth of our business and the acquisition of the business of Sport Truck. Additionally, there was an increase in prepaid expenses and other current assets of $1.8 million, resulting primarily from prepaid compensation expense related to amounts paid for Sport Truck and recurring payments made under our corporate insurance programs. Approximately $1.1 million in cash was provided by an increase in income tax payable.
In the three months ended March 31, 2013, cash provided by operating activities was $7.4 million and consisted of net income of $3.5 million plus non-cash items totaling $2.3 million plus changes in operating assets and liabilities and other adjustments totaling $1.6 million. Non-cash items and other adjustments consisted primarily of depreciation and amortization of $1.9 million and stock-based compensation of $0.7 million, partially offset by a $0.5 million change in deferred taxes. Cash provided in operating assets and liabilities consisted primarily of an increase in accounts payable of $8.2 million, and a decrease in accounts receivable of $2.3 million, partially offset by an increase in inventory of $8.5 million and a decrease in accrued expenses of $0.9 million.
In 2013, cash provided by operating activities was $22.6 million and consisted of net income of $24.1 million plus non-cash items totaling $8.7 million less changes in operating assets and liabilities and other adjustments totaling $10.2 million. Non-cash items and other adjustments consisted primarily of depreciation and amortization of $7.8 million, stock-based compensation of $2.5 million, a write-off of unamortized loan origination costs of $1.4 million, a $3.2 million change in deferred taxes and amortization of loan fees of $0.3 million. Cash used related to operating assets and liabilities consisted primarily of an increase in accounts receivable of $8.5 million, an increase in inventory of $7.4 million, partially offset by an increase in accounts payable of $3.6 million and an increase in accrued expenses of $2.3 million, primarily due to the increase level of business. Additionally, there was an increase in prepaid expenses and other current assets of $0.4 million and $0.5 million in income tax receivable.
In 2012, cash provided by operating activities was $17.4 million and consisted of net income of $14.2 million plus non-cash items totaling $1.1 million plus changes in operating assets and liabilities and other adjustments totaling $2.0 million. Non-cash items and other adjustments consisted primarily of depreciation and amortization of $7.2 million, stock-based compensation of $2.1 million, amortization of loan fees of $0.4 million and loss on sale of assets of $0.3 million, partially offset by the excess tax benefit from the exercise of stock options of $5.8 million and a deferred income tax benefit of $3.2 million. Cash used in operating assets and liabilities consisted primarily of an increase in accounts receivable of $7.0 million as a result of increased sales volume, an increase in prepaid expenses and other current assets of $0.5 million, and an increase in inventory of $4.7 million related to increased sales and components for new products, partially offset by an increase in accounts payable of $3.0 million, an increase in accrued expenses of $2.8 million, in each case largely related to the increase in sales, and an increase in income taxes receivable and deferred rent of $7.9 million and $0.7 million, respectively.
In 2011, cash provided by operating activities was $21.0 million and consisted of net income of $13.5 million plus non-cash items totaling $5.5 million plus changes in operating assets and liabilities and other adjustments totaling $2.0 million. Non-cash items and other adjustments consisted primarily of depreciation and amortization of $6.6 million and stock-based compensation of $1.0 million, and amortization of loan fees of $2.0 million, partially offset by a deferred income tax benefit of $2.4 million. Cash used in operating assets and liabilities consisted primarily of increases in accounts receivable of $1.2 million, prepaid expenses and other current assets of $0.8 million and an increase in inventory of $1.5 million, partially offset by an increase in accounts payable of $0.6 million, an increase in accrued expenses of $2.1 million and an increase in income taxes receivable of $2.7 million.
Net cash used in investing activities
Cash used in investing activities primarily relates to acquisitions, purchases of property and equipment and investments in our manufacturing and general infrastructure.
In the three months ended March 31, 2014, cash used in investing activities was $43.2 million, which consisted of primarily $40.9 million paid for the acquisition of the business of Sport Truck and $1.4 million in consideration paid for our 2013 acquisition of Toxoholics GmbH.
In the three months ended March 31, 2013, cash used in investing activities was $0.9 million, which consisted of purchases of property and equipment.
In 2013, 2012 and 2011, cash used in investing activities was $5.0 million, $5.8 million and $3.1 million, respectively. In 2013, cash used in investing activities consisted primarily of purchases of property and equipment of $3.9 million and the cash paid at closing of $1.1 million related to our acquisition of our third party distributor. In 2012, cash used in investing activities consisted primarily of purchases of property and equipment of $4.9 million, and an acquisition of an intangible asset consisting of patents related to bicycle suspension technology for $0.8 million. In 2011, cash used in investing activities consisted primarily of purchases of property and equipment. We estimate that our capital expenditures for 2014 will be approximately $5.8 million to $6.8 million, primarily related to investments in our manufacturing and general infrastructure and expenditures for our operations in Taiwan.
Net cash used in financing activities

In the three months ended March 31, 2014, net cash provided by financing activities was $43.9 million, which consisted primarily of proceeds from issuance of debt of $49.7 million net of origination fees and net repayments of $8.0 million all under the 2013 Amended and Restated Credit Facility, and $2.2 million from the exercise of stock options. In the three months ended March 31, 2013, net cash used by financing activities was $6.4 million, which consisted primarily of payments under our credit facility.

In 2013, net cash used in financing activities was $15.9 million, which consisted primarily of net payments on the Prior Credit Facility of $59.3 million partially offset by net proceeds from the IPO of $36.1 million and net borrowings of $7.2 million from the 2013 Credit Facility. Net cash used in financing activities was $11.7 million in 2012 compared to $18.4 million in 2011. The decrease in net cash used in financing activities was partially attributable to our recapitalization in 2012.
Credit facility

Concurrently with the closing of our IPO in August 2013, we used the net proceeds that we received from the IPO to repay a portion of the then outstanding indebtedness under our Prior Credit Facility. In addition, in connection with the IPO in August 2013, we entered into our 2013 Credit Facility with SunTrust Bank and other named lenders and borrowed $28.5 million thereunder. Of such borrowings, $21.6 million was used to repay our remaining indebtedness that was then due under the Prior Credit Facility and the Prior Credit Facility was terminated, and the remaining amount of such borrowings was used to pay IPO related fees and expenses and to provide additional working capital.

On March 31, 2014, in connection with our asset purchase of Sport Truck, we amended and restated the 2013 Credit Facility. The Amended and Restated 2013 Credit Facility provides a maturing secured term loan in the principal amount of $50.0 million, subject to quarterly amortization payments, and extends the term of the 2013 Credit Facility through March 31, 2019. The proceeds of the term loan were used, in part, to fund the acquisition of Sport Truck and to pay down the revolving line of credit provided under the 2013 Credit Facility. The Amended and Restated 2013 Credit Facility provides for interest at either a rate based on the London Interbank Offered Rate, or LIBOR, plus a margin ranging from 1.50% to 2.50%, or based on the prime rate offered by SunTrust Bank plus a margin ranging from 0.50% to 1.50%. The Amended and Restated 2013 Credit Facility is secured by substantially all of our assets, restricts our ability to make certain payments and engage in certain transactions, and also requires that we satisfy customary financial ratios. We were in compliance with the covenants as of March 31, 2014.
Contractual obligations and commitments
As of December 31, 2013, we had the following contractual obligations (in thousands):

Payments due by period	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term borrowings	$8,000	$—	$—	$8,000	$—
Operating lease obligations	10,999	3,030	5,315	2,654	—
Purchase obligations and other	3,458	3,458	—	—	—
Total	$22,457	$6,488	$5,315	$10,654	—

In connection with our acquisition of the business of Sport Truck, we have agreed to pay up to $29.3 million in additional consideration through 2017, contingent upon the achievement of certain financial performance goals through 2016. Performance compared to such targets is measured annually over a three year period, and payment of the contingent consideration will be made upon final determination of the specified financial performance goal for each year. Specifically, if the EBITDA (as defined in the acquisition agreement) of the acquired business for the fiscal years ending December 31, 2014, 2015 and 2016 exceeds approximately $8.4 million, $10.8 million and

$13.5 million, respectively, we will be obligated to make earnout payments up to a maximum amount of approximately $8.1 million, $9.9 million and $11.3 million for each respective year. The contingent consideration liability was estimated by applying a Black-Scholes model to our financial projection. If, in the future, management's estimation techniques indicate an increase or decrease of the earnout liability, or if lower or higher EBITDA for any period is actually achieved, we will need to adjust the contingent consideration liability. Such adjustment will be reflected in the general and administrative expenses. See Note 2 - Acquisition in our notes to condensed consolidated financial statements included in our 2014 first quarter Form 10-Q, which is incorporated by reference in this prospectus.
Seasonality
Our business is seasonal. In each of the last three fiscal years, our quarterly sales have been the lowest in the first quarter and the highest during our third quarter of the year. For example, our sales in our first and third quarters of 2013 represented 20% and 30% of our total sales for the year, respectively. We believe this seasonality is due to the delivery of new products containing our suspension products related to the new mountain bike season for each year. We also believe that the seasonal nature of our business may have been overshadowed over each of the past few years due to the rapid growth in sales we have experienced during the same periods.
Off-balance sheet arrangements
We have no material off-balance sheet arrangements.
Inflation
Historically, inflation has not had a material effect on our results of operations. However, significant increases in inflation, particularly those related to wages and increases in the cost of raw materials could have an adverse impact on our business, financial condition and results of operations.
Critical accounting policies and estimates
Our consolidated financial statements are prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, sales, expenses and related disclosures. We evaluate our estimates, judgments, and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.
We believe that the assumptions, judgments, and estimates associated with the following have the greatest potential impact on, and are critical to the understanding of, our results of operations: revenue recognition, provision for doubtful accounts receivable, inventory, goodwill and intangible assets, warranty, income taxes and stock-based compensation. For further information on all of our significant accounting policies, please see Note 1 of the accompanying notes to our consolidated financial statements included in our 2013 Form 10-K, which is incorporated by reference in this prospectus.
We are an “emerging growth company” within the meaning of the rules under the Securities Act, and we have utilized, and may continue to utilize, certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies. For example, we do not have to provide an auditor’s attestation report on our internal controls in our annual reports on Form 10-K as otherwise required by Section 404(b) of the Sarbanes-Oxley Act. In addition, Section 107 of the JOBS Act provides that an emerging growth company can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. As a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.
Revenue recognition
We recognize sales when persuasive evidence of an arrangement exists, title has transferred, the sales price is fixed or determinable, and collectability of the receivable is reasonably assured. Provisions for discounts, rebates, sales incentives, returns, and other adjustments are provided for in the period the related sales are recorded based on management’s assessment of historical trends and projection of future results. Sales are recorded net of sales tax.

Allowance for doubtful accounts
We record a provision for doubtful accounts deemed not collectable based on historical experience and a detailed assessment of the collectability of our accounts receivable. In estimating the allowance for doubtful accounts, we consider, among other factors, the aging of the accounts receivable, historical write-offs, and the credit-worthiness of each customer. If circumstances change, such as higher-than-expected defaults or an unexpected material adverse change in a major customer’s ability to meet its financial obligations, we estimate if the recoverability of the amounts due could be reduced by a material amount.
Inventories
Inventories are stated at the lower of standard cost (which generally approximates actual costs on a first-in first-out basis) or market. Cost includes raw materials, direct labor and manufacturing overhead. Market value is based on current replacement cost for raw materials and on a net realizable value for finished goods. Adjustments to reduce the cost of inventory to its net realizable value are made, if required, for estimated excess, obsolescence or impaired balances.
We regularly monitor inventory quantities on hand and on order and record write-downs for excess and obsolete inventories based on our estimate of the demand for our products, potential obsolescence of technology, product life cycles, and when pricing trends or forecasts indicate that the carrying value of inventory exceeds our estimated selling price. These factors are affected by market and economic conditions, technology changes, and new product introductions and require estimates that may include elements that are uncertain. Actual demand may differ from forecasted demand and may have a material effect on our gross margin. If inventory is written down, a new cost basis will be established that cannot be increased in future periods.
Goodwill, intangible assets and long-lived assets
Goodwill
Goodwill represents the excess of purchase price over the fair value of the net assets of businesses acquired. Annually, we either make a qualitative assessment prior to proceeding to step one of the annual goodwill impairment test or perform a two-step impairment test. If we make a qualitative assessment and it determines that the fair value of the reporting unit is less than its carrying amount, we would perform step one of the annual goodwill impairment test and, if necessary, proceed to step two. Otherwise, no further evaluation is necessary. For the two-step impairment test, in the first step, we compare the fair value of the reporting unit to its carrying value, including goodwill. We determine the fair value of the reporting unit based on a weighting of income and market approaches. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and no further testing is performed. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. Impairments, if any, are charged directly to earnings. We have a single reporting unit for purposes of assessing goodwill impairment. We completed our most recent annual impairment test in the first quarter of 2014. No impairment charges have been incurred to date.
Indefinite-lived intangible assets
Trademarks are considered to be indefinite life intangibles, and are not amortized but are subject to testing for impairment annually.
Finite-lived intangible assets
We assess the impairment of identifiable finite-lived intangible assets whenever events or changes in circumstances indicate that an asset group’s carrying amount may not be recoverable. Recoverability of certain finite-lived intangible assets, particularly customer relationships and core technology, would be measured by a comparison of the carrying amount of the asset group to which the assets are assigned to the sum of the undiscounted estimated future cash flows the asset group is expected to generate. If the asset is considered to be impaired, the amount of such impairment would be measured by the difference between the carrying amount of the asset and its fair value. Recoverability and impairment of other finite-lived intangible assets, particularly developed technology and patents, would be measured by the comparison of the carrying amount of the asset to the sum of undiscounted estimated future product revenues offset by estimated future costs to dispose of the product to which the asset relates. No impairment charges have been incurred to date.

Warranty
Unless otherwise required by law, we generally provide limited warranties on our products for one to two years. We accrue estimated costs related to warranty activities as a component of cost of sales upon product shipment or when information becomes available indicating that an adjustment to the warranty reserves is appropriate. Management estimates are based upon historical and projected product failure rates and historical costs incurred in correcting product failures. The warranty reserve is assessed from time to time for adequacy and adjusted as necessary. Actual warranty expenses are charged against our estimated warranty liability when incurred. Factors that affect our liability include the number of units, historical and anticipated rates of warranty claims, and the cost per claim. An increase in warranty claims or the related costs associated with satisfying these warranty obligations could increase our cost of sales and negatively affect our operating results.
Income taxes
We record our income tax expenses or benefits in each federal, state and foreign jurisdiction in which we operate using an asset and liability approach. This process requires that we compute the current tax expense or benefit and deferred tax expense or benefit, which result from changes in temporary differences between the accounting and tax treatment of assets and liabilities, including items such as accruals and allowances, which are recorded in different periods for financial statement and income tax return purposes. The income tax effects of these differences we identify are classified as current or long-term deferred tax assets and liabilities in our consolidated balance sheets. Our judgments, assumptions, and estimates relative to the current provision for income taxes take into account enacted tax laws, our interpretation of enacted tax laws, and possible outcomes of current and future audits conducted by tax authorities. Changes in tax laws or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts provided for income taxes in our consolidated balance sheets and consolidated statements of income. Interest and penalties associated with income taxes are recorded as income tax expense in our consolidated statements of income.
We account for uncertain tax positions on a two-step approach to recognize and measure those positions taken or expected to be taken in a tax return. The first step is to determine if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. We adjust liabilities for our uncertain tax positions due to changing facts and circumstances, such as the closing of a tax audit, expiration of a statute of limitations for assessment of income tax, the refinement of estimates, or the realization of earnings or deductions that differ from our estimates. To the extent that the final outcome of these matters is different than the amounts recorded, such differences will impact our tax provision in our consolidated statements of income in the period in which such determination is made.
We must also assess the likelihood that deferred tax assets will be realized from future taxable income and, based on this assessment establish a valuation allowance, if required. The determination of our valuation allowance involves assumptions, judgments, and estimates, including forecasted earnings, future taxable income, and the relative proportions of revenue and income before taxes in the various domestic and international jurisdictions in which we operate. To the extent we establish a valuation allowance or change the valuation allowance in a period, we reflect the change with a corresponding increase or decrease of our income tax provision in our consolidated statements of income.
Stock-based compensation
Compensation expense related to stock-based compensation, including employee and non-employee director awards, is measured and recognized in the financial statements based on fair value. The assumptions we use in the valuation model are based on future expectations regarding our business, combined with management judgment. Under the fair value recognition provisions of this guidance, stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the award.
Determining the fair value of stock-based awards at the grant date represents our board of directors’ best estimates; however, the estimates involve inherent uncertainties and the application of judgment. We use the Black-Scholes option pricing model to determine the fair value of stock options. The determination of the grant date fair value of options using an option pricing model is affected by our estimated common stock fair value as well as assumptions regarding a number of other complex and subjective variables. These variables include the fair value of our common stock, our expected stock price volatility over the expected term of the options, stock option exercise and cancellation behaviors, risk-free interest rates and expected dividends.

Prior to our IPO in August of 2013, our board of directors considered numerous objective and subjective factors to determine the fair market value of our common stock at each meeting at which stock options were granted and approved.
Stock-based compensation expenses are classified in the statements of income based on the department to which the related employee reports. Our stock-based awards are comprised principally of stock options and restricted stock unit awards.
Fair Value of Financial Instruments
FASB Accounting Standards Codification 820, "Fair Value Measurements and Disclosures" requires the valuation of assets and liabilities required or permitted to be either recorded or disclosed at fair value based on hierarchy of available inputs as follows:
Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2: Quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.
Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).
We apply fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. We define fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk.
As of March 31, 2014, we used Level 2 inputs to determine the fair value of our Amended and Restated 2013 Credit Facility because it has a variable interest rate that reflects market changes in interest rates and changes in our net leverage ratio. We measured our contingent consideration liability of $19.0 million arising from our acquisition of Sport Truck using Level 3 unobservable inputs. The preliminary fair value of the contingent consideration liability associated with the achievement of certain EBITDA (as defined in the acquisition agreement) targets was estimated by applying a Black-Scholes model to our financial projection. The unobservable inputs to the valuation model that have the most significant effect on the estimated fair value of our contingent consideration liability are the probabilities that actual results will exceed the projection and the volatility surrounding the expected results. We estimated these inputs at 75% and 41%, respectively. After our preliminary valuation is finalized, changes in the estimated fair value of the contingent consideration to reflect changing circumstances, including the calculation of actual EBITDA in each of the three annual measurement periods and the periodic revision of estimated results in future periods, could materially increase or decrease net income in the period of change.
Recent accounting pronouncements
Fair value measurement
In May 2011, the Financial Accounting Standards Board, or FASB, issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs,” or ASU 2011-04. ASU 2011-04 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with GAAP and International Financial Reporting Standards, or IFRS. The amendments in ASU 2011-04 explain how to measure fair value. They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The adoption of ASU No. 2011-04 did not have an impact on our financial position or results of operations.
Comprehensive income: Presentation
In June 2011, the FASB issued ASU No. 2011-05, “Presentation of Comprehensive Income,” or ASU 2011-05, to increase the prominence of items reported in other comprehensive income and to facilitate convergence of GAAP and IFRS. ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity and requires that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. We adopted the provisions of ASU 2011-05 on January 1, 2012. The adoption of ASU 2011-05 did not have an impact on our financial position or results of operations.
Comprehensive income: Reclassifications
In February 2013, the FASB issued ASU No. 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income,” or ASU 2013-02, to supersede and replace the presentation requirements for reclassifications out of accumulated other comprehensive income in ASU 2011-05, which were deferred indefinitely under ASU No. 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05,” or ASU 2011-12, issued in December 2011. The amendments in ASU 2013-02 would require an entity to provide additional information about reclassifications out of accumulated other comprehensive income by the respective line items of net income. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2012. The adoption of ASU 2013-02 did not have an impact on our financial position or results of operations.
Goodwill impairment testing
In September 2011, the FASB issued ASU No. 2011-08, “Testing Goodwill for Impairment,” or ASU 2011-08, which simplifies how entities test goodwill for impairment and permits an entity to first assess qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. We adopted the provisions of ASU 2011-08 on January 1, 2012. The adoption of ASU 2011-08 did not have an impact on our financial position or results of operations.
Release of cumulative translation adjustment
In March 2013, the FASB issued ASU No. 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity,” or ASU 2013-05, which resolves diversity in practice regarding the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets within a foreign entity. The amendments in ASU 2013-05 are effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The adoption of ASU 2013-05 did not have a material impact on our financial position or results of operations.
Revenue from Contracts with Customers
In May 2014, the FASB and International Accounting Standards Board issued their converged standard on revenue recognition, ASU No. 2014-09, “Revenue from Contracts with Customers,” or ASU 2014-09. This standard outlines a single comprehensive model for companies to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that revenue is recognized when a customer obtains control of a good or service. A customer obtains control when it has the ability to direct the use of and obtain the benefits from the good or service. Transfer of control is not the same as transfer of risks and rewards, as it is considered in current guidance. We will also need to apply new guidance to determine whether revenue should be recognized over time or at a point in time. This standard will be effective for the first interim period within annual reporting periods beginning after December 15, 2016, with no early adoption permitted, and the Company can choose to apply this standard retrospectively for each prior reporting period presented or retrospectively with the cumulative effect of initially applying the standard recognized at the date of the initial application in retained earnings.
Quantitative and qualitative disclosures about market risk
Interest rate sensitivity
We are exposed to market risk in the normal course of our business operations due to our ongoing investing and financing activities. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows and future earnings. We have established policies and procedures governing our management of market risks and the use of financial instruments to manage exposure to such risks. We generally do not hedge our interest rate exposure. We had $50.0 million of debt, bearing interest at a variable rate, outstanding under our credit facilities as of March 31, 2014. Based on the $50.0 million of variable interest rate indebtedness that was outstanding as of March 31, 2014, a hypothetical 100 basis point increase or decrease in the interest rate on our interest rate variable debt would have resulted in an approximately $0.5 million change to our interest expense for fiscal year 2013.
Exchange rate sensitivity
As of March 31, 2014, we were not exposed to significant foreign currency exchange rate risks that could have a material effect on our financial condition or results of operations. Foreign currency fluctuations could in the future have an adverse effect on our business and results of operations. We primarily sell our products inside and outside of the United States in U.S. Dollars. As the majority of our expenses are also in U.S. Dollars, we are somewhat insulated from currency fluctuations. We do not currently hedge our foreign currency exposure.
Credit and other risks
We are exposed to credit risk associated with cash equivalents, investments, and trade receivables. We do not believe that our cash equivalents or investments present significant credit risks because the counterparties to the instruments consist of major financial institutions and we manage the notional amount of contracts entered into with any one counterparty. Our cash and cash equivalents as of March 31, 2014 consisted principally of FDIC insured certificates of deposit and cash balances in non-interest bearing checking accounts. Substantially all trade receivable balances of our businesses are unsecured. The concentration of credit risk with respect to trade receivables is concentrated by the number of significant customers that we have in our customer base and a prolonged economic downturn could increase our exposure to credit risk on our trade receivables. We perform ongoing credit evaluations of our customers and maintain an allowance for potential credit losses.
We do not currently hedge our exposure to increases in the prices for our primary raw materials.

Business
Overview
Our company
We are a designer, manufacturer and marketer of high-performance suspension products used primarily on mountain bikes, Side-by-Sides, on-road vehicles with off-road capabilities, off-road vehicles and trucks, all-terrain vehicles, or ATVs, snowmobiles, specialty vehicles and applications, and motorcycles. We believe our products offer innovative design, performance, durability and reliability. Through our products we enhance ride dynamics, which we define as the interplay between the rider, the vehicle and the terrain, by improving performance and control. Our brand is associated with high-performance and technologically advanced products, by which we generally mean products that provide users with improved control and a smoother ride while riding over rough terrain in varied environments. We believe that the performance of our products has been demonstrated by, and our brand benefits from, the success of professional athletes who use our products in elite competitive events, such as the Union Cycliste Internationale Mountain Bike World Cup and the X Games. We believe the exposure our products receive when used by successful professional athletes positively influences the purchasing habits of enthusiasts and other consumers seeking high-performance products. We believe that our strategic focus on the performance and racing segments in our markets influences many aspiring and enthusiast consumers who we believe seek to emulate the performance of professional and other elite athletes. We believe our products are generally sold at premium prices, which to us means manufacturer suggested retail sale prices that are generally in the upper quartile of their respective product categories.
We design our products for, and market our products to, some of the world’s leading OEMs, in our markets, and to consumers through the aftermarket channel. Many of our OEM customers, including Giant, Scott, Specialized and Trek in mountain bikes and BRP, Ford and Polaris in powered vehicles, are among the market leaders in their respective product categories, and help shape, as well as respond to, consumer trends in their respective categories. We believe that OEMs often prominently display and incorporate our products to improve the marketability and consumer demand for their high-performance models, which reinforces our brand image. In addition, consumers select our products in the aftermarket channel where we market through a global network of dealers and distributors.
We have experienced strong sales and profit growth over the past few years. Our sales increased from approximately $197.7 million in 2011 to approximately $272.7 million in 2013. Over the same period, our net income increased from approximately $13.5 million to approximately $24.1 million. Our Adjusted EBITDA increased from approximately $30.7 million in 2011 to $49.6 million in 2013. See “Summary consolidated financial data-Non-GAAP financial measures” for the definition of Adjusted EBITDA and a reconciliation from net income to Adjusted EBITDA.
Our history
Robert C. Fox, Jr. began developing suspension products in 1974 when, having participated in motocross racing, he sought to create a racing suspension shock that performed better than existing coil spring shocks. Working in a friend’s garage, Mr. Fox created the “Fox AirShox.” The product was successful, and went into production in 1975. The next year, in 1976, Fox AirShox were used by the rider who won the AMA 500cc National Motocross Championship.

Sales of Fox AirShox grew rapidly and, in 1978, our operating subsidiary, Fox Factory, Inc., was incorporated in California. From 1978 to 1983, FOX suspension users won numerous major races including 500cc Grand Prix races (motocross), Baja 1000 races (off-road), AMA SuperBike races (motorcycle road racing), and the Indianapolis 500 race (auto racing), generating greater market awareness of the FOX brand among enthusiasts.
As FOX grew, we applied many of the same core suspension technologies developed for motocross racing to other categories. For example, in 1987 we started selling high-performance suspension products for snowmobiles. By 1991, we began supplying the mountain bike industry with rear shocks and we entered the ATV and other off-road vehicle markets in the mid-1990s. Starting in 2001, we began offering front fork suspension products for mountain bikes.
Fox Factory Holding Corp., the registrant of this offering, is the holding company of Fox Factory, Inc. Fox Factory Holding Corp. was incorporated in Delaware on December 28, 2007 by Compass Group Diversified Holdings LLC, or our Sponsor. Our Sponsor purchased a controlling interest in us on January 4, 2008.
For clarification, we are not affiliated with Fox Head, Inc., an action sports apparel company.

Market opportunity
We participate in the large global markets for mountain bikes and powered vehicles used by recreational and professional users. Today, our products for powered vehicles are used primarily on Side-by-Sides, on-road vehicles with off-road capabilities, off-road vehicles and trucks, ATVs, snowmobiles, specialty vehicles and applications, and motorcycles.
We focus on premium priced products within each of these categories, which we consider to be the high-end segment because of their higher retail sale prices, where we believe consumers have a preference for well-designed, performance-oriented equipment. We believe that suspension systems are critical to the performance of the mountain bikes and powered vehicles in the product categories in which we focus and that technical features, component performance, product design, durability, reliability and brand recognition strongly influence the purchasing decisions of consumers. Over the past decade, there have been significant technological advances in materials and features that have increased product functionality and performance, allowing high-end suspension products to be adapted for use in additional end-markets and mountain bike and powered vehicle categories.
We believe the high-end segments in which we participate are well positioned for growth due to several factors, including:

•	increasing average retail sales prices, which we believe are driven by differentiated and feature-rich products with advanced technologies;

•	continuing product cycle innovation, which we have observed often motivates consumers to upgrade and purchase new products for enhanced performance; and

•	increased sales opportunities for high-end mountain bikes and powered vehicles in international markets.
As vehicles in our end-markets evolve and grow more capable, suspension products and components have become, and we believe will continue to become, increasingly more important for improved performance and control. Additionally, we believe there are opportunities to continue to leverage our technical know-how in suspension products to provide solutions beyond our current end-markets.
Our competitive strengths
Broad offering of high-performance products across multiple consumer markets
Our suspension products enhance ride dynamics across multiple consumer markets. Through the use of adjustable suspension, position sensitive damping, multiple air spring technologies, lightweight and rigid materials, and other technologies and methods, our products improve the performance and control of the vehicles used by our consumers. We believe our reputation for high-performance products is reinforced by the successful finishes in world class competitive events by athletes incorporating our products in their vehicles.
Premium brand with strong consumer loyalty
We believe that we have developed a reputation for high-performance products and that we have established trademarks, such as FOX, and FOX RACING SHOX, as premium brands, as our high-performance suspension products are generally sold at premium prices. Our FOX logo is prominently displayed on our products used on mountain bikes and powered vehicles sold by our OEM customers, which helps further reinforce our brand image. We believe that our brand has achieved strong loyalty from our consumers. To support our brand, we introduce new products that we believe feature innovative technologies designed to improve vehicle performance and enhance our brand loyalty with consumers. For instance, according to a 2013 independent survey conducted by Bike Germany Magazine, a leading European mountain bike magazine, 79% of consumers surveyed who purchased a FOX suspension fork stated that they would buy a FOX suspension fork again, and in a 2013 Audience Survey by Vital MTB, a popular mountain bike website: (i) of the 38.8% of survey respondents that stated they would buy a mountain bike suspension fork within 12 months, 36.7% of these respondents, the highest percentage of all brands included, stated that they would buy a FOX suspension fork; and (ii) of the 20.6% of survey respondents that stated they would buy a rear mountain bike shock within 12 months, 39.6% of these respondents, the highest percentage of all brands included, stated that they would buy a FOX rear shock.

Track record of innovation and new product introductions
Innovation, including new product development, is a key component of our growth strategy. Due to our experience in suspension engineering and design in multiple markets and with a variety of vehicles, we are able to bring unique ride dynamics solutions to our customers, often developed for use in one market and ultimately deployed across multiple markets. For example, our success in the high-end ATV category led to the widespread adoption of our suspension technology in the Side-by-Side market, which became our second largest product category by sales in 2013. Our innovative product development and speed to market are supported by:

•
our racing culture, including on-site technical race support of professional athletes, which provides us with unique real-time insights as to the evolving ride dynamic needs of those participating in world-class events;

•
ongoing research and development through a team of full-time engineers and numerous other technicians and employees who spend at least part of their time testing and using our products and helping develop engineering-based solutions to enhance our product offerings;

•	feedback from professional athletes, race teams, enthusiasts and other consumers who use our products;

•	strategic and collaborative relationships with OEM customers, which furthers our ability to extend technologies and applications across end-markets; and

•	our integrated manufacturing facilities and performance testing center, which allow us to quickly move from concept to product.

Over the last year we have developed multiple new products and generated more than 70% of our sales from products introduced by us during the last three years, such as the:

•	Podium RC3, which provides external adjustment that allows the shock to easily be tuned for different rider skill, terrain, and racing type without having to be disassembled;

•	Float X Evol, which allows the rider to tune the spring characteristics of the shock via an air pump without having to remove the shock;

•
ECS Shock, which has an external cooling system that significantly lowers shock temperatures, allowing powered vehicles to operate at higher speeds for extended periods without sacrificing driver control, particularly in extreme environments; and

•
Float iCD, which provides riders the ability to adjust modes for different skills, terrains and activity levels on mountain bikes, resulting in increased utilization of the modes and an overall more efficient ride dynamics experience.

Strategic brand for OEMs, dealers and distributors
Through our strategic relationships, we are often sought out by our OEM customers and work closely with them to develop and design new products and product enhancements. We believe our collaborative approach and product development processes strengthen our relationships with our OEM customers. We believe consumers value our branded suspension products when selecting high-performance mountain bikes and powered vehicles, and as a result, OEMs purchase and incorporate our products in their mountain bikes and powered vehicles in order to increase the sales of their premium priced products. In addition, we believe the inclusion of our products on high-end mountain bikes and powered vehicles reinforces our premium brand image which helps to drive our sales in the aftermarket channel where dealers and distributors sell our products to consumers.
Experienced management team
We have an experienced senior management team led by Larry L. Enterline, our Chief Executive Officer. Collectively, our eleven-member senior management team has an average tenure at FOX of approximately 9.6 years per person. In addition, many members of our management team and many of our employees are avid users of our products, which further extends their knowledge of, and expertise in, our products and end-markets. We are able to attract and retain highly trained and specialized employees who enhance our company culture and serve as strong brand advocates.

Our strategy
Our goal is to expand our leadership position as a designer, manufacturer and marketer of high-performance products designed to enhance ride dynamics. We intend to focus on the following key strategies in pursuit of this goal:
Continue to develop new and innovative products in current end-markets
We intend to continue to develop and introduce new and innovative products in our current end-markets to improve ride dynamics for our consumers. For example, our patented position-sensitive damping systems provide terrain optimized ride characteristics across many of our product lines. We believe that high-performance and control are important to a large portion of our consumer base, and that our frequent introduction of products with innovative and improved technologies increases both OEM and aftermarket demand as consumers seek out products for their vehicles that can deliver these characteristics. We also believe evolving market trends, such as changing mountain bike wheel sizes and increasing adoption rates of Side-by-Side vehicles, should increase demand for vehicles in our end-markets, which, in turn, should increase demand for our suspension products.
Leverage technology and brand to expand into new categories and end-markets
We believe that we have developed a reputation as a leader in ride dynamics, and that our reputation combined with our ability to improve the performance of vehicles by incorporating high-performance suspension products, results in us frequently being approached by OEM product development teams, athletes and others looking to improve the performance of their vehicles, including in end-markets in which we have not previously offered products. We believe that our ride dynamics technologies have applications in end-markets in which we do not currently participate in a meaningful way, and we intend to selectively develop products for and forge relationships with customers in additional markets. These markets may include military, recreational vehicles (RVs), on-road motorcycles, commercial trucks and “performance street” cars.
Opportunistically expand our ride dynamics platform through acquisitions
We intend to continue to expand and strengthen our position in the marketplace. In the fourth quarter of 2013, we acquired the business of Toxoholics GmbH, our third party Germany-based distributor and service center, for approximately $2.3 million. In the first quarter of 2014, we acquired the business of Sport Truck USA, Inc., or Sport Truck, a full service distributor of aftermarket suspension solutions, for approximately $40.9 million. Sport Truck designs, markets, and distributes lift kit solutions primarily through its brands, BDS Suspension and Zone Offroad Products. A lift kit solution is an aftermarket vehicle modification that lifts either the suspension or the body of a vehicle to raise the ride height of the vehicle. Lift kits are commonly installed to allow for the installation of larger tires and new suspension systems. In furtherance of our goal for expansion, we have created a business development group, which is responsible for identifying and assessing inorganic and organic potential growth opportunities of our ride dynamics platform. Specifically, our business development group: (i) identifies and assesses potential acquisition opportunities; (ii) aids the business in analyzing growth alternatives; and (iii) manages critical projects and programs as determined by senior management.
Increase our aftermarket penetration
We currently have a broad aftermarket distribution network of more than 2,500 retail dealers and distributors worldwide. We intend to further penetrate the aftermarket channel by selectively adding dealers and distributors in certain geographic markets, increasing our internal sales force and strategically expanding aftermarket-specific products and services to existing vehicle platforms.
Accelerate international growth
While a significant percentage of our current sales are to OEMs and dealers and distributors located outside the United States, we believe international expansion represents a significant opportunity for us and we intend to selectively increase infrastructure investments and focus on identified geographic regions. We believe that rising consumer discretionary income in a number of developing markets and increasing consumer preferences for premium, high-performance mountain bikes and powered vehicles, should contribute to increasing demand for our products. In addition, we believe increasing international viewership of racing and extreme sports and other outdoor events, such as the X Games, is contributing to growing international participation in activities in which our products are used. We intend to leverage our brand recognition to capitalize on these trends by increasing our sales to both OEMs and dealers and distributors globally, particularly in markets where we perceive significant opportunities. Our areas of greatest interest include Asia-Pacific (particularly China, South Korea and Australia) and South America (particularly Brazil, Argentina and Chile).
Improve operating and supply chain efficiencies
We intend to improve operating margins in the medium term by enhancing our design and production processes to increase efficiencies, reducing new product time to market and lowering production costs. Specifically, since we began the process of moving a majority of the manufacturing of our mountain bike products to Taiwan, we have manufactured approximately 1.2 million subassemblies and other components and approximately 38,000 complete forks at our new facility in Taiwan. We expect to complete the process of transitioning our mountain bike product manufacturing to our Taiwan facility in 2015. We believe this transition, once completed, will shorten production lead times to our mountain bike OEM customers, improve supply chain efficiencies and reduce manufacturing costs.
Our products
We design and manufacture high-performance suspension products that dissipate the energy and force generated by mountain bikes and powered vehicles while they are in motion. A suspension product allows wheels or skis (in the case of snowmobiles) to move up and down to absorb bumps and shocks while maintaining contact with the ground for better control. Our products use adjustable suspension, position sensitive damping, multiple air spring technologies, low weight and structural rigidity, all of which improve user control for greater performance.
We use high-grade materials in our products and have developed a number of sophisticated assembly processes to maintain quality across all product lines. Our suspension products are assembled according to precise specifications throughout the assembly process to create consistently high-performance levels and customer satisfaction.
Mountain bikes
In our mountain bike product category, we offer upper mid-end and high-end front fork and rear suspension products designed for cross-country, trail, all-mountain, free-ride and downhill riding. We also offer a ride-height adjustable seat post product, our D.O.S.S. remote adjustable seat post, which we introduced in 2012 to allow a rider to adjust his or her seat position for uphill, rolling trail or downhill riding without having to stop the mountain bike to adjust the seat. Our mountain bike products are sold in three series: (i) our Evolution series, designed for demanding, yet value-minded, enthusiasts; (ii) our Performance series, designed for experienced enthusiasts and expert riders; and (iii) our Factory series, which is designed for maximum performance at a professional level.
Powered vehicles
In our powered vehicle product category, we offer high-end suspension products for Side-by-Sides, on-road vehicles with off-road capabilities, off-road vehicles and trucks, ATVs, snowmobiles, specialty vehicles and applications, and motorcycles. Products for these vehicles are designed for trail riding, racing and performance. Our products have also been used on limited quantities of off-road military vehicles and other small-scale select military applications. Our products in the powered vehicle category range from two inch aluminum bolt-on shocks to our patented position sensitive internal bypass shocks.

The following chart highlights select products from our two product categories:

| CATEGORY | SELECT PRODUCT OFFERINGS AND SUGGESTED RETAIL PRICES | | | |
|---|---|---|---|---|
| | FRONT SUSPENSION | | REAR SUSPENSION | RIDE-HEIGHT-SEATPOST |
| **MOUNTAIN BIKES** (66% of 2013 Sales) |  40 FLOAT (Factory) $1,700 |  32 FLOAT (Evolution) $615 |  FLOAT - CTD $450 |  D.O.S.S $339 |

| CATEGORY | SIDE-BY-SIDE | SNOWMOBILE | ATV | TRUCK | MOTO | OFFROAD |
|---|---|---|---|---|---|---|
| **POWERED VEHICLES** (34% of 2013 Sales) |  2.5 PODIUM-X $1,495 (Set of 2) |  FLOAT X EVOL $1,495 (Set of 2) |  PODIUM X Piggyback $995 |  2.0 Series $127 |  PODIUM RC3 $995 |  External Bypass Reservoir $2,200 |

Product development
We are committed to the development and introduction of technologically advanced products that feature innovative designs and high-quality materials. We strive to maintain our product leadership through the introduction of new and innovative products and enhancements and refinements to our existing products. Over the last year we have developed multiple new products, including our Float iCD fork and rear shock, 36 Factory FIT RC2 fork, Dual Speed Compression module and our Bottom Out Cup position-sensitive damping module.
Research and Development
Research and development is at the core of our product innovation and market leadership strategy. We have a growing team of engineers and technicians focused on designing innovative products, testing and developing engineering-based solutions to enhance our product offerings. In addition, a large number of our other employees, many of whom use our products in their recreational activities, contribute to our research and development and product innovation initiatives. Their involvement in the development of new products ranges from participating in initial brainstorming sessions to ride testing products in development. Product development also includes collaborating with OEM customers across end-markets, field testing by professional athletes and sponsored race teams and working with enthusiasts and other users of our products. This feedback helps us to develop innovative products which meet our demanding standards as well as the evolving needs of professional and recreational end users and to quickly commercialize these products.
Our research and development activities are supported by state-of-the-art engineering software design tools, integrated manufacturing facilities and a performance testing center equipped to enhance product safety, durability and high-performance. Our testing center collects data and tests products prior to and after commercial introduction. Suspension products undergo a variety of rigorous performance and accelerated life tests before they are introduced into the market. The research and development portion of our total engineering costs totaled approximately $10.4 million, $9.7 million and $9.8 million in 2013, 2012 and 2011, respectively.
Intellectual property
Intellectual property is an important aspect of our business. We rely upon a combination of patents, trademarks, trade names, licensing arrangements, trade secrets, know-how and proprietary technology in order to secure and protect our intellectual property rights.
Our in-house counsel and external intellectual property resources diligently protect our new technologies with patents and trademarks and defend against patent infringement allegations. As of June 5, 2014, we owned 50 patents on proprietary technologies related to vehicle suspension and other products and had approximately 94 patent pending applications on file in the U.S. and various foreign patent offices. Our principal intellectual property also includes our trademarks. We have more than 50 pending or registered trademarks in the U.S. and a number of international jurisdictions, including the marks FOX®, FOX RACING SHOX® and REDEFINE YOUR LIMITS®. Although our intellectual property is important to our business operations and in the aggregate constitutes a valuable asset, we do not believe that any single patent, trademark or trade secret is critical to the success of our business as a whole. We cannot be certain that our patent applications will be issued or that any issued patents will provide us with any competitive advantages or will not be challenged by third parties.
In addition to the foregoing protections, we generally control access to and use of our proprietary and other confidential information through the use of internal and external controls, including contractual protections with employees, OEMs, distributors and others. Despite these protections, we may be unable to prevent third parties from using our intellectual property without our authorization, breaching any nondisclosure agreements with us, or independently developing products that are similar to ours, particularly in those countries where the laws do not protect our proprietary rights as fully as in the United States.
Seasonality
Our business is seasonal. In each of the last three fiscal years, our quarterly sales have been the lowest in the first quarter and the highest during our third quarter of the year. For example, our sales in our first and third quarters of 2013 represented 20% and 30% of our total sales for the year, respectively. We believe this seasonality is due to the delivery of new products, including our suspension products related to the new mountain bike season, during the late spring each year.
Customers
Our OEM customers include market leaders in their respective categories, and help define, as well as respond to, consumer trends in their respective industries. These OEM customers include our products on a number of their high-performance models. We believe OEMs often use our products to improve the marketability and demand of their own products, which, in turn, strengthens our brand image. In addition, consumers select our high-performance products in the aftermarket channel, where we market through a global network of dealers and distributors. We currently sell to more than 150 OEMs and distribute our products to more than 2,500 retail dealers and distributors worldwide. In 2013, 81% of our sales resulted from sales to OEM customers and 19% resulted from sales to dealers and distributors for resale in the aftermarket channel. No material portion of our business is subject to renegotiation of profit or termination of contracts or subcontracts at the election of the US government.
Sales attributable to our 10 largest OEM customers, which can vary from year-to-year, collectively accounted for approximately 57%, 56% and 53% of our sales in 2013, 2012 and 2011, respectively.
Although we refer to the branded mountain bike OEMs that use our products throughout this document as “our customers,” “our OEM customers” or “our mountain bike OEM customers,” branded mountain bike OEMs often use contract manufacturers to manufacture and assemble their bikes. As a result, even though we typically negotiate price and volume requirements directly with our mountain bike OEM customers, it is the contract manufacturer that may place the purchase order and therefore assumes the responsible for paying us. Giant Bicycles, or Giant, is an OEM and a contract manufacturer used by certain of our mountain bike OEM customers. Sales to Giant accounted for approximately 17%, 13% and 12% of our sales in 2013, 2012 and 2011, respectively.
Our domestic sales totaled $96.1 million, $84.3 million and $65.8 million, or 35%, 36% and 33% of our total sales in 2013, 2012 and 2011, respectively. Our international sales totaled $176.6 million, $151.6 million and $132.0 million or 65%, 64% and 67% of our total sales in 2013, 2012 and 2011, respectively. Sales attributable to countries outside the United States are based on shipment location. Our international sales, however, do not necessarily reflect the location of the end users of our products, as many of our products are incorporated into mountain bikes that are assembled at international locations and then shipped back to the United States. Additional information about our product segments and certain geographical information is available in Note 14, Segment and Geographic Areas, of the notes to consolidated financial statements included in our 2013 Form 10-K, which is incorporated by reference in this prospectus.
Mountain bikes
We sell our mountain bike suspension products to more than 150 domestic and international bike OEMs, including Scott, Specialized and Trek. We have long-standing relationships with many of the top mountain bike OEMs. After incorporating our products on their mountain bikes, OEMs typically sell their mountain bikes to independent dealers, which then sell directly to consumers.

In the aftermarket, we typically sell to dealers in the U.S. and through distributors internationally. Our dealers sell directly to aftermarket consumers. Our overseas distributors sell to independent dealers, which then sell directly to consumers.
Powered vehicles
We sell our suspension products for the powered vehicles industry to OEMs, including BRP, Ford and Polaris. We are also currently developing relationships with new OEMs, as the powered vehicles market continues to grow. After incorporating our products on their powered vehicles, OEMs typically sell their powered vehicles to independent dealers, which then sell directly to consumers.
In the aftermarket, we typically sell through dealers and distributors, both in the U.S. and internationally. Our dealers sell directly to aftermarket consumers. When we sell to our distributors, they sell to independent dealers, which then sell directly to consumers.
Our product offerings currently target high-performance suspension products for Side-by-Sides, on-road vehicles with off-road capabilities, off-road vehicles and trucks, ATVs, snowmobiles, specialty vehicles and applications, and motorcycles. Our products have also been used on limited quantities of off-road military vehicles and other small-scale select military applications.
Sales and marketing
We employ specialized and dedicated sales professionals. Each sales professional is fully committed to servicing either OEM or aftermarket customers within our product categories, which ensures that our customers are in contact with capable and knowledgeable sales professionals to address their specific needs. We strongly believe that providing a high level of service to our end customers is essential to maintaining our reputational excellence in the marketplace. Our sales professionals receive training on the latest FOX products and technologies and attend trade shows to increase their market knowledge.
Our marketing strategy focuses on strengthening and promoting the FOX brand in the marketplace. We strategically focus our marketing efforts on enthusiasts seeking high-end suspension systems through promotions at destination riding locations and individual and team sponsorships. We believe that the performance of our products has been demonstrated by, and our brand benefits from, the success of professional athletes who use our products in elite competitive events, such as the Union Cycliste Internationale Mountain Bike World Cup and the X Games. We also believe these successes positively influence the purchasing habits of enthusiasts and other consumers seeking high-performance products. We believe that our strategic focus on the performance and racing segments in our markets influences many aspiring and enthusiast consumers and enables our products to be sold at premium price points. For example, we sponsor a number of professional athletes and professional race teams. In order to continue to enhance our brand image, we will need to maintain our position in the suspension products industry and to continue to provide high quality products and services. We have also been able to develop long-term strategic relationships with leading OEMs. Our reputation for high-performance suspension products plays a critical role in our aftermarket sales to consumers.
In addition to our website and traditional marketing channels, such as print advertising and tradeshows, we maintain an active social media presence, including a Facebook page, a YouTube channel, a Vimeo page and Twitter feed to increase brand awareness, foster loyalty and build a community of users. As strategies and marketing plans are developed for our products, our internal marketing and communications group work to ensure brand cohesion and consistency.
Suppliers
The primary raw materials used in the production of our products are aluminum, magnesium and steel. We generally use multiple suppliers for our raw materials and believe that our raw materials are in adequate supply and available from many suppliers at competitive prices. Prices for our raw materials fluctuate from time to time, but historically, price fluctuations have not had a material impact on our business.
We work closely with our supply base, and depend upon certain suppliers to provide raw inputs, such as forgings, castings and molded polymers that have been optimized for weight, structural integrity, wear and cost. In certain circumstances, we depend upon a limited number of suppliers for such raw inputs. We typically have no firm contractual sourcing agreements with our suppliers other than purchase orders.
Miyaki is the exclusive producer of the Kashima coating for our suspension component tubes. As part of our agreement with Miyaki, which we entered into in 2009, or the Kashima Agreement, we have been granted the exclusive right to use the trademark “KASHIMACOAT” on products comprising the aluminum finished parts for suspension components (e.g., tubes) and on related sales and marketing material worldwide, subject to a minimum model year order and certain other exclusions. The Kashima Agreement does not contain minimum purchase obligations.
Employees
As of March 31, 2014, we had approximately 815 full-time employees in the United States, Europe and Taiwan. We also use part-time employees at our manufacturing facilities to help us meet seasonal demands. None of our employees are subject to collective bargaining agreements. We have never experienced a material work stoppage or disruption to our business relating to employee matters. We believe that our relationship with our employees is good.
Facilities
The following sets forth our principal facilities as of March 31, 2014. All of our principal facilities are leased except for the facilities located in Michigan.

Location	Principal uses	Approximate sq. footage
Scotts Valley, California	Corporate headquarters, sales, research and development	51,236

Scotts Valley, California	Manufacturing	42,813

Watsonville, California	Manufacturing and service	86,000

Watsonville, California	Distribution and warehousing	12,947

Coldwater, Michigan	Manufacturing, sales and distribution	78,000

Coldwater, Michigan	Research and development	16,350

El Cajon, California	Manufacturing, sales, service and research and development	30,152

Taichung, Taiwan	Manufacturing and sales	28,000

Rodalben, Germany	Distribution and service	10,059

Baxter, Minnesota	Sales and service	9,333

Manufacturing and backlog
We manufacture and complete final assembly on our products. By controlling the manufacturing process of our products, we are able to maintain our strict quality standards, customize our machines and processes for the specific requirements of our products, and quickly respond to feedback we receive on our products in development and otherwise. Furthermore, manufacturing our own products enables us to adjust our labor and production inputs to meet seasonal demands and the customized requirements of some of our customers.
Although we currently manufacture most of our suspension products at our California facilities, we are in the process of transitioning the majority of our mountain bike products manufacturing operations to our new facility in Taichung, Taiwan, with the final completion of the transition scheduled for 2015. In connection with our transition, we expect to utilize suppliers who are located closer to our facility in Taichung, Taiwan for a number of materials and components. We currently have limited manufacturing operations at our Taiwan facility, where we presently manufacture our adjustable seat post and other select mountain bike products. During the transition period, we intend to manufacture mountain bike suspension products at both our facility in Watsonville, California and in Taichung, Taiwan, thereby providing us with dual manufacturing facilities and reducing the risk of interruptions. In addition, during the transition period, we intend to train certain of our Taichung employees at our Watsonville facility as a way to help us maintain our quality controls. We believe that the orderly transition of the majority of our mountain bike manufacturing operations from California to our new facility in Taiwan should enable us to maintain our strict quality control standards, meet product demand requirements and relocate the majority of the manufacturing of our products for mountain bikes to a location that is geographically close to a number of our mountain bike OEMs, many of which are located in Taiwan. We estimate that our sales to mountain bike OEMs located in Taiwan represented approximately 50% of our total sales to mountain bike OEMs in the year ended December 31, 2013.
Once the transition of the majority of our mountain bike product manufacturing operations is complete, we anticipate converting the Watsonville facility primarily to the manufacturing of powered vehicle suspension products. We believe that this conversion process will help us to increase our manufacturing capacity for our powered vehicle products, which should help us to reduce our lead time to our powered vehicle OEMs.
We had approximately $22.4 million and $30.6 million in firm backlog orders at December 31, 2013 and 2012, respectively. The reduction in 2013 backlog, as compared to 2012, was largely due to change in our year-end production shutdown which occurred in late December of fiscal 2012 and resulted in higher backlog as of year-end. This shutdown did not recur in 2013.
Competition
The markets for suspension products are highly competitive. We compete with other companies that produce suspension products for sale to OEMs, dealers and distributors, as well as with OEMs that produce their own line of suspension products for their own use. Some of our competitors may have greater financial, research and development or marketing resources than we do. Competition in the high-end segment of the suspension products market revolves around technical features, performance, product design, innovation, reliability and durability, brand, time to market, customer service and reliable order execution. While the pricing of competing products is always a factor, we believe the high-performance of our products helps justify our premium pricing. We compete with several large suspension providers and numerous small manufacturers that provide branded and unbranded products across all of our product lines. These competitors can be divided into the following categories:
Mountain bikes
Within the market for mountain bike suspension products, we compete with several companies that manufacture front and rear suspension products, including RockShox (a subsidiary of SRAM Corporation), X-Fusion Shox (a wholly-owned subsidiary of A-Pro), Manitou (a subsidiary of HB Performance Systems), SR Suntour, DT Swiss (a subsidiary of Vereinigte Drahtwerke AG), Marzocchi (Tenneco), Cane Creek Cycling, DVO Suspension and Bos-Mountain Bike Suspensions.
Powered vehicles
Within the market for powered vehicle suspension products, we compete with several companies in different submarkets. We believe a significant competitor for suspension products in the snowmobile market is KYB (Kayaba Industry Co., Ltd.). Other suppliers of suspension products for snowmobiles include Öhlins Racing AB, Walker Evans Racing, Works Performance Products, Inc. and Penske Racing Shocks / Custom Axis, Inc. In the ATV and Side-by-Side markets, outside of captive OEM suppliers, we compete with ZF Sachs (ZF Friedrichshafen AG) and Walker Evans Racing for OEM business and Elka Suspension Inc., Öhlins Racing AB, Works Performance Products and Penske Racing Shocks / Custom Axis, Inc. for aftermarket business. In the market for off-road and specialty vehicle suspension products, we believe our two biggest competitors are ThyssenKrupp Bilstein Suspension GmbH (commonly known as Bilstein) and King Shock Technology, Inc. (commonly known as King Shock). Other competitors include Icon Vehicle Dynamics, Sway-A-Way, Pro Comp USA Suspension and Rancho (Tenneco).
Government regulation
Environmental
Our manufacturing operations, facilities and properties in the United States and Taiwan are subject to evolving foreign, international, federal, state and local environmental and occupational health and safety laws and regulations, including those governing air emissions, wastewater discharge and the storage and handling of chemicals and hazardous substances. If we fail to comply with such laws and regulations, we could be subject to significant fines, penalties, costs, liabilities or restrictions on operations, which could negatively affect our financial condition.
We believe that our operations are in compliance, in all material respects, with applicable environmental and occupational health and safety laws and regulations, and our compliance with such laws and regulations has not had, nor is it expected to have, a material impact on our earnings or competitive position. However, new requirements, more stringent application of existing requirements or the discovery of previously unknown environmental conditions could result in material environmental related expenditures in the future.
Employment
We are also subject to numerous foreign, federal, state and local government laws and regulations governing our relationships with our employees, including those relating to minimum wage, overtime, working conditions, hiring and firing, non-discrimination, work permits and employee benefits. We believe that our operations are conducted in compliance, in all material respects, with such laws and regulations.

Consumer safety
We are subject to the jurisdiction of the United States Consumer Product Safety Commission, or the CPSC, and other federal, state and foreign regulatory bodies. Under CPSC regulations, a manufacturer of consumer goods is obligated to notify the CPSC, if, among other things, the manufacturer becomes aware that one of its products has a defect that could create a substantial risk of injury. If the manufacturer has not already undertaken to do so, the CPSC may require a manufacturer to recall a product, which may involve product repair, replacement or refund. During the past three years, we initiated one voluntary product recall. For additional information, see “Risk factors.”
Legal proceedings
From time to time we are involved in legal proceedings incidental to our business, in particular intellectual property related disputes, product liability claims, as well as other litigation of a non-material nature in the ordinary course of business. In connection with ASC 450, Contingencies, we have not accrued for material loss contingencies relating to any legal proceedings because we believe that, although unfavorable outcomes in proceedings may be possible, they are not considered by our management to be probable and reasonably estimable. We believe that the outcome of any such pending matters, either individually or in the aggregate, will not have a material impact on our business or financial condition.
Government contracts
No material portion of the business is subject to renegotiation of profits or termination of contracts or subcontracts at the election of the U.S. government.
Financial information about segments and geographic areas
We operate in one reportable segment, high-performance suspension products. Additional information about our product segment and certain geographic information is available in Note 14, Segment and Geographic Areas, of the notes to consolidated financial statements included in our 2013 Form 10-K, which is incorporated by reference in this prospectus.

Management
Executive officers and directors
The following table provides the names, ages and positions of our executive officers and directors as of
May 31, 2014:

Name	Age	Class	Position
Executive Officers:
Larry L. Enterline	61	Class III	Director and Chief Executive Officer
Zvi Glasman	50	-	Chief Financial Officer and Treasurer
John Boulton	52	-	Senior Vice President, Office of Strategic Business Development
Mario Galasso	48	-	President, Business Divisions
Bill Katherman	55	-	Senior Vice President, Global Operations

Non-Employee Directors:
Elias Sabo	43	Class III	Director and Chairman of the Board of Directors
Robert C. Fox, Jr.	74	Class III	Director
Joseph Hagin	58	Class I	Director
Dudley Mendenhall	59	Class I	Lead Independent Director
Carl Nichols	58	Class II	Director
Ted Waitman	64	Class II	Director
Executive officers
Larry L. Enterline was named our Chief Executive Officer in May 2013 and appointed a director in June 2013. Prior to Mr. Enterline’s appointment as our Chief Executive Officer and director, Mr. Enterline served as Chief Executive Officer and director of our wholly owned operating subsidiary, Fox Factory, Inc., or our Subsidiary, since March 2011. Since April 2010, Mr. Enterline has served as the Chief Executive Officer of Vulcan Holdings, Inc., his private investment holding and consulting services company. From January 2006 to April 2010, Mr. Enterline was Chief Executive Officer of COMSYS IT Partners, Inc., an IT staffing and solutions company. Since October 2005, Mr. Enterline has served on the board of directors of Concurrent Computer Corporation (NASDAQ: CCUR), a provider of software, hardware and professional services for the video market and the high-performance, real-time market. From April 2005 to September 2011, Mr. Enterline served on the board of directors of Raptor Networks Technology, Inc., now known as Mabwe Minerals Inc. (PINK: MBWE), which, at the time of Mr. Enterline’s membership on the board, was engaged in the data network switching industry. From 1989 to 2000, Mr. Enterline served in various management roles, including Senior Vice President of Worldwide Sales and Service Organization, at Scientific-Atlanta, Inc., a Georgia-based manufacturer of cable television, telecommunications and broadband equipment. Mr. Enterline earned a BSEE in Engineering from Case Western Reserve University in 1974, and an MBA from Cleveland State University in 1988. We believe that Mr. Enterline’s current position as our Chief Executive Officer and as Chief Executive Officer of our Subsidiary, service on other public company boards and leadership experience give him the qualifications and skills to serve as our director.
Zvi Glasman first joined us in January 2008 as Chief Financial Officer of our Subsidiary, initially as a consultant until his employment under the same title in September 2008. In August 2013, we engaged Mr. Glasman to serve directly as our Chief Financial Officer, in addition to his existing position with our Subsidiary. Prior to joining our Subsidiary, Mr. Glasman served as Chief Financial Officer of Motive Eyewear, Inc., an eyewear supplier, from 2005 until 2008. From 2003 to 2005, he was Chief Financial Officer at Marshall & Swift, a software company focused on providing valuation solutions to the insurance and real estate industries, and from 2001 to 2003, he served as Chief Financial Officer of RealTimeImage Inc. (RTI), an Internet infrastructure company providing imaging products and services for the graphic arts and medical communities. Mr. Glasman is an inactive certified public accountant. He earned a BS in Finance from Pennsylvania State University in 1985.
John Boulton has served as Senior Vice President, Office of Strategic Business Development since February 2014. Prior to serving in this role, Mr. Boulton served as our Senior Vice President - Global Operations since January 2011. Prior to joining our Subsidiary, Mr. Boulton served as Vice President, Operations of Utilimaster Corporation, a producer of walk-in vans and delivery trucks, from 2007 until 2010. From September 1985 to June 2004 he worked for General Electric Company in various management positions, most recently under the title Vice President of Operations for

Fleet Services, GE Capital. Mr. Boulton earned a BSEE in Electrical Engineering from Reading College of Technology in 1983.
Mario Galasso has served as President, Business Divisions since February 2014. Prior to serving in this role, Mr. Galasso, served as our Senior Vice President - Business Units since January 2013. Prior to that, Mr. Galasso served as the Corporate Senior Vice President from January 2012 to January 2013 and Vice President and General Manager - Bicycle Division from 2003 to January 2012. Mr. Galasso earned a BSME in Engineering from Worcester Polytechnic Institute in 1988.
Bill Katherman has served as Senior Vice President, Global Operations since February 2014. Prior to this role, Mr. Katherman served as our Vice President, Supply Chain since September 2012. Prior to joining us, Mr. Katherman served as Managing Director of Cisco Systems Video Technology, a producer of Cable Television Set-top Boxes, based in Shanghai, China from 2009 to 2012. From 1996 to 2008, Mr. Katherman served in various management roles, including Vice President and Managing Director of Asia Operations, based in Shanghai, China for Scientific-Atlanta, Inc., a Georgia-based manufacturer of cable television, telecommunications and broadband equipment. Mr. Katherman is a graduate of General Electric’s Financial Management Program and earned a BS in Business Administration from the University of Kansas in 1980.
Non-employee directors
Elias Sabo has served as a director of our company since December 2007. Mr. Sabo served as our President from January 2008 until June 2013. Since 1998, Mr. Sabo has served as a founding partner at Compass Group Management LLC, the manager of Compass Diversified Holdings (NYSE: CODI), our Sponsor’s parent, and other alternative asset vehicles. Prior to joining our Sponsor, Mr. Sabo worked in the acquisition department of Colony Capital, LLC, a Los Angeles-based real estate private equity firm, from 1992 to 1996, and as a healthcare investment banker for CIBC World Markets (formerly Oppenheimer & Co.) from 1996 to 1998. Mr. Sabo also serves on the boards of directors of several private companies. Mr. Sabo earned a BS in Business from Rensselaer Polytechnic Institute in 1992. Mr. Sabo brings to our board of directors business leadership experience, an extensive understanding of investment activities, and public company experience with respect to governance and risk management. His in-depth investment experience with our Sponsor enables him to advise our board of directors on various strategic and business matters.

Robert C. Fox, Jr. is the founder of our Subsidiary and has served as a director of our company since January 2008. He served as Chief Executive Officer of our Subsidiary from its inception in February 1978 until January 2008. From January 2008 to June 2009, he served as Chief Engineering Officer of our Subsidiary. Mr. Fox earned a BS in Physics from Santa Clara University in 1961, and an MBA from Santa Clara University in 1968. As the founder of our Subsidiary, Mr. Fox brings a deep understanding of our history, culture and technology to our board of directors, which enables him to advise our board of directors on all aspects of our business, while bringing historic knowledge and continuity to our board of directors.
Joseph Hagin joined us as a director of our Subsidiary in January 2009. In anticipation of this offering, he was appointed to serve directly as a member of our board of directors in June 2013. Mr. Hagin has served as senior partner at Command Consulting Group, an international security and intelligence consulting firm since January 2009. From September 2008 to August 2010, he was the Chairman of S Mobile Corporation, a technology company. Mr. Hagin served as White House Deputy Chief of Staff for President George W. Bush from January 2001 until August 2008. Mr. Hagin earned a BA in English from Kenyon College in 1979. Mr. Hagin’s executive management experience and expertise brings a unique perspective to our board of directors and enables him to provide insight with respect to the management of our company.
Dudley Mendenhall joined us as a director of our Subsidiary in February 2012. He was appointed to serve directly as a member of our board of directors in June 2013. Mr. Mendenhall also serves as the Lead Independent Director on our board of directors. Since July 2012, Mr. Mendenhall has been an independent consultant providing financial advisory services. From January 2011 to July 2012, he was Vice President, Strategy, Planning and Operations in the office of Strategy and Technology at Hewlett-Packard Company. From March 2009 to August 2010, Mr. Mendenhall served as Chief Financial Officer of Solera Holdings, Inc., a provider of software and services to the automobile insurance claims processing industry. From September 2007 to March 2009, Mr. Mendenhall was Chief Financial Officer of Websense, Inc., a company providing integrated web, data and email security solutions. From April 2003 to September 2007, Mr. Mendenhall was Senior Vice President and Chief Financial Officer of K2, Inc., an international sporting equipment manufacturer. Mr. Mendenhall holds a BA in economics from Colorado College. Mr. Mendenhall’s experience as a chief financial officer at public companies, and background in finance and accounting, assists our board of directors with financial review and risk management obligations.

Carl Nichols joined us as a director of our Subsidiary in May 2008. He was appointed as a director of our company in June 2013. Since 2003, Mr. Nichols has served as Chief Executive Officer of david ID, LLC, a strategic brand consulting company. He also serves on the boards of directors of several private companies. Mr. Nichols has also served as a business council member of Solera Capital, LLC, an investment firm, since 2007. Mr. Nichols earned a BA in Economics from the University of California, Santa Cruz in 1978. Mr. Nichols’ experience with strategic consulting, serving on the boards of companies and advising the portfolio companies of Solera Capital, LLC give him the qualifications and skills to serve as our director.
Ted Waitman has served as a director of our company since June 2013. Since 1978, Mr. Waitman has held various leadership positions, including serving as President and Chief Executive Officer since 1996 and as a director since 2003, at CPM Holdings, Inc., a designer and manufacturer of process equipment for the animal feed and oilseed processing industries. From 2006 to 2008, he served as an independent director of our Sponsor. Mr. Waitman was also previously a director of the American Feed Industry Association and president of the Process Equipment Manufacturers’ Association. Mr. Waitman earned a BS in Industrial Engineering from the University of Evansville. Mr. Waitman’s various leadership positions and extensive management and operating experience qualifies him to serve on our board of directors.

Certain Relationships and Related Party Transactions
In addition to the director and executive officer compensation arrangements discussed under “Director Compensation” and “Executive Compensation” in our 2013 Form 10-K, the following is a summary of material provisions of transactions occurring since January 1, 2011, of which we have been a party and in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, beneficial holders of more than 5% of our capital stock, or entities affiliated with them, have had or will have a direct or indirect material interest.
Our Sponsor
Compass Group Diversified Holdings LLC, our Sponsor, was a selling stockholder in our IPO and is a selling stockholder in this offering. Our Sponsor is managed by CGM. CGM also provides services to us, including the services as described in “Management Services Agreement” below. In addition, one of our directors, Elias Sabo, owns a portion and is the sole manager of CGM and prior to the IPO provided services to us.
Management Services Agreement
Under a Management Services Agreement between Fox Factory, Inc. and CGM, CGM performed executive, financial and managerial oversight services for us until the Management Services Agreement was terminated in connection with our IPO in August 2013. During the years ended December 31, 2011, 2012 and 2013, CGM received a management fee of $0.5 million, $0.5 million and $0.3 million, respectively, plus reimbursement of reasonable expenses incurred in connection with the provision of services to us. The Management Services Agreement provided our Sponsor with customary exculpation and indemnification protections. The exculpation and indemnification provisions survived the termination of the Management Services Agreement.
Prior Credit Facility
Prior to our IPO in August 2013, our Sponsor provided us with the Prior Credit Facility consisting of a term loan and a revolving facility. In connection with our IPO, we entered into the 2013 Credit Facility with an unaffiliated third-party lender, used $21.6 million borrowings thereunder to repay all indebtedness due under the Prior Credit Facility and terminated the Prior Credit Facility.
Recapitalization
On June 15, 2012, we engaged in a recapitalization involving our debt, outstanding stock and stock options. As discussed below, the recapitalization involved (1) borrowing additional funds from our Sponsor, (2) paying dividends to our stockholders, (3) the acceleration of the vesting of certain options, (4) the net exercise of stock options by certain officers and directors, (5) the granting of new options to certain employees, officers and directors, (6) the cancellation and re-issuance of options to two of our directors, (7) the purchase of shares of our common stock by our Sponsor from certain of our employees, officers and directors, and (8) the purchase of shares of our common stock by certain of our employees, officers and directors from us. All purchases of common stock (other than purchases under pre-existing options) and grants of new options occurred at the same price per share.
Credit facility and dividends
In connection with our recapitalization, we entered into an amendment to our Prior Credit Facility with our Sponsor. Among other changes, the amendment provided for a $60.0 million term loan and increased the revolver commitment by $2.0 million to $30.0 million. Borrowings under our Prior Credit Facility in large part enabled us to fund a $67.0 million cash dividend to our stockholders in June 2012, approximately $62.3 million of which was issued to the following directors, executive officers and beneficial holders of more than 5% of our voting stock in the following respective amounts: our Sponsor, $50.7 million; Robert C. Fox, Jr., $9.3 million; Mario Galasso, $1.1 million; Zvi Glasman, $0.8 million; John Boulton, $0.03 million; Larry L. Enterline, $0.3 million; Carl Nichols, $0.04 million; and Joseph Hagin, $0.03 million.
Exercise of options and new option grants
At the time of our recapitalization, we accelerated the vesting of certain options and certain of our option holders exercised outstanding options on a net exercise basis (by paying their exercise price and applicable tax withholdings by receiving fewer shares upon exercise). Our participating directors and executive officers received an aggregate of 1,023,245 shares of our common stock upon exercise, with an aggregate value of approximately

$7.3 million, as follows: Mario Galasso (331,653 shares); Zvi Glasman (398,169 shares); John Boulton (22,574 shares); Larry L. Enterline (224,214 shares); Carl Nichols (26,848 shares) and Joseph Hagin (19,787 shares). We also granted new options to certain of our employees, officers and directors at such time. Our participating directors and executive officers received options to purchase an aggregate of 879,158 shares of our common stock, with an exercise price of $5.16 per share, as follows: Mario Galasso (105,720 shares); Zvi Glasman (106,231 shares); John Boulton (65,726 shares); Larry L. Enterline (592,191 shares); Joseph Hagin (4,645 shares) and Dudley Mendenhall (4,645 shares).
Cancellation and issuance of director options
As part of our recapitalization, to reflect the reduced value of our common stock caused by our cash dividend, we cancelled 4,645 outstanding options held by each of our directors, Joseph Hagin and Dudley Mendenhall, each with an exercise price of $7.34 per share, and issued them the same number of replacement options, each at an exercise price of $5.16 per share. In addition, Carl Nichols, one of our directors, was paid a cash bonus of $13,020 to compensate him for the loss in value on his outstanding options.
Purchases and sales of common stock
In connection with our recapitalization, our Sponsor purchased shares of our common stock from our employees, officers and directors. Our participating directors and executive officers sold an aggregate of 537,703 shares of our common stock to our Sponsor at a sales price of $7.13 per share, as follows: Mario Galasso (331,653 shares); Zvi Glasman (107,206 shares); John Boulton (22,574 shares); Larry L. Enterline (64,565 shares); Carl Nichols (6,735 shares) and Joseph Hagin (4,970 shares). In addition, we sold an aggregate of 248,507 and 16,907 shares of our common stock to our executive officers Mario Galasso and John Boulton, respectively, at a purchase price of $7.13 per share. In December 2012, our Sponsor purchased an aggregate of an additional 9,011 and 10,776 shares of our common stock from our executive officers Mario Galasso and Zvi Glasman, respectively, at a purchase price of $6.20 per share, to cover additional taxes owed by such executive officers in connection with our recapitalization.
Stockholders’ Agreement
In connection with our Sponsor’s acquisition of a majority interest in us in January 2008, we entered into a stockholders’ agreement with our Sponsor and certain other stockholders, including executive officers, which was amended in May 2013 and terminated at the closing of our IPO. The stockholders’ agreement contained provisions relating to (i) restrictions on transfer of shares, which generally prohibited stockholders from transferring shares of our common stock, other than in connection with a tag along right, a drag along transaction, our exercise of a call right following the resignation of an officer or director on less than 90 days’ notice to us, or otherwise in limited circumstances such as to affiliates or for estate planning purposes, (ii) tag along rights in connection with certain sales of shares by our Sponsor, (iii) drag along rights in favor of our Sponsor in connection with any sale of at least a majority of the shares held by our Sponsor, (iv) preemptive rights, and (v) prohibitions on certain stockholders (other than our Sponsor and other institutional owners) from competing with us, or soliciting our customers or employees, while such persons are our stockholders until one year after the final disposition of such person’s shares.
Registration Rights Agreement
We entered into a registration rights agreement with our Sponsor and certain other stockholders, which was most recently amended and restated in May 2013. The registration rights agreement provides our stockholders and their permitted transferees with certain demand registration rights in respect of the shares of our common stock held by them. This offering is being conducted in accordance with the exercise of demand registration rights by the selling stockholders. In addition, in the event that we register additional shares of our common stock for sale to the public following our IPO, we will be required to give notice of such registration to our Sponsor and the other stockholders party to the agreement of our intention to effect such a registration, and, subject to certain limitations, our Sponsor and such holders will have piggyback registration rights providing them with the right to require us to include shares of our common stock held by them in such registration. We are required to bear the registration expenses, other than underwriting discounts and commissions and fees and disbursement of counsel for the selling stockholders, associated with this offering and any other registration of shares described above. For a more complete description of our registration rights agreement, see “Description of Capital Stock-Registration rights”.

Real Property Leases
Under a triple net lease dated July 1, 2003, we rent our Watsonville, California manufacturing and office facilities from Robert C. Fox, Jr., the founder of Fox Factory, Inc., and a minority stockholder of our company. Under this lease we paid Mr. Fox $1.1 million, $1.1 million and $1.2 million during the years ended December 31, 2011, 2012 and 2013, respectively. The lease ends on June 30, 2018, and is subject to annual adjustments for cost-of-living based upon the Consumer Price Index. Under a sublease dated January 1, 2012 and sublease Addendum dated June 28, 2013, we sublease approximately 3,665 square feet of space on the first floor of the building of our headquarters, 915 Disc Drive, Scotts Valley, California, to Mr. Fox. These premises are permitted to be used for research and development and office space. Under this sublease, Mr. Fox pays rent in the amount of $5,000 per month, subject to proration in the event Mr. Fox occupies subleased premises for less than a month.
Loan
In June 2012, Fox Factory, Inc. provided a one-time loan to John Boulton for personal reasons in the amount of $150,000. Mr. Boulton received a bonus from us in the amount of $251,095 in April 2013 in recognition of his outstanding service to our company, the after-tax net proceeds of which were used to repay the loan in full ($150,000 of such payment represented the outstanding principal amount under the loan and $380 of such payment represented interest accrued on such principal amount). This loan is no longer outstanding.
Vendor Relationship
During the years ended December 31, 2010 and 2011, Staffmark Holdings, Inc., or Staffmark, provided temporary staffing services to our company in the amounts of $6.5 million and $7.1 million, respectively. Our Sponsor owned a majority of Staffmark from 2000 until October 2011, when it sold its interest in Staffmark.
Information Sharing and Cooperation Agreement.
In connection with our IPO, we entered into an Information Sharing and Cooperation Agreement, or the Information Agreement, with Compass Diversified Holdings, on behalf of itself and our Sponsor. Under the Information Agreement, the parties agreed to share certain information with each other, refrain from changing their respective fiscal year without the consent of the other party, refrain from making or adopting certain changes to their accounting estimates or accounting policies and principles and consult and cooperate with each other as to the timing of certain SEC filings, earnings releases, press releases and other public disclosures. Subject to its terms, under the Information Agreement we also agreed to select the same registered public accounting firm as our Sponsor; maintain appropriate disclosure controls and procedures and internal controls over financial reporting; prepare and deliver to our Sponsor certain financial information and reports, including reports to be filed with the SEC. The majority of our obligations in the Information Agreement terminate at such time as our Sponsor is no longer required to consolidate our results of operations and financial position while our remaining obligations terminate at such time as our Sponsor is no longer required to account for its investment in us under the equity method of accounting.
Directed Share Program
In connection with our IPO, shares of our common stock were offered to certain of our business associates, officers, directors, employees and certain of their family members, as part of a directed share program. Mr. Hagin purchased 10,000 shares of our common stock through the directed share program for an aggregate purchase price of $150,000, or $15.00 per share.
Limitation of Liability and Indemnification of Officers and Directors
Our Amended and Restated Certificate of Incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which they derived an improper personal benefit.
Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL.
Further, we have entered into indemnification agreements with each of our directors and executive officers and selected advisors that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements require us, among other things, to indemnify our directors and executive officers and such advisors against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by such individuals in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers and as our advisors.
The limitation of liability and indemnification provisions included in our Amended and Restated Certificate of Incorporation and in indemnification agreements that we entered into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.
We have obtained insurance under which, subject to the limitations of the insurance policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.
Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.
The underwriting agreement provides for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act or otherwise.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Policies and Procedures for Related Party Transactions
Our board of directors has adopted a written related person transaction policy, which sets forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships in which we were or are to be a participant, the amount involved exceeds $120,000, and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by us of a related person. As provided by our Nominating and Corporate Governance Committee Charter, our Nominating and Corporate Governance Committee is responsible for reviewing and approving in advance any related party transaction.

Principal and Selling Stockholders
The following table sets forth certain information with respect to the beneficial ownership of our common stock as of May 31, 2014, and the beneficial ownership of our common stock as adjusted to reflect the sale of common stock in this offering, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our current directors and executive officers as a group;

•	each person, or group of affiliated persons, known by us to be the beneficial owner of more than five percent of any class of our voting securities; and

•	each selling stockholder.
We have determined beneficial ownership in accordance with the rules of the SEC. We have deemed shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of May 31, 2014 to be outstanding and to be beneficially owned by the person holding the option for the purpose of computing the percentage ownership of that person, but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.
We have based percentage ownership of our common stock before this offering on 36,657,826 shares of our common stock outstanding as of May 31, 2014.
Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Fox Factory Holding Corp., 915 Disc Drive, Scotts Valley, CA 95066. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable.

	Shares beneficially owned before this offering		Shares being offered		Shares beneficially owned after this offering
Beneficial owner name	Number	%	Excluding exercise of option to purchase additional shares	Including exercise of option to purchase additional shares	Excluding exercise of option to purchase additional shares		Including exercise of option to purchase additional shares
					Number	%	Number	%
Greater than 5% stockholders:
Compass Group Diversified Holdings LLC(1)	19,575,287	53.4%				%		%

Named executive officers and directors:
Larry L. Enterline (2)	751,850	2.0%
Mario Galasso (3)	570,839	1.6%
Zvi Glasman (4)	399,309	1.1%
Robert C. Fox, Jr. (5).	3,583,264	9.8%				%		%
Joseph Hagin (6)	35,441	*
Dudley Mendenhall (7)	10,623	*
Carl Nichols (8)	27,962	*
Elias Sabo	—	—%
Ted Waitman (9)	1,333	*
All current executive officers and directors as a group (11 persons)(10)	5,508,901	14.7%				%		%

Other selling stockholders:
Madison Capital Funding Co-Investment Fund LP (11)	465,824	1.3%				%		%

*	Denotes beneficial ownership of less than 1%.

(1)
Compass Diversified Holdings, a Delaware statutory trust, is the parent of Compass Group Diversified Holdings, LLC. Compass Group Diversified Holdings LLC, as the sponsor of Compass Diversified Holdings, beneficially owns our shares of common stock. Compass Group Diversified Holdings LLC’s address is Sixty One Wilton Road, Second Floor, Westport, CT 06880. All shares of our common stock beneficially owned by Compass Group Diversified Holdings LLC, or our Sponsor, have been pledged to our Sponsor’s lenders as security under our Sponsor’s credit facility with a group of lenders led by Bank of America, N.A., as administrative agent.

(2)
Consists of 159,659 shares of our common stock held by Vulcan Holdings, Inc.; and options to purchase 592,191 shares of our common stock held by Vulcan Holdings, Inc. Mr. Enterline is the Chief Executive Officer and owns all of the capital stock of Vulcan Holdings, Inc. He is also the Chief Executive Officer of our company and serves on our board of directors

(3)	Consists of 465,119 shares of our common stock held directly by Mr. Galasso and options to purchase 105,720 shares of our common Stock. Mr. Galasso is our President, Business Divisions.

(4)
Consists of 200,178 shares of our common stock held directly by Mr. Glasman; 92,900 shares of our common stock held by the Zvi & Marlise Glasman Family Trust, of which Mr. Glasman is a trustee; and options to purchase 106,231 shares of our common stock. Mr. Glasman is the Chief Financial Officer and Treasurer of our company.

(5)	Consists of 3,583,264 shares of our common stock held directly by Mr. Fox.

(6)	Consists of 26,151 shares of our common stock held directly by Mr. Hagin and options to purchase 9,290 shares of our common stock. Mr. Hagin serves on our board of directors.

(7)	Consists of 1,333 shares of our common stock held directly by Mr. Mendenhall and options to purchase 9,290 shares of our common stock. Mr. Mendenhall serves on our board of directors

(8)	Consists of 21,459 shares of our common stock held directly by Mr. Nichols and options to purchase 6,503 shares of our common stock. Mr. Nichols serves on our board of directors.

(9)	Consists of 1,333 shares of our common stock held directly by Mr. Waitman. Mr. Waitman serves on our board of directors.

(10)	Includes options to purchase 111,351 shares of our common stock and 16,929 shares of our common stock directly held by one of our other executive officers John Boulton.

(11)
Madison Capital Funding Co-Investment Fund LP is managed by its general partner, MCF Co-Investment GP LP. MCF Co- Investment GP LP is controlled by its general partner, MCF Co-Investment GP LLC, an entity wholly-owned by Madison Capital Funding LLC. Trevor Clark, K. Thomas Klimmeck, Devon Russell, Hugh Wade and Christopher Williams are Senior Managing Directors of Madison Capital Funding

LLC and members of the Executive Committee of Madison Capital Funding LLC and have voting and dispositive power over shares of our common stock. Madison Capital Funding Co-Investment Fund LP’s address is 30 South Wacker Drive, Suite 3700, Chicago, IL 60606.
Description of Capital Stock
General
The following description summarizes the most important terms of our capital stock as included in our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, or our Charter Documents. Because it is only a summary, it does not contain all of the information that may be important to you. For a complete description of the matters set forth in this “Description of capital stock,” you should refer to our Charter Documents and Rights Agreement, as defined in “-Registration Rights” below, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Our authorized capital stock consists of 90,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.001 par value per share.
As of May 31, 2014, there were 36,657,826 shares of our common stock outstanding and no shares of our preferred stock outstanding. Our board of directors is authorized, without stockholder approval except as required by the listing standards of the NASDAQ Global Select Market, to issue additional shares of our capital stock.
Common stock
Dividend rights
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine.
Voting rights
Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our Amended and Restated Certificate of Incorporation. Our Amended and Restated Certificate of Incorporation establishes a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.
No preemptive or similar rights
Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.
Right to receive liquidation distributions
If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Preferred stock
Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.
Options
As of May 31, 2014, we had outstanding options to purchase an aggregate of 2,129,986 shares of our common stock, with a weighted average exercise price of $4.94, pursuant to our 2008 Plan, 2008 Non-Statutory Plan and our 2013 Omnibus Plan. Of these options, the options to purchase an aggregate of 1,238,966 shares of our common stock were exercisable as of May 31, 2014.
Restricted Stock Units
As of May 31, 2014, we had 895,019 shares of common stock issuable upon vesting of restricted stock units granted to our directors, officers and other employees pursuant to our 2013 Omnibus Plan.
Registration rights
Our Sponsor and certain other of our stockholders (and their permitted transferees) that are party to our Amended and Restated Registration Rights Agreement dated as of May 12, 2013, or the Rights Agreement, are entitled to rights regarding the registration of their unregistered shares of our common stock under the Securities Act. This offering is being conducted in accordance with the exercise of demand registration rights by the selling stockholders.
Under the Rights Agreement, we have agreed that all expenses, other than underwriting discounts and commissions, incurred in connection with registrations, filings or qualifications effected pursuant to the Rights Agreement (but excluding the fees and disbursements of counsel to the holders of registration rights) will be borne by us. We are also obligated to indemnify the holders of registration rights and any underwriter, and the holders of registration rights are required to indemnify us, for certain liabilities in connection with offerings conducted under the Rights Agreement.
Piggyback registration rights
Pursuant to the terms of the Rights Agreement, if, subject to certain exceptions, we propose to register any of our securities under the Securities Act, either for our own account or for the account of other stockholders, we are required to give prompt written notice of such registration to our stockholders who are a party to the Rights Agreement. Upon the written request of such stockholders, we will, subject to certain limitations, use commercially reasonable efforts to cause to be registered under the Securities Act all registrable securities that our stockholders have requested to be registered. The underwriters of any underwritten offering will have the right to limit, due to marketing reasons, the number of shares registered to the amount that the underwriters determine in their sole discretion will not jeopardize the success of the offering.
Registration rights
Stockholders who are a party to the Rights Agreement can request that we register all or a portion of their registrable securities. As soon as practicable after receiving such request, we will effect such registration unless: (1) such registration of registrable securities on Form S-3 (or if Form S-3 is not permitted for such registration, then pursuant to Form S-1) would become effective prior to 90 days following the effective date of a registration initiated by us, subject to certain exceptions; (2) such stockholders propose to sell shares of our common stock or other securities at an aggregate price to the public (before deduction of any underwriters’ discounts or commissions) of less than $10.0 million with respect to a Form S-3 registration or $30.0 million with respect to a Form S-1 registration; (3) such registration is to remain effective for a period exceeding 180 days from the effective date thereof; or (4) within the 12 month period preceding the date of such request, we have already effected two registrations for our stockholders under the Rights Agreement.
Additionally, we will have the right to delay the filing of or suspend the use of a registration statement under certain circumstances when we are in possession of material non-public information.
Expiration of registration rights
The registration rights expire as to a holder in May 2018 or earlier if a holder no longer holds “registrable securities” as defined in the Rights Agreement.

Anti-takeover provisions
The provisions of Delaware law, and our Charter Documents, which are summarized below, may have the effect of delaying, deferring, or discouraging another person from acquiring control of our company. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. However, these provisions could have the effect of delaying, discouraging or preventing attempts to acquire us, which could deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.
Delaware law
We are governed by the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales, or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.
Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw provisions
Our Charter Documents include a number of provisions that could deter hostile takeovers or delay or prevent changes relating to the control of our board of directors or management team, including the following:

•
Board of directors vacancies.    Our Charter Documents authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors and promotes continuity of management.

•
Classified board.    Our Charter Documents provide that our board of directors is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.

•
Stockholder action; special meeting of stockholders.    Our Amended and Restated Certificate of Incorporation provides that our stockholders may take action by written consent, but only until the date that our Sponsor and its affiliates no longer collectively beneficially own (as determined pursuant to Rule 13d-3 under the Exchange Act), directly or indirectly, at least a majority of the voting power of all then outstanding shares of our capital stock, or the Trigger Date. From and after the Trigger Date, our stockholders may not take action by written consent and may only take action at annual or special meetings of our stockholders. In addition, our Amended and Restated Bylaws provide that special meetings of our stockholders may be called only by our board of directors, our Chairperson of the board of directors, our Lead Director (if we do not have a Chairperson or the Chairperson is disabled), our Chief Executive Officer or our President (in the absence of a Chief Executive Officer) or, until the Trigger Date, our Sponsor, thus prohibiting a stockholder from calling a special meeting (other than, prior to the Trigger Date, the Sponsor). These provisions could delay the ability of our stockholders (other than, prior to the Trigger Date, our Sponsor) to force consideration of a proposal or take action, including the removal of directors.

•
Advance notice requirements for stockholder proposals and director nominations.    Our Amended and Restated Bylaws provides advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our Amended and Restated Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•
No cumulative voting.    The DGCL provides that stockholders may cumulate votes in the election of directors if the corporation’s certificate of incorporation allows for such mechanism. Our Amended and Restated Certificate of Incorporation does not permit cumulative voting.

•	Directors removed only for cause. Our Amended and Restated Certificate of Incorporation provides that stockholders may remove directors only for cause.

•
Issuance of undesignated preferred stock.    Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.

•
Amendment of Charter Document provisions.    Until the Trigger Date, any amendment or repeal of the above provisions in our Charter Documents, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, powers and preferences thereto, will require approval by holders of at least a majority of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors. From and after the Trigger Date, any amendment or repeal of the above provisions in our Charter Documents, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, powers and preferences thereto, will require approval by holders of at least two-thirds of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors.

Choice of forum
Our Amended and Restated Certificate of Incorporation provides that, with certain limited exceptions, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of our company owed to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our Charter Documents, (iv) any action to interpret, apply, enforce or determine the validity of our Charter Documents, or (v) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have received notice of and consented to the foregoing provisions. The enforceability of similar choice of forum provisions in other companies’ charters has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.
Transfer agent and registrar
The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, Massachusetts 02021.
Listing
Our common stock is listed on the NASDAQ Global Select Market under the symbol “FOXF.”

Shares Eligible for Future Sale
We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Upon the completion of this offering, based on the number of shares of our capital stock outstanding as of May 31, 2014, we will have a total of 36,657,826 shares of our common stock outstanding. Of these outstanding shares, all of the 9,857,143 sold in our IPO and the shares (or shares if the underwriters exercise their option to purchase additional shares in full) sold in this offering will be freely tradable, except that any shares purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.
After this offering, and assuming no exercise of the underwriters’ over-allotment option, approximately million of our shares of common stock held by existing shareholders who are affiliates will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. These restricted securities are subject to the lock-up agreements described below.
Lock-up agreements
We, the selling stockholders, our executive officers and directors have agreed or will agree that, subject to certain exceptions, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of Merrill Lynch, Pierce Fenner & Smith Incorporated and Robert W. Baird & Co. Incorporated, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. Merrill Lynch, Pierce Fenner & Smith Incorporated and Robert W. Baird & Co. Incorporated may, in their discretion, and with our consent, release any of the securities subject to these lock-up agreements at any time.

Rule 144
In general, under Rule 144 of the Securities Act, as currently in effect, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 366,578 shares as of immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.
Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Registration statement on Form S-8
After the completion of our IPO, we filed a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock reserved for issuance under our 2008 Plan, 2008 Non-Statutory Plan and our 2013 Omnibus Plan. The registration statement on Form S-8 became effective immediately upon filing, and shares covered by the registration statement are eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable lock-up agreements and market standoff agreements.
As of May 31, 2014, options to purchase a total of 2,129,986 shares of our common stock pursuant to our 2008 Plan, 2008 Non-Statutory Plan and 2013 Omnibus Plan were outstanding, of which options to purchase 1,238,966 shares were exercisable.

As of May 31, 2014, we had 895,019 shares of common stock issuable upon the vesting of restricted stock units granted to our directors, officers and other employees pursuant to our 2013 Omnibus Plan.
Registration rights
Pursuant to the Rights Agreement, the holders of up to approximately shares of our common stock, excluding the shares of our common stock being offering in this prospectus, or their permitted transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. If the offer and sale of these shares is registered, the shares will be freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, and a large number of shares may be sold into the public market. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See the section entitled “Description of capital stock-Registration rights” for a description of these registration rights.
Material U.S. Federal Income Tax Consequences to Non-U.S. holders
This section summarizes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock by a non-U.S. holder as of the date hereof. For purposes of this section, a “non-U.S. holder” means a beneficial owner of our common stock (other than a partnership) that is not for U.S. federal income tax purposes any of the following:

•	An individual citizen or resident of the United States;

•
A corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	An estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
A trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder, nor does it address any estate or gift tax consequences or the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for U.S. federal income tax purposes). Except where noted, this section deals only with common stock that is held as a capital asset. This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis, which may result in U.S. federal income tax consequences different from those summarized below.
If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. A partner in a partnership holding the common stock should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the common stock.

You should consult a tax advisor regarding the U.S. federal tax consequences of acquiring, holding and disposing of common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign tax jurisdiction.

Distributions on common stock
If we make cash or other property distributions on shares of our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the common stock, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a non-U.S. holder’s tax basis in its shares will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “Gain on disposition of common stock” below.
Except as described below, if you are a non-U.S. holder of common stock, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished us with:

•
a valid Internal Revenue Service Form W-8BEN, Form W-8BEN-E or other applicable form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments, or

•
in the case of payments made to certain foreign intermediaries, other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by timely filing a refund claim with the United States Internal Revenue Service.
If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment maintained in the United States, we generally are not required to withhold tax from the dividends, provided that you have furnished to us a valid Internal Revenue Service Form W-8ECI or other applicable form upon which you represent, under penalties of perjury, that:

•	you are a non-United States person, and

•	the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.
“Effectively connected” dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations.
If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain on disposition of common stock
Subject to the discussion of backup withholding and withholding tax relating to foreign accounts below, if you are a non-U.S. holder, you generally will not be subject to U.S. federal income tax on gain that you recognize on a disposition of our common stock unless:

•
the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis,

•	you are an individual, you hold the common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, or

•
we are or have been a U.S. real property holding corporation for federal income tax purposes and you held, directly or indirectly, at any time during the shorter of the five year period preceding the date of disposition or your holding period of our common stock, more than 5% of the common stock and you are not eligible for any treaty exemption.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States. If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.
We have not been, are not and do not anticipate becoming a United States real property holding corporation for U.S. federal income tax purposes.
Additional withholding tax relating to foreign accounts
A 30% United States federal withholding tax may apply to any dividends paid after June 30, 2014, and the gross proceeds from a disposition of our common stock occurring after December 31, 2016, in each case paid to (i) a “foreign financial institution” (as specifically defined in the legislation), whether such foreign financial institution is the beneficial owner or an intermediary, unless such foreign financial institution agrees to verify, report and disclose its United States “account” holders (as specifically defined in the legislation) and meets certain other specified requirements or (ii) a non-financial foreign entity, whether such non-financial foreign entity is the beneficial owner or an intermediary, unless such entity provides a certification that the beneficial owner of the payment does not have any substantial United States owners or provides the name, address and taxpayer identification number of each such substantial United States owner and certain other specified requirements are met. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. You should consult your own tax advisor regarding this legislation and whether it may be relevant to your ownership and disposition of our common stock.

Backup withholding and information reporting
We must report annually to the IRS and to each non-U.S. holder the amount of distributions on our common stock paid to such holder and the amount of tax withheld, if any, with respect to those distributions. These information reporting requirements apply even if no withholding was required. This information also may be made available under a specific treaty or agreement to the tax authorities in the country in which the non-U.S. holder resides or is established.
Backup withholding may apply to distribution payments to a non-U.S. holder of our common stock and information reporting and backup withholding may apply to the payments of the proceeds of a sale of our common stock within the U.S. or through certain U.S.-related financial intermediaries, unless the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, Form W-8BEN-E or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we have or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Underwriting
The selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. Merrill Lynch, Pierce Fenner & Smith Incorporated and Robert W. Baird & Co. Incorporated are acting as joint book-running managers of this offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

Merrill Lynch, Pierce Fenner & Smith Incorporated
Robert W. Baird & Co. Incorporated
William Blair & Company, L.L.C.
Piper Jaffray & Co.
SunTrust Robinson Humphrey, Inc.
CJS Securities Inc.

Total

The underwriters are committed to purchase all of the common shares offered by the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or this offering may be terminated.
The underwriters propose to offer the common shares directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $ per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $ per share from the public offering price. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters.
The underwriters have an option to buy up to additional shares of common stock from the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.
In connection with the offering of shares of our common stock described in this prospectus, a selling stockholder may be deemed to be an “underwriter” within the meaning of the Securities Act.
The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholders per share of common stock. The underwriting fee is $ per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per share		Total
	Without option exercise	With full option exercise	Without option exercise	With full option exercise

Underwriting discounts and commissions paid by the selling stockholders	$	$	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately

$ , which will be paid by us. We have agreed to reimburse the underwriters for expenses related to clearing of this offering with the Financial Industry Regulatory Authority, Inc. (FINRA) in an amount up to $ . Such reimbursement is deemed to be underwriting compensation by FINRA.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.
We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of Merrill Lynch, Pierce Fenner & Smith Incorporated for a period of 90 days after the date of this prospectus, other than the shares of our common stock to be sold by the selling stockholders hereunder, any shares of our common stock issued upon the exercise of options granted under our existing management incentive plans and pursuant to other customary limited exceptions.
Our directors, executive officers and the selling stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 90 days after the date of this prospectus, may not, without the prior written consent of Merrill Lynch, Pierce Fenner & Smith Incorporated, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers and selling stockholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or publicly disclose the intentions to make any such offer,sale, pledge or disposition, or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock without the prior written consent of Merrill Lynch, Pierce Fenner & Smith Incorporated, other than the shares of our common stock to be sold hereunder and pursuant to other customary limited exceptions.
We and the selling stockholders have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act.
Our common stock is listed on the NASDAQ Global Select Market under the symbol “FOXF.”
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.
These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations and publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Selling restrictions
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities referred to by this prospectus in any jurisdiction in which such an offer or solicitation is unlawful.
Notice to prospective investors in the European Economic Area
In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.
to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.
Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.
The company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.
This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the company or the underwriters to publish a prospectus for such offer.
For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.
Notice to Prospective Investors in the United Kingdom
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.
Notice to Prospective Investors in Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre
This document relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this document nor taken steps to verify the information set forth herein and has no responsibility for the document. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan
The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Non-CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non-CIS Securities pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.
Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future, certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. Specifically, SunTrust Bank, an affiliate of SunTrust Robinson Humphrey, Inc., served as administrative agent and a lender under our 2013 Credit Facility and serves as administrative agent and a lender under our Amended and Restated 2013 Credit Facility, and SunTrust Robinson Humphrey, Inc. served as sole lead arranger and sole book manager under our 2013 Credit Facility and serves as sole lead arranger and sole book manager under our Amended and Restated 2013 Credit Facility. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Legal Matters
Squire Patton Boggs (US) LLP, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of common stock being offered by this prospectus. Certain legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, Palo Alto, California.

Experts
Our consolidated financial statements as of December 31, 2012 and 2013, and for each of the three years in the period ended December 31, 2013, which are incorporated in this prospectus and elsewhere in the registration statement by reference to the Annual Report on Form 10-K for the year ended December 31, 2013, have been so incorporated in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.
Sport Truck’s consolidated financial statements as of and for the year ended December 31, 2013, which are incorporated in this prospectus and elsewhere in the registration statement by reference to the Current Report on Form 8-K/A filed on May 30, 2014, have been so incorporated in reliance upon the report of Plante & Moran, PLLC, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

Additional Information
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
We are subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.ridefox.com. You may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only, which does not constitute incorporation by reference of the information contained on our website.
Incorporation by Reference
The SEC allows us to “incorporate by reference” information in this prospectus that we have filed with it. This means that we can disclose important information to you by referring you to another document already on file with the SEC.
This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC (excluding any document, or portion thereof, to the extent disclosure is furnished and not filed):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the SEC on March 11, 2014;

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014 filed with the SEC on May 7, 2014;

•	our Proxy Statement on Schedule 14A filed with the SEC on April 24, 2014; and

•
our Current Reports on Form 8-K filed with the SEC on February 24, 2014 (as amended by Form 8-K/A filed on June 17, 2014), March 6, 2014, April 1, 2014 (as amended by Form 8-K/A filed on May 30, 2014), June 9, 2014 and June 20, 2014.

Any statement contained in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for the purposes of this prospectus to the extent that a later statement contained in this prospectus or in any other document incorporated by reference into this prospectus modifies or supersedes the earlier statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide to each person, including any beneficial owners, to whom a prospectus is delivered, a copy of the reports and documents that have been incorporated by reference into this prospectus, at no cost. Any such request may be made by writing or telephoning us at the following address or phone number:
Fox Factory Holding Corp.
915 Disc Drive
Scotts Valley, CA 95066
Telephone: 831-274-6500
These documents can also be requested through, and are available in, the Investors section of our website, which is located at www.ridefox.com, or as described under “Additional Information” above. The reference to our website address does not constitute incorporation by reference of the information contained on our website.

shares

FOX FACTORY HOLDING CORP.
Common stock
Prospectus

BofA Merrill Lynch		Baird
William Blair	Piper Jaffray	SunTrust Robinson Humphrey
CJS Securities

, 2014
No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of the prospectus applicable to that jurisdiction.

Part II
Information not required in prospectus

Item 13.    Other expenses of issuance and distribution
The following table sets forth all expenses to be paid by Fox Factory Holding Corp. (the Registrant), other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee, and the listing fee.

SEC registration fee	$14,812
FINRA filing fee	17,750
Legal fees and expenses	225,000
Accounting fees and expenses	85,000
Custodian transfer agent and registrar fees	5,600
Miscellaneous	10,000
Total	$358,162

Item 14.    Indemnification of directors and officers
Section 145 of the Delaware General Corporation Law, or the DGCL, authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors, and other corporate agents.
The Registrant has adopted an amended and restated certificate of incorporation, which contains provisions that limit the liability of the Registrant’s directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, the Registrant’s directors will not be personally liable to the Registrant or the Registrant’s stockholders for monetary damages for any breach of fiduciary duties as directors, except for liability for the following:

•	any breach of their duty of loyalty to the Registrant or the Registrant’s stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to such amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of the Registrant’s directors will be further limited to the greatest extent permitted by the DGCL.
The Registrant’s amended and restated certificate of incorporation also provides that the Registrant will indemnify, to the fullest extent permitted by law, each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was, or has agreed to become, a director or officer of the Registrant, or is or was serving, or has agreed to serve, at the request of the Registrant, as a director, officer, incorporator, employee or agent of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity. In addition, the Registrant’s amended and restated certificate of incorporation provides that the Registrant must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.
Further, the Registrant has entered into indemnification agreements with each of its directors and executive officers and certain of its other officers that may be broader than the specific indemnification provisions provided for in the DGCL. These indemnification agreements will require the Registrant, among other things, to indemnify its directors and officers that are party to such indemnification agreements against liabilities that may arise by reason of their status or service. These indemnification agreements will also require the Registrant to advance all expenses incurred by the directors and officers that are party to such indemnification agreements in investigating or defending any such action, suit, or proceeding. The Registrant believes that these agreements are necessary to attract and retain qualified individuals to serve as directors and officers.

The limitation of liability and indemnification provisions that are included in the Registrant’s amended and restated certificate of incorporation and in indemnification agreements that the Registrant enters into with its directors and officers may discourage stockholders from bringing a lawsuit against its directors and officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against the Registrant’s directors and executive officers, even though an action, if successful, might benefit the Registrant and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that the Registrant pays the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, the Registrant is not aware of any pending litigation or proceeding involving any person who is or was one of its directors, officers, employees or other agents or is or was serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and the Registrant is not aware of any threatened litigation that may result in claims for indemnification.
The Registrant has obtained insurance under which, subject to the limitations of the insurance policies, coverage is provided to the Registrant’s directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to the Registrant with respect to payments that may be made by the Registrant to these directors and executive officers pursuant to the Registrant’s indemnification obligations or otherwise as a matter of law.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15.    Recent sales of unregistered securities
Since January 1, 2011, the Registrant has issued the following securities that were not registered under the Securities Act:
1. The Registrant granted stock options to purchase an aggregate of 3,419,928 shares of common stock at exercise prices of $5.20 per share on March 1, 2011, $5.20 per share on March 21, 2011, $5.95 per share on May 2, 2011, $6.19 per share on August 19, 2011, $7.34 per share on February 10, 2012, $7.34 per share on February 27, 2012, $5.16 per share on June 15, 2012, $6.20 per share on October 3, 2012, $6.20 per share on December 6, 2012 and $7.59 per share on March 19, 2013, in each case to employees, consultants and directors under the Registrant’s 2008 Stock Option Plan and the Registrant’s 2008 Non-Statutory Stock Option Plan.
2. The Registrant granted restricted stock units with an aggregate of 895,019 shares of common stock on August 13, 2013, November 1, 2013, April 10, 2014 and May 5, 2014, in each case to its directors, officers and other employees under the Registrant’s 2013 Omnibus Plan.
3. The Registrant issued an aggregate of 2,423,621 shares of common stock upon the net exercise of stock options on January 19, 2012 and June 15, 2012, in each case to employees, consultants and directors under the Registrant’s 2008 Stock Option Plan and the Registrant’s 2008 Non-Statutory Stock Option Plan.
4. In connection with a recapitalization transaction, the Registrant issued and sold an aggregate of 1,011,030 shares of common stock to certain of its employees for an aggregate consideration of $7,203,757 on June 15, 2012.
The offers, sales and issuances of the securities described in paragraphs 1 and 2 were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were the Registrant’s employees, directors or bona fide consultants and received the securities under the Registrant’s 2008 Stock Option Plan and the Registrant’s 2008 Non-Statutory Stock Option Plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about the Registrant.
The offers, sales and issuances of the securities described in paragraph 3 were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving any public offering. The recipients of such securities were the Registrant’s employees and represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about the Registrant.

Item 16.    Exhibits and financial statement schedules

(a) Exhibits. The following exhibits are filed herewith.

Exhibit Number	Exhibit

1.1**	Form of Underwriting Agreement

3.1
Amended and Restated Certificate of Incorporation (previously filed on September 19, 2013 as Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q (File No. 001-36040) and incorporated herein by reference).

3.2	Amended and Restated Bylaws (previously filed on September 19, 2013 as Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q (File No. 001-36040) and incorporated herein by reference).

4.1	Form of Common Stock Certificate (previously filed on July 8, 2013 as Exhibit 4.1 to the Company’s Registration Statement on Form S-1(File No. 333-189841) and incorporated herein by reference).

4.2
Amended and Restated Registration Rights Agreement, dated May 12, 2013, by and among Fox Factory Holding Corp., Compass Group Diversified Holdings LLC, Madison Capital Funding Co-Investment Fund LP and certain other stockholders listed on the signature page thereto (previously filed on July 8, 2013 as Exhibit 4.2 to the Company’s Registration Statement on Form S-1(File No. 333-189841) and incorporated herein by reference).

5.1**	Opinion of Squire Patton Boggs (US) LLP.

10.1
Revolving Credit Agreement, dated August 7, 2013 by and among Fox Factory Holding Corp., Fox Factory, Inc., SunTrust Bank and the other parties thereto (previously filed on September 19, 2013 as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (File No. 001-36040) and incorporated herein by reference).

10.2
Amended and Restated Revolving Credit and Term Loan Agreement, dated March 31, 2014 (previously filed on April 1, 2014 to the Company’s Current Report on Form 8-K (File No. 001-36040) and incorporated herein by reference).

10.3†
Employment Agreement, dated July 22, 2013, by and between Fox Factory Holding Corp. and Larry L. Enterline (previously filed on July 25, 2013 as Exhibit 10.7 to the Company’s Registration Statement on Form S-1 (File No. 333-189841) and incorporated herein by reference).

10.4†
Employment Agreement, dated July 22, 2013, by and between Fox Factory Holding Corp. and Zvi Glasman (previously filed on July 25, 2013 as Exhibit 10.8 to the Company’s Registration Statement on Form S-1 (File No. 333-189841) and incorporated herein by reference).

10.5†
Employment Agreement, dated July 22, 2013, by and between Fox Factory Holding Corp. and John Boulton (previously filed on July 25, 2013 as Exhibit 10.9 to the Company’s Registration Statement on Form S-1 (File No. 333-189841) and incorporated herein by reference).

10.6†
Employment Agreement, dated July 22, 2013, by and between Fox Factory Holding Corp. and Mario Galasso (previously filed on July 25, 2013 as Exhibit 10.10 to the Company’s Registration Statement on Form S-1 (File No. 333-189841) and incorporated herein by reference).

10.7†
Employment Agreement, dated February 20, 2014, by and between Fox Factory Holding Corp. and Bill Katherman (previously filed on June 17, 2014 as Exhibit 10.1 to the Company’s Amended Current Report on Form 8-K/A (File No. 001-36040) and incorporated herein by reference).

10.8†
Non-Employee Director Compensation Policy (previously filed on July 25, 2013 as Exhibit 10.24 to the Company’s Registration Statement on Form S-1 (File No. 333-189841) and incorporated herein by reference).

10.9
Information Sharing and Cooperation Agreement dated August 13, 2013 by and between Compass Diversified Holdings, on its behalf and on behalf of its wholly-owned subsidiary, Compass Group Diversified Holdings LLC, and Fox Factory Holding Corp., on its behalf and on behalf of its wholly-owned subsidiary, Fox Factory, Inc. (previously filed on November 6, 2013 as Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q (File No. 001-36040) and incorporated herein by reference).

10.10†
Form of Indemnification Agreement between Fox Factory Holding Corp. and certain of its directors and officers (previously filed on July 8, 2013 as Exhibit 10.1 to the Company’s Registration Statement on Form S-1 (File No. 333-189841) and incorporated herein by reference).

10.11†
Form of Indemnification Agreement between Fox Factory Holding Corp. and Elias Sabo and certain advisors (previously filed on July 8, 2013 as Exhibit 10.2 to the Company’s Registration Statement on Form S-1 (File No. 333-189841) and incorporated herein by reference).

10.12†	2008 Stock Option Plan, as amended (previously filed on July 8, 2013 as Exhibit 10.3 to the Company’s Registration Statement on Form S-1 (File No. 333-189841) and incorporated herein by reference).

10.13†
2008 Non-Statutory Stock Option Plan, as amended (previously filed on August 2, 2013 as Exhibit 10.4 to the Company’s Registration Statement on Form S-1 (File No. 333-189841) and incorporated herein by reference).

10.14†	2013 Omnibus Plan (previously filed on July 29, 2013 as Exhibit 10.5 to the Company’s Registration Statement on Form S-1 (File No. 333-189841) and incorporated herein by reference).

10.15†
Form of Restricted Stock Unit Award Agreement under 2013 Omnibus Plan (previously filed on July 25, 2013 as Exhibit 10.6 to the Company’s Registration Statement on Form S-1 (File No. 333-189841) and incorporated herein by reference).

10.16
Air Commercial Real Estate Association Standard Industrial / Commercial Single-Tenant Lease - Gross, dated October 31, 2011, by and between Fox Factory, Inc. and Sammie Rae Abitbol, LLC (previously filed on July 8, 2013 as Exhibit 10.11 to the Company’s Registration Statement on Form S-1(File No. 333-189841) and incorporated herein by reference).

10.17
Air Commercial Real Estate Association Standard Industrial / Commercial Single-Tenant-Gross, March 24, 2010, by and between Fox Factory, Inc. and Scarborough Gilbert Partners, and related addenda (previously filed on July 8, 2013 as Exhibit 10.12 to the Company’s Registration Statement on Form S-1(File No. 333-189841) and incorporated herein by reference).

10.18
Lease Agreement, dated July 1, 2003, by and between Fox Factory, Inc. and Robert C. Fox, Jr. (previously filed on July 8, 2013 as Exhibit 10.13 to the Company’s Registration Statement on Form S-1(File No. 333-189841) and incorporated herein by reference).

10.19
Lease Agreement, dated June 13, 2006, by and between Fox Factory, Inc. and Freedom Associates, LLC, and related addenda (previously filed on July 8, 2013 as Exhibit 10.14 to the Company’s Registration Statement on Form S-1(File No. 333-189841) and incorporated herein by reference).

10.20
Air Commercial Real Estate Association Standard Industrial/Commercial Multi-Tenant Lease - Net, dated April 19, 2012, by and between Fox Factory, Inc. and North Johnson Vernon Property, LLC, and related addendum (previously filed on July 8, 2013 as Exhibit 10.15 to the Company’s Registration Statement on Form S-1(File No. 333-189841) and incorporated herein by reference).

10.21
Land and Factory Lease Agreement, dated April 2, 2012, by and among Fox Factory, Inc., Hong-Ming Lee, Zhi-Ming Lee, Qing-Yu Lee, Fu-Zhong Lu, Yu-Wei Lu and Guan-Lun Lu (previously filed on July 8, 2013 as Exhibit 10.16 to the Company’s Registration Statement on Form S-1(File No. 333-189841) and incorporated herein by reference).

10.22
Sublease, dated January 1, 2012, by and between Fox Factory, Inc. and Robert C. Fox, Jr., and related addendum (previously filed on July 8, 2013 as Exhibit 10.17 to the Company’s Registration Statement on Form S-1(File No. 333-189841) and incorporated herein by reference).

10.23
Services and Secondment Agreement, as amended, dated March 10, 2011, by and among Fox Factory, Inc., Fox Factory Holding Corp. and Vulcan Holdings, Inc. (previously filed on July 8, 2013 as Exhibit 10.18 to the Company’s Registration Statement on Form S-1(File No. 333-189841) and incorporated herein by reference).

10.24
Asset Purchase Agreement, by and between ST USA Holding Corp., Sport Truck USA, Inc. and Fox Factory Holding Corp., dated March 5, 2014 (previously filed on March 6, 2014 as Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-36040) and incorporated herein by reference).

21.1*	List of Subsidiaries.

23.1*	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Plante & Moran, PLLC, Independent Registered Public Accounting Firm.

23.3**	Consent of Squire Patton Boggs (US) LLP (contained in Exhibit 5.1).

24.1*	Power of Attorney (contained in signature page to this Registration Statement on Form S-1).

† Denotes management contracts and compensatory plans or arrangements
* Filed herewith
** To be filed by Amendment

(b) Financial statement schedules. All financial statement schedules are omitted because they are not applicable, the required information is not present in amounts sufficient to require submission of such schedules or the information is included in the registrant’s consolidated financial statements or notes thereto.

Item 17.    Undertakings
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes that:

(a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, Fox Factory Holding Corp. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scotts Valley, State of California, on June 20, 2014.

FOX FACTORY HOLDING CORP.
By:	/s/ Larry L. Enterline
Name:	Larry L. Enterline
Title:	Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Larry L. Enterline, Zvi Glasman and Elias Sabo, and each of them, as his or her true and lawful attorneys-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign the Registration Statement on Form S-1 of Fox Factory Holding Corp., and any or all amendments (including post-effective amendments) thereto and any new registration statement with respect to the offering contemplated thereby filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all that said attorneys-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Larry L. Enterline	Chief Executive Officer and Director	June 20, 2014
Larry L. Enterline	(Principal Executive Officer)

Chief Financial Officer
/s/ Zvi Glasman	(Principal Financial and Accounting	June 20, 2014
Zvi Glasman	Officer)

/s/ Elias Sabo	Chairman	June 20, 2014
Elias Sabo

/s/ Robert C. Fox, Jr.	Director	June 20, 2014
Robert C. Fox, Jr.

/s/ Joseph Hagin	Director	June 20, 2014
Joseph Hagin

/s/ Dudley Mendenhall	Director	June 20, 2014
Dudley Mendenhall

/s/ Carl Nichols	Director	June 20, 2014
Carl Nichols

/s/ Ted Waitman	Director	June 20, 2014
Ted Waitman

Exhibit Index

Exhibit Number	Exhibit

1.1**	Form of Underwriting Agreement

3.1
Amended and Restated Certificate of Incorporation (previously filed on September 19, 2013 as Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q (File No. 001-36040) and incorporated herein by reference).

3.2	Amended and Restated Bylaws (previously filed on September 19, 2013 as Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q (File No. 001-36040) and incorporated herein by reference).

4.1	Form of Common Stock Certificate (previously filed on July 8, 2013 as Exhibit 4.1 to the Company’s Registration Statement on Form S-1(File No. 333-189841) and incorporated herein by reference).

4.2
Amended and Restated Registration Rights Agreement, dated May 12, 2013, by and among Fox Factory Holding Corp., Compass Group Diversified Holdings LLC, Madison Capital Funding Co-Investment Fund LP and certain other stockholders listed on the signature page thereto (previously filed on July 8, 2013 as Exhibit 4.2 to the Company’s Registration Statement on Form S-1(File No. 333-189841) and incorporated herein by reference).

5.1**	Opinion of Squire Patton Boggs (US) LLP.

10.1
Revolving Credit Agreement, dated August 7, 2013 by and among Fox Factory Holding Corp., Fox Factory, Inc., SunTrust Bank and the other parties thereto (previously filed on September 19, 2013 as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (File No. 001-36040) and incorporated herein by reference).

10.2
Amended and Restated Revolving Credit and Term Loan Agreement, dated March 31, 2014 (previously filed on April 1, 2014 to the Company’s Current Report on Form 8-K (File No. 001-36040) and incorporated herein by reference).

10.3†
Employment Agreement, dated July 22, 2013, by and between Fox Factory Holding Corp. and Larry L. Enterline (previously filed on July 25, 2013 as Exhibit 10.7 to the Company’s Registration Statement on Form S-1 (File No. 333-189841) and incorporated herein by reference).

10.4†
Employment Agreement, dated July 22, 2013, by and between Fox Factory Holding Corp. and Zvi Glasman (previously filed on July 25, 2013 as Exhibit 10.8 to the Company’s Registration Statement on Form S-1 (File No. 333-189841) and incorporated herein by reference).

10.5†
Employment Agreement, dated July 22, 2013, by and between Fox Factory Holding Corp. and John Boulton (previously filed on July 25, 2013 as Exhibit 10.9 to the Company’s Registration Statement on Form S-1 (File No. 333-189841) and incorporated herein by reference).

10.6†
Employment Agreement, dated July 22, 2013, by and between Fox Factory Holding Corp. and Mario Galasso (previously filed on July 25, 2013 as Exhibit 10.10 to the Company’s Registration Statement on Form S-1 (File No. 333-189841) and incorporated herein by reference).

10.7†
Employment Agreement, dated February 20, 2014, by and between Fox Factory Holding Corp. and Bill Katherman (previously filed on June 17, 2014 as Exhibit 10.1 to the Company’s Amended Current Report on Form 8-K/A (File No. 001-36040) and incorporated herein by reference).

10.8†
Non-Employee Director Compensation Policy (previously filed on July 25, 2013 as Exhibit 10.24 to the Company’s Registration Statement on Form S-1 (File No. 333-189841) and incorporated herein by reference).

10.9
Information Sharing and Cooperation Agreement dated August 13, 2013 by and between Compass Diversified Holdings, on its behalf and on behalf of its wholly-owned subsidiary, Compass Group Diversified Holdings LLC, and Fox Factory Holding Corp., on its behalf and on behalf of its wholly-owned subsidiary, Fox Factory, Inc. (previously filed on November 6, 2013 as Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q (File No. 001-36040) and incorporated herein by reference).

10.10†
Form of Indemnification Agreement between Fox Factory Holding Corp. and certain of its directors and officers (previously filed on July 8, 2013 as Exhibit 10.1 to the Company’s Registration Statement on Form S-1 (File No. 333-189841) and incorporated herein by reference).

10.11†
Form of Indemnification Agreement between Fox Factory Holding Corp. and Elias Sabo and certain advisors (previously filed on July 8, 2013 as Exhibit 10.2 to the Company’s Registration Statement on Form S-1 (File No. 333-189841) and incorporated herein by reference).

10.12†	2008 Stock Option Plan, as amended (previously filed on July 8, 2013 as Exhibit 10.3 to the Company’s Registration Statement on Form S-1 (File No. 333-189841) and incorporated herein by reference).

10.13†
2008 Non-Statutory Stock Option Plan, as amended (previously filed on August 2, 2013 as Exhibit 10.4 to the Company’s Registration Statement on Form S-1 (File No. 333-189841) and incorporated herein by reference).

10.14†	2013 Omnibus Plan (previously filed on July 29, 2013 as Exhibit 10.5 to the Company’s Registration Statement on Form S-1 (File No. 333-189841) and incorporated herein by reference).

10.15†
Form of Restricted Stock Unit Award Agreement under 2013 Omnibus Plan (previously filed on July 25, 2013 as Exhibit 10.6 to the Company’s Registration Statement on Form S-1 (File No. 333-189841) and incorporated herein by reference).

10.16
Air Commercial Real Estate Association Standard Industrial / Commercial Single-Tenant Lease - Gross, dated October 31, 2011, by and between Fox Factory, Inc. and Sammie Rae Abitbol, LLC (previously filed on July 8, 2013 as Exhibit 10.11 to the Company’s Registration Statement on Form S-1(File No. 333-189841) and incorporated herein by reference).

10.17
Air Commercial Real Estate Association Standard Industrial / Commercial Single-Tenant-Gross, March 24, 2010, by and between Fox Factory, Inc. and Scarborough Gilbert Partners, and related addenda (previously filed on July 8, 2013 as Exhibit 10.12 to the Company’s Registration Statement on Form S-1(File No. 333-189841) and incorporated herein by reference).

10.18
Lease Agreement, dated July 1, 2003, by and between Fox Factory, Inc. and Robert C. Fox, Jr. (previously filed on July 8, 2013 as Exhibit 10.13 to the Company’s Registration Statement on Form S-1(File No. 333-189841) and incorporated herein by reference).

10.19
Lease Agreement, dated June 13, 2006, by and between Fox Factory, Inc. and Freedom Associates, LLC, and related addenda (previously filed on July 8, 2013 as Exhibit 10.14 to the Company’s Registration Statement on Form S-1(File No. 333-189841) and incorporated herein by reference).

10.20
Air Commercial Real Estate Association Standard Industrial/Commercial Multi-Tenant Lease - Net, dated April 19, 2012, by and between Fox Factory, Inc. and North Johnson Vernon Property, LLC, and related addendum (previously filed on July 8, 2013 as Exhibit 10.15 to the Company’s Registration Statement on Form S-1(File No. 333-189841) and incorporated herein by reference).

10.21
Land and Factory Lease Agreement, dated April 2, 2012, by and among Fox Factory, Inc., Hong-Ming Lee, Zhi-Ming Lee, Qing-Yu Lee, Fu-Zhong Lu, Yu-Wei Lu and Guan-Lun Lu (previously filed on July 8, 2013 as Exhibit 10.16 to the Company’s Registration Statement on Form S-1(File No. 333-189841) and incorporated herein by reference).

10.22
Sublease, dated January 1, 2012, by and between Fox Factory, Inc. and Robert C. Fox, Jr., and related addendum (previously filed on July 8, 2013 as Exhibit 10.17 to the Company’s Registration Statement on Form S-1(File No. 333-189841) and incorporated herein by reference).

10.23
Services and Secondment Agreement, as amended, dated March 10, 2011, by and among Fox Factory, Inc., Fox Factory Holding Corp. and Vulcan Holdings, Inc. (previously filed on July 8, 2013 as Exhibit 10.18 to the Company’s Registration Statement on Form S-1(File No. 333-189841) and incorporated herein by reference).

10.24
Asset Purchase Agreement, by and between ST USA Holding Corp., Sport Truck USA, Inc. and Fox Factory Holding Corp., dated March 5, 2014 (previously filed on March 6, 2014 as Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-36040) and incorporated herein by reference).

21.1*	List of Subsidiaries.

23.1*	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Plante & Moran, PLLC, Independent Registered Public Accounting Firm.

23.3**	Consent of Squire Patton Boggs (US) LLP (contained in Exhibit 5.1).

24.1*	Power of Attorney (contained in signature page to this Registration Statement on Form S-1).

† Denotes management contracts and compensatory plans or arrangements
* Filed herewith
** To be filed by Amendment